                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-39705


     INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION PURSUANT TO RULE 424 UNDER THE SECURITIES ACT OF 1933. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933. A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS WILL BE DELIVERED TO PURCHASERS OF THESE SECURITIES. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED DECEMBER 2, 1997

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 28, 1997)

                                  $125,000,000

                       [ALTERNATE LIVING SERVICES LOGO]
                % CONVERTIBLE SUBORDINATED DEBENTURES DUE 2002
                           ------------------------
    Alternative Living Services, Inc. ("ALS" or the "Company") is hereby
offering (the "Offering") $125.0 million aggregate principal amount of     %
Convertible Subordinated Debentures Due 2002 (the "Debentures"). Commencing 180 days after their issuance and thereafter at any time prior to maturity, except as otherwise provided herein, the Debentures will be convertible, unless previously redeemed, into shares of common stock of the Company, par value $.01
per share (the "Common Stock"), at a conversion price of $      per share,
subject to adjustment in certain events. Under certain circumstances, a portion of the Debentures may not be converted into shares of Common Stock, in which event the Company will be obligated to repurchase such Debentures if tendered for conversion at a purchase price equal to 100% of the principal amount thereof plus accrued interest thereon. See "Description of Debentures -- Conversion Rights." Interest on the Debentures will be payable semiannually on
and           of each year, commencing           , 1998. Subject to certain
conditions, the Debentures will be redeemable at any time and from time to time,
on or after           , 2000, at the option of the Company, in whole or in part, at a redemption price equal to 100% of the principal amount thereof, together with accrued interest thereon to the redemption date. Upon a Change in Control (as defined), each holder of Debentures will have the right, subject to certain conditions and restrictions, to require the Company to repurchase any or all outstanding Debentures owned by such holder at 101% of the principal amount thereof plus accrued interest thereon.

    The Debentures will be unsecured and subordinated in right of payment to all present and future Senior Indebtedness (as defined) of the Company and will be effectively subordinated to all indebtedness and other liabilities of subsidiaries of the Company. See "Description of Debentures." There is no limitation on the amount of Senior Indebtedness or other liabilities that the Company or its subsidiaries may incur in the future. At November 30, 1997, the Company's outstanding Senior Indebtedness totaled approximately $97.6 million and liabilities of the Company's subsidiaries totaled approximately $130.0 million, of which $71.6 million was included in Senior Indebtedness.

    The Common Stock is listed on the American Stock Exchange (the "AMEX") under the symbol "ALI." On November 28, 1997, the last sale price of the Common Stock was $26 5/8 per share, as reported by the AMEX. See "Price Range of Common Stock." Prior to the Offering, there has been no public market for the Debentures. The Company will apply to list the Debentures on the AMEX.

    Concurrently herewith, the Company is offering 2,800,000 shares of Common Stock pursuant to an underwritten public offering (the "Concurrent Offering"), excluding up to an additional 420,000 shares of Common Stock for the purpose of covering over-allotments, if any. See "Prospectus Summary -- Concurrent Offering."

     SEE "RISK FACTORS" COMMENCING ON PAGE S-7 OF THIS PROSPECTUS SUPPLEMENT FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE DEBENTURES OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=======================================================================================================================
                                                                           UNDERWRITING
                                                   PRICE TO               DISCOUNTS AND              PROCEEDS TO
                                                  PUBLIC(1)               COMMISSIONS(2)            COMPANY(1)(3)
-----------------------------------------------------------------------------------------------------------------------
Per Debenture............................
------------------------------------------------------------------------------------------------------------------
Total....................................             $                         $                         $
==================================================================================================================

(1) Plus accrued interest, if any, from           , 1997.
(2) See "Underwriting" for indemnification arrangements.
(3) Before deducting expenses payable by the Company estimated to be $        .
(4) The Company has granted to the Underwriters a 30-day option to purchase up to an additional $18.75 million principal amount of Debentures solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds
    to Company will be $        , $        , and $        , respectively. See
    "Underwriting."

    The Debentures are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain prior conditions including the right of the Underwriters to reject orders in whole or in part. It is expected that delivery of such Debentures will be made
in New York, New York, on or about December   , 1997.

SCHRODER & CO. INC.
           DONALDSON, LUFKIN & JENRETTE
              SECURITIES CORPORATION

                                   SALOMON SMITH BARNEY

                                            COWEN & COMPANY

                                                    MCDONALD & COMPANY
                                                      SECURITIES, INC.

                               December   , 1997

                      [Alternative Living Services LOGO]

                                     [MAP]

    The above map indicates the locations, as of November 1, 1997, of the Company's operating residences and residences under construction. Of the 219 residences operated by the Company, the Company owns 50, leases 101, holds majority interests in entities which own 20 and lease 12, holds minority interests in entities which own 11 and lease 9, and manages 16 for other owners. In addition, the Company currently has 99 residences under construction. The above map excludes residences under development.
                             ---------------------

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS, AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                             ---------------------

     Sterling House(R), Crossings(R) and WovenHearts(R) are registered service marks of the Company and the Company claims service mark protection in the marks Alternative Living Services(SM), Wynwood (SM) and Clare Bridge(SM).

                           FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which represent the Company's expectations or beliefs concerning future events that involve risks and uncertainties. All statements other than statements of historical facts included in this Prospectus Supplement, including, without limitation, the statements under "Prospectus Summary," "Management's Discussion and Analysis of Combined Financial Condition and Results of Combined Operations," "Business" and elsewhere herein, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual future results or trends to differ materially from future results or trends expressed or implied by such forward-looking statements. The most significant of such risks, uncertainties and other factors are discussed under the heading "Risk Factors," beginning on page S-7 of this Prospectus Supplement, and prospective investors are urged to consider carefully such factors.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, included elsewhere in this Prospectus Supplement, in the accompanying Prospectus of the Company dated November 28, 1997 (the "Prospectus") and in the documents incorporated by reference. Prospective investors should carefully review the matters set forth in this Prospectus Supplement under "Risk Factors" before making a decision with respect to an investment in the Debentures. Unless otherwise indicated, the information contained in this Prospectus Supplement assumes that the Underwriters' over-allotment option will not be exercised.

                                  THE COMPANY

     Alternative Living Services, Inc. ("ALS" or the "Company") is a leading national assisted living company, operating 219 residences with an aggregate capacity of approximately 9,200 residents as of November 1, 1997. Of these residences, the Company owns 50, leases 101, holds majority interests in entities which own 20 and lease 12, holds minority interests in entities which own 11 and lease 9, and manages 16 for other owners. The Company and its predecessor have operated high-acuity assisted living residences since 1981, and specialty dementia care residences since 1985.

     The Company provides a broad continuum of personal care (such as assistance with bathing, toileting, dressing, eating and ambulation), support services (such as housekeeping, laundry and transportation) and health care (such as medication administration, routine and skilled nursing care and health monitoring) to its residents. In addition, the Company offers a wide range of specialized services, including behavior management and environmental adaptation programs, to residents who suffer from Alzheimer's disease and other dementias. All of these services are provided on a 24-hour basis in "home-like" residential settings which emphasize privacy, individual choice and independence. The Company operates multiple residence models, each with a recognized brand name and each serving a particular segment of the private pay elderly population. Each residence model is designed to permit residents to age in place by meeting their personal and health care needs across a range of pricing options.

     Since 1993, the Company has experienced significant growth through its aggressive development program and several strategic acquisitions and mergers. In October 1997, the Company completed its merger (the "Sterling Merger") with Sterling House Corporation ("Sterling"), another assisted living company which at the time operated 104 residences with an aggregate capacity of approximately 3,900 residents. As a result of the Sterling Merger, the Company added significant depth to its experienced management team, acquired an additional high-acuity residence model in the Sterling House residence model and significantly expanded its presence in the Midwest and Southeast. In 1996, the Company acquired New Crossings International Corporation ("Crossings"), an assisted living company which operated 15 residences with a capacity of approximately 1,420 residents throughout the Western United States, and Heartland Retirement Services, Inc. ("Heartland"), an assisted living company which operated 20 WovenHearts residences throughout Wisconsin. As a result of these 1996 transactions, the Company expanded into several new geographic markets and broadened its offering of assisted living residence models through the addition of the Crossings apartment style residence model and the WovenHearts residence model designed to serve frail elderly individuals in moderate income markets and smaller communities. The Company has also significantly expanded its operations through the development of free-standing residences. Through November 1, 1997, the Company (including Sterling, Crossings and Heartland) has developed 203 residences with an aggregate capacity of approximately 8,700 residents. The Company intends to continue its development strategy and, at November 1, 1997, was constructing 99 residences with an aggregate capacity of approximately 4,200 residents and was developing an additional 74 residences with an aggregate capacity of approximately 3,200 residents. Of these residences, at least 110 are expected to open during 1998.

     The Company's executive offices are located at 450 North Sunnyslope Road, Suite 300, Brookfield, Wisconsin 53005, and its telephone number is (414) 789-9565.

                                  THE OFFERING

DEBENTURES OFFERED.........  $125.0 million aggregate principal amount of the
                             Company's      % Convertible Subordinated
                             Debentures Due 2002 ($143.8 million if the
                             Underwriters' over-allotment option is exercised in
                             full).

INTEREST PAYMENT DATES.....            and           , commencing
                                            , 1998.

MATURITY...................  Due on                , 2002.

CONVERSION OF DEBENTURES...  Commencing 180 days after issuance and thereafter at any time prior to maturity, except as otherwise provided herein, the Debentures will be convertible, unless previously redeemed, into
                             shares of Common Stock at a price of           per
                             share, subject to adjustment in certain events. Under certain circumstances, a portion of the Debentures may not be converted into shares of Common Stock, in which event the Company will be obligated to repurchase such Debentures if tendered for conversion at a purchase price equal to 100% of the principal amount thereof plus accrued interest thereon. See "Description of
                             Debentures -- Conversion Rights."

OPTIONAL REDEMPTION........  Subject to certain conditions, the Debentures will be redeemable at any time and from time to time on
                             or after                , 2000 at the option of the
                             Company, in whole or in part, at a redemption price equal to 100% of the principal amount thereof, together with accrued interest thereon to the redemption date.

RANKING....................  The Debentures will be subordinated to all present and future Senior Indebtedness of the Company. In addition, the Debentures will be effectively subordinated to all indebtedness and other liabilities of the Company's subsidiaries. The Indenture will not limit the amount of Senior Indebtedness or other liabilities the Company or its subsidiaries may incur in the future. At November 30, 1997, the Company's outstanding Senior Indebtedness totaled approximately $97.6 million and liabilities of the Company's subsidiaries totaled approximately $130.0 million, of which $71.6 million was included in Senior Indebtedness.

USE OF PROCEEDS............  The net proceeds from this Offering will be used for repayment of existing indebtedness and to finance development activities and acquisitions. See "Use of Proceeds."

CHANGE IN CONTROL..........  Upon a Change in Control, each holder of the
                             Debentures will have the right, subject to certain conditions and restrictions, to require the Company to repurchase any or all outstanding Debentures owned by such holder at 101% of the principal amount thereof, plus accrued interest thereon.

                              CONCURRENT OFFERING

     Concurrently herewith, the Company is offering 2,800,000 shares of Common Stock (3,220,000 shares if an over-allotment option to be granted to the underwriters in the Concurrent Offering is exercised in full). The Company intends to use the net proceeds from the Concurrent Offering as described herein under "Use of Proceeds." The consummation of the Concurrent Offering is not a condition to the consummation of the Offering, and the consummation of the Offering is not a condition to the consummation of the Concurrent Offering. Except where otherwise indicated, all information in this Prospectus Supplement assumes that the underwriters of the Concurrent Offering will not exercise their over-allotment option.

                                  RISK FACTORS

     Prospective investors should carefully consider the risk factors set forth under the caption "Risk Factors" beginning on page S-7 of this Prospectus Supplement.

           SUMMARY SUPPLEMENTAL CONSOLIDATED FINANCIAL AND OTHER DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following financial data for the three years ended December 31, 1996, 1995 and 1994 are derived from the audited supplemental consolidated financial statements of the Company included elsewhere herein. The financial data for the nine month periods ended September 30, 1997 and 1996 are derived from the unaudited interim supplemental consolidated financial statements of the Company included elsewhere herein. The supplemental consolidated financial statements give retroactive effect to the Sterling Merger consummated on October 23, 1997, which has been accounted for as a pooling-of-interests as described in Note 1 to the audited supplemental financial statements. In accordance with generally accepted accounting principles, such supplemental consolidated financial statements will become the historical consolidated financial statements of Alternative Living Services, Inc. and subsidiaries after financial statements covering the date of consummation of the Sterling Merger are issued. The supplemental financial statements include all adjustments, consisting of normal recurring accruals, that the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997.

                                                          NINE MONTHS
                                                             ENDED              FISCAL YEARS ENDED
                                                         SEPTEMBER 30,             DECEMBER 31,
                                                       -----------------    ---------------------------
                                                        1997      1996       1996      1995      1994
                                                       -------   -------    -------   -------   -------
STATEMENT OF OPERATIONS DATA:
Operating revenues...................................  $89,104   $35,289    $55,637   $15,061   $ 7,228
Operating loss.......................................   (3,445)   (4,537)    (5,717)   (1,765)     (489)
Net income (loss)....................................  $    79   $(7,052)   $(8,796)  $(1,835)  $(1,137)
Net income (loss) per share..........................  $  0.00   $ (0.49)   $ (0.57)  $ (0.21)  $ (0.21)
Weighted average number of common shares
  outstanding........................................   18,989    14,395     15,429     8,929     5,469
OPERATING DATA:
Residences at period end.............................      208       104        135        36        22
Resident capacity at period end......................    8,738     4,022      5,250     1,132       642

                                                                    AT SEPTEMBER 30, 1997
                                                    -----------------------------------------------------
                                                                   PRO                        AS FURTHER
                                                     ACTUAL     FORMA(1)     AS ADJUSTED(2)   ADJUSTED(3)
                                                    --------   -----------   --------------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents.........................  $ 19,566    $ 28,809        $100,434       $171,007
Working capital (deficit).........................    (8,231)      7,182          98,853        169,426
Total assets......................................   366,587     340,249         415,249        485,822
Long-term obligations, net of current
  maturities......................................   195,478     170,478         265,524        265,524
Stockholders' equity..............................    91,263      91,263          91,263        161,836

---------------

(1) Reflects the effect of a sale/leaseback transaction which occurred on November 21, 1997. See "Capitalization."

(2) Reflects the sale of $125.0 million aggregate principal amount of the Debentures in the Offering and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

(3) Reflects the sale of 2,800,000 shares of Common Stock in the Concurrent Offering at an assumed public offering price of $26.625 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     An investment in the Debentures offered hereby involves various risks. Prospective investors are urged to carefully consider each of the following risks, in conjunction with the other information contained in this Prospectus Supplement and in the accompanying Prospectus, before purchasing any Debentures of the Company.

SUBSTANTIAL DEBT AND OPERATING LEASE PAYMENT OBLIGATIONS

     Giving effect to the Sterling Merger, (i) the Company had lease expense of $9.0 million and $18.1 million for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively, and (ii) the Company's total indebtedness as of September 30, 1997 was $222.4 million, and its net interest expense was $3.2 million for the year ended December 31, 1996 and $2.2 million for the nine months ended September 30, 1997. Debt and annual operating lease payment obligations will continue to increase significantly as the Company pursues its growth strategy. In addition, the Company anticipates that future development of residences may be financed with construction loans and, therefore, there is a risk that, upon completion of construction, permanent financing for newly developed residences may not be available or may be available only on terms that are unfavorable or unacceptable to the Company.

     The Company has not had sufficient earnings on a historical basis (or on a pro forma basis giving effect to the Offering) to cover fixed charges. See "Ratio of Earnings to Fixed Charges" in the Prospectus. Giving effect to the Sterling Merger, earnings of the Company were insufficient to cover fixed charges by $10.7 million for the year ended December 31, 1996 and $10.2 million for the nine months ended September 30, 1997. There can be no assurance that the Company will generate sufficient cash flow to meet its future obligations. Any payment default or other default with respect to such obligations could cause the lender to foreclose upon the residences securing the indebtedness or, in the case of an operating lease, to terminate the lease, with a consequent loss of income and asset value to the Company. Moreover, because of cross-default and cross-collateralization provisions in certain mortgages and debt instruments of the Company and in most of its leases, a default by the Company on one of its payment obligations could result in acceleration of other obligations and adversely affect a significant number of its other residences. See "-- Need for Additional Financing; Risk of Rising Interest Rates."

HISTORY OF OPERATING LOSSES

     The Company has experienced significant operating losses and net losses in each year since inception, primarily as a result of its development, construction and residence lease-up activities as well as the incurrence of certain expenses to establish corporate infrastructure to support future planned growth. Giving effect to the Sterling Merger, (i) for the years ended December 31, 1994, 1995 and 1996, the Company incurred operating losses of $489,000, $1.8 million and $5.7 million, respectively, and net losses of $1.1 million, $3.0 million and $8.8 million, respectively, and (ii) for the nine months ended September 30, 1997, the Company incurred an operating loss of $3.4 million and net income of $79,000.

     Newly opened assisted living residences typically operate at a loss during the first six to 12 months of operation, primarily due to the incurrence of certain fixed and variable expenses in advance of the achievement of targeted rent and service fee revenues from the lease-up of such residences. As of November 1, 1997, of the Company's 219 residences, 90 had been open for 12 months or less. In addition, the development and construction of assisted living residences requires the commitment of substantial capital over a typical six- to 12-month construction period, the consequence of which may be an adverse impact on the Company's liquidity. As of November 1, 1997, the Company had 99 residences under construction and an additional 74 residences under development. In the case of acquired residences, resident turnover and increased marketing expenditures which may be required to reposition such residences, together with the possible disruption of operations resulting from the implementation of renovations, may adversely impact the financial performance of such residences for a period of time after their acquisition. In addition, occupancy levels and the rates which the Company may be able to charge for its services may be adversely affected in competitive market circumstances which would negatively impact the operating results of affected residences. Accordingly, there can be no assurance that the Company will not experience unforeseen expenses, difficulties, complications and delays which could result in greater than anticipated operating losses or otherwise materially adversely affect the Company's financial condition and results of operations. See "-- Development and Construction Risks" and "-- Competition."

INTEGRATION OF OPERATIONS FOLLOWING THE STERLING MERGER; ANTICIPATED MERGER RESTRUCTURING CHARGE

     The Sterling Merger, which was consummated on October 23, 1997, involves the integration of two companies that have previously operated independently. Among the factors considered by the Board of Directors of the Company in connection with its approval of the Sterling Merger were the opportunities for operating efficiencies that may result from the Sterling Merger. While the Company would expect to achieve certain operating efficiencies as a result of the Sterling Merger, no assurance can be given that difficulties will not be encountered in integrating the operations of the Company and Sterling or that the benefits expected from such integration will be realized. In addition, management of the Company expects to devote significant attention to efforts to integrate the operations of the two companies, which effort may affect such management's ability to manage ongoing operations and expansion efforts. Any delays or unexpected costs incurred in connection with such integration could have a material adverse effect on the business, results of operations or financial condition of the Company.

     Significant expenses are expected to be incurred in connection with the consolidation and integration of the Company and Sterling as a result of the Sterling Merger. Such activities may include restructuring regional and corporate functions, consolidating information systems, integrating operations, and other personnel costs. In addition, under the pooling-of-interests accounting method, direct transaction costs are expensed in the period in which the transaction is consummated. Such costs include investment banking, legal, accounting, printing, solicitation and filing fees, and similar expenses. The Company anticipates recording charges to earnings in the quarter ending December 31, 1997 related to the Sterling Merger in an aggregate range of $9.0 million to $11.0 million. A portion of these charges to earnings will be identified as non-recurring merger charges in the Company's financial statements for such quarter.

INSUFFICIENT AUTHORIZED SHARES OF COMMON STOCK TO SATISFY CONVERSION OF DEBENTURES; INCREASE IN AUTHORIZED SHARES

     The Debentures to be issued in the Offering will be convertible commencing
180 days after their issuance into an aggregate of approximately      million
shares of Common Stock, based on an assumed conversion price of $     per share.
The Company's Restated Certificate of Incorporation, as amended (the "Certificate"), authorizes the issuance of 5,000,000 shares of preferred stock and 30,000,000 shares of Common Stock. After giving effect to the sale of 2,800,000 shares in the Concurrent Offering and the reservations of shares issuable upon conversion of the 6.75% Debentures and 7% Debentures and the exercise of stock options previously granted or available for grant under the Company's stock option plans, the Company will have 2,615,369 shares of authorized but unissued Common Stock. As a result, the Company will not have sufficient authorized shares of Common Stock to fully satisfy its obligations with respect to the conversion of the Debentures to be issued in the Offering. The Company has agreed to seek stockholder approval of an amendment to the Certificate (the "Charter Amendment") to increase the number of authorized shares of Common Stock to a number sufficient to permit the 100% conversion of the Debentures. Directors of the Company and certain of their affiliates beneficially owning in the aggregate approximately 27.4% of the outstanding shares of Common Stock prior to the Concurrent

Offering and approximately 22.9% of the outstanding shares of Common Stock after the Concurrent Offering (22.4% if the Underwriters' over-allotment option in the Concurrent Offering is exercised in full) have indicated their intent to vote in favor of the Charter Amendment. If and for so long as the Charter Amendment is not approved by the Company's stockholders, holders of a portion of the Debentures may not be able to convert such Debentures into shares of Common Stock and as a result such holders would be precluded from benefiting from the conversion feature.

     Pursuant to the terms of the Debentures, a holder of Debentures who seeks to convert his Debentures into Common Stock at a time that the Company does not have sufficient authorized shares of Common Stock to satisfy such conversion will have the right to require the Company to repurchase his Debentures for an amount payable in cash equal to the principal amount of such Debentures plus accrued and unpaid interest thereon. There can be no assurance that the Company will have sufficient capital resources available to satisfy its obligations with respect to the repurchase of any Debentures. In addition, until the Charter Amendment is approved, the Company will not be permitted (i) to exercise its
right to voluntarily redeem the Debentures at any time on or after             ,
2000 or (ii) to issue additional shares of Common Stock or securities convertible into or exchangeable for Common Stock except for employee stock options to acquire Common Stock granted under the Company's existing stock option plans. If and for so long as the Company is unable to secure stockholder approval of the Charter Amendment, the Company will be prohibited from issuing Common Stock in connection with financing, acquisition or other transactions, which may preclude the Company from raising additional equity capital or effecting acquisitions or other transactions that may be in the best interest of the Company. No assurances can be given that a failure to secure such stockholder approval of the Charter Amendment will not have a material adverse effect upon the price of the Common Stock or the Debentures. See "-- Need for Additional Financing; Rising Interest Rates."

SUBORDINATION OF DEBENTURES

     The Debentures will be unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness (as defined in the accompanying Prospectus) of the Company. As a result of such subordination, in the event of bankruptcy, liquidation or reorganization of the Company, or upon the acceleration of any Senior Indebtedness, the assets of the Company will be available to pay obligations on the Debentures only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Debentures then outstanding. The Company expects from time to time to incur additional indebtedness, including indebtedness that would constitute Senior Indebtedness. The Debentures are also structurally subordinated to all indebtedness and other liabilities, including trade payables, of the Company's subsidiaries, including joint venture entities. The Indenture (as defined in the accompanying Prospectus) does not prohibit or limit the incurrence of additional indebtedness, including Senior Indebtedness, by the Company or its subsidiaries and the incurrence of additional indebtedness by the Company or its subsidiaries could adversely affect the Company's ability to pay its obligation on the Debentures. As of November 30, 1997, the Company's outstanding Senior Indebtedness totaled approximately $97.6 million and liabilities of the Company's subsidiaries totaled approximately $130.0 million, of which $71.6 million was included in Senior Indebtedness.

ABILITY TO CONTINUE GROWTH; ABILITY TO MANAGE RAPID EXPANSION AND BUSINESS DIVERSIFICATION

     The Company has and expects to continue to pursue an aggressive expansion strategy focused on developing, constructing and acquiring assisted living residences. The Company is currently managing significant construction and development activity. Accordingly, the Company's prospects are directly affected by its ability to develop, construct and, to a lesser extent, acquire additional residences. The Company's ability to continue to grow will depend in large part on its ability to identify suitable and affordable development and acquisition opportunities and successfully pursue such opportunities, identify and obtain necessary financing commitments and effectively operate its assisted living residences. There can be no assurance, however, that the Company will be successful in developing, constructing or acquiring any additional residences or that it will be able to continue to achieve or exceed its historical growth rate.

     The Company's rapid expansion places significant demands on the Company's management and operating personnel. The Company's ability to manage its recent and future growth effectively will require it to continue to improve its operational, financial and management information systems and to continue to attract, retain, train, motivate and manage key employees. If the Company is unable to manage its growth effectively, its business, operating results and financial condition will be adversely affected.

     Management of the Company intends to review and, in appropriate circumstances, pursue opportunities for development and expansion of new products and services, such as home health care, rehabilitation and pharmacy services. Efforts to achieve such business diversification, however, are subject to certain risks, including management's relative unfamiliarity with such businesses, additional uncertainties related to government regulation and possible difficulties in integrating new products or businesses.

DEVELOPMENT AND CONSTRUCTION RISKS

     The Company's growth strategy is dependent, in part, on its ability to develop and construct a significant number of additional residences. As of November 1, 1997, the Company had 99 residences under construction and 74 residences under development. Development projects generally are subject to various risks, including zoning, permitting, health care licensing and construction delays, that may result in construction cost overruns and longer development periods and, accordingly, higher than anticipated start-up losses. Project management is subject to a number of contingencies over which the Company will have little or no control and which might adversely affect project costs and completion time. Such contingencies include shortages of, or the inability to obtain, labor or materials, the inability of the general contractor or subcontractors to perform under their contracts, strikes, adverse weather conditions and changes in applicable laws or regulations or in the method of applying such laws and regulations. In addition, the Company's construction management subsidiary serves as general contractor on many of the Company's residences in construction and development, and, accordingly, in these instances the Company may not have the same contractual recourse for construction delays and defects as would generally be available were a third party general contractor engaged to construct these residences. As a result of these various factors, there can be no assurance that the Company will not experience construction delays, that it will be successful in developing and constructing currently planned or additional residences or that any developed residence will be economically successful. If the Company's planned development is delayed, the Company's business, operating results and financial condition could be adversely affected.

RISKS ASSOCIATED WITH ACQUISITIONS

     The Company has acquired residences in the past and intends to continue to seek acquisition opportunities in the future. However, no assurances can be given that the Company will be successful in identifying any future acquisition opportunities or completing any identified acquisitions. The acquisition of residences involves a number of risks. Existing residences available for acquisition frequently serve or target different market segments than those presently served by the Company. It may be necessary in such cases to reposition and renovate acquired residences or turn over the existing resident population to achieve a resident acuity and income profile which is consistent with the Company's current operations. In addition, the Company may also determine that staff and operating management personnel changes are necessary to successfully integrate such residences into the Company's existing operations. No assurances can be made that management will be successful in repositioning any acquired residences or in effecting any necessary operational or structural changes and improvements on a timely basis. Any failure by the Company to make necessary operational or structural changes or to successfully reposition acquired residences may adversely impact the Company's business, operating results and financial condition. In undertaking acquisitions of residences, the Company also may be adversely impacted by unforeseen liabilities attributable to the prior operators of such residences, against whom the Company may have little or no recourse.

NEED FOR ADDITIONAL FINANCING; RISK OF RISING INTEREST RATES

     To achieve its growth strategy, the Company will need to obtain sufficient financing to fund its continued development, construction and acquisition activities. Accordingly, the Company's future growth will depend on its ability to obtain additional financing on acceptable terms. The Company has executed non-binding letters of intent with four health care REITs for financing commitments aggregating approximately $574.0 million (of which $325.9 million has been utilized in sale /leaseback and mortgage financing transactions through November 30, 1997) and with conventional mortgage lenders for construction and long- term mortgage financing aggregating $130.0 million ($8.0 million of which has been used as of November 30, 1997). The Company's management believes financing available pursuant to these arrangements, and pursuant to other sources of financing, will be sufficient to fund its development and acquisition programs for at least the next 12 months. The Company will from time to time seek additional funding through public or private financing, including equity or debt financing. If additional funds are raised by issuing equity securities, the Company's stockholders may experience dilution. In addition, the Company will require significant financial resources to meet its operating and working capital needs, including contractual obligations to purchase the equity interest of joint venture portions in residences owned in joint ventures. See "-- Joint Ventures and Related Mandatory Purchase Obligations." There can be no assurance that any newly constructed residences will achieve a stabilized occupancy rate and attain a resident mix that meet the Company's expectations or generate sufficient positive cash flow to cover operating and financing costs associated with such residences. There can be no assurance that the Company will be successful in securing additional financing or that adequate funding will be available and, if available, will be on terms that are acceptable to the Company. A lack of funds may require the Company to delay or eliminate all or some of its development projects and acquisition plans. In addition, the Company may require additional financing to enable it to acquire additional residences, to respond to changing economic conditions, to expand the Company's development program or to account for changes in assumptions related to its development program.

     Approximately $21.0 million, or 10%, of the Company's total indebtedness as of November 30, 1997 was subject to floating interest rates. Although a majority of the debt and lease payment obligations of the Company are not subject to floating interest rates, indebtedness that the Company may incur in the future may bear interest at a floating rate. In addition, future fixed rate indebtedness and lease obligations will be based on interest rates prevailing at the time such arrangements are obtained. Therefore, increases in prevailing interest rates could increase the Company's interest or lease payment obligations and could have an adverse effect on the Company's business, financial condition and results of operations.

JOINT VENTURES AND RELATED MANDATORY PURCHASE OBLIGATIONS

     The Company has entered into several joint ventures with regional real estate development partners and others for the construction, development and ownership of assisted living residences in targeted geographic areas. As of November 1, 1997, 52 of the Company's operating residences were jointly owned, directly or indirectly, with venture partners. Of the 173 residences which were either under construction or development by the Company as of November 1, 1997, a significant portion of such residences are being or will be constructed or developed under joint venture agreements. There can be no assurance that these joint venture development partners will be successful in identifying sites for future residences, securing necessary permits and licenses for the construction of new residences and supervising the construction of new residences on time and within budget. In addition, the Company has agreed not to own or operate competing assisted living residences during specified contractual periods within specified geographic areas adjacent to residences developed through certain of its joint ventures. While the Company typically receives a fee for managing residences developed through joint ventures, it shares with its joint venture partners any profits or losses realized from the operation or sale of such residences. The Company is obligated under its joint venture arrangements to purchase the equity interests of its joint venture partners upon the election of such joint venture partners at a price based on either a formula price or the appraised value of the residence owned by the applicable joint venture. These purchase rights generally become exercisable during the first six months to two years following the opening of the residence owned by such joint venture. As a result of these provisions, the Company might become obligated to acquire additional interests in residences developed through joint ventures on terms or at times that would otherwise not be acceptable to the Company, including times during which the Company may not have adequate liquidity to fund such acquisitions.

RESIDENCE MANAGEMENT, STAFFING AND LABOR COSTS

     The Company competes with other providers of long-term care with respect to attracting and retaining qualified and skilled personnel. The Company will be dependent upon its ability to attract and retain management personnel responsible for the day-to-day operations of each of the Company's residences. Any inability of the Company to attract or retain qualified residence management personnel could have a material adverse effect on the Company's financial condition or results of operations. In addition, a possible shortage of nurses or trained personnel may require the Company to enhance its wage and benefits package in order to compete in the hiring and retention of such personnel. The Company will also be dependent upon the available labor pool of semi-skilled and unskilled employees in each of the markets in which it operates. No assurance can be given that the Company's labor costs will not increase, or that, if they do increase, they can be matched by corresponding increases in rates charged to residents. Any significant failure by the Company to attract and retain qualified management and staff personnel, to control its labor costs or to pass on any increased labor costs to residents through rate increases would have a material adverse effect on the Company's business, operating results and financial condition.

COMPETITION

     The long-term care industry is highly competitive and, given the relatively low barriers to entry and continuing health care cost containment pressures, the Company expects that the assisted living segment of such industry will become increasingly competitive in the future. The Company competes with other companies providing assisted living services as well as numerous other companies providing similar service and care alternatives, such as home health care agencies, congregate care facilities, retirement communities and skilled nursing facilities. While the Company believes there is a need for additional assisted living residences in the markets where the Company is constructing and developing residences, the Company expects that, as assisted living residences receive increased market awareness and the number of states which include assisted living services in their Medicaid programs increases, competition will increase from new market entrants, many of whom may have substantially greater financial resources than the Company. No assurance can be given that increased competition will not adversely affect the Company's ability to attract or retain residents or maintain its existing rate structures. Moreover, in implementing its growth strategy, the Company expects to face competition for development and acquisition opportunities from local developers and regional and national assisted living companies. Some of the Company's present and potential competitors have, or may have access to, greater financial resources than those of the Company. Consequently, there can be no assurance that the Company will not encounter increased competition in the future which could limit its ability to attract and retain residents, to maintain or increase resident service fees or to expand its business and could have a material adverse effect on the Company's financial condition, results of operations and prospects.

     Management of the Company is not able to predict the effect that the health care industry trend towards managed care will have on the assisted living marketplace. Managed care, an arrangement whereby service and care providers agree to sell specifically defined services to one or more public or private payors (frequently not the end user or resident) subject to a predefined system in an effort to achieve more efficiency with respect to utilization and cost, is not currently a significant factor in the assisted living marketplace. However, managed care plans sponsored by insurance companies or HMOs may in the future be a factor in the assisted living marketplace. There can be no assurance that the Company will not encounter increased competition or be subject to other competitive pressures that could affect its business, results of operation or financial condition as a result of managed care.

GOVERNMENT REGULATION

     Health care is an area of extensive and frequent regulatory change. The assisted living industry is relatively new, and, accordingly, the manner and extent to which it is regulated at the Federal and state levels is evolving. Changes in the laws or new interpretations of existing laws may have a significant impact on the Company's methods and costs of doing business. The Company is, and will be, subject to varying degrees of regulation and licensing by health or social service agencies and other regulatory authorities in the various states and localities where they operate or intend to operate.

     The Company and its activities are subject to zoning, health and other state and local government regulations. Zoning variances or use permits are often required for construction. Severely restrictive regulations could impair the ability of the Company to open additional residences at desired locations or could result in costly delays. Several of the Company's residences have been financed by revenue bonds. In order to continue to qualify for favorable tax treatment of the interest payable on certain of these bonds, the financed residences must comply with certain federal income tax requirements, principally pertaining to the maximum income level of a specified portion of the residents. Failure to satisfy these requirements constitutes an event of default under the bonds, thereby accelerating their maturity.

     The Company's success will depend in part upon its ability to satisfy applicable regulations and requirements and to procure and maintain required licenses in rapidly changing regulatory environments. Any failure to satisfy applicable regulations or to procure or maintain a required license could have a material adverse effect on the Company's financial condition, results of operations and prospects. The Company's operations could also be adversely affected by, among other things, regulatory developments such as revisions in building code requirements for assisted living residences, mandatory increases in the scope and quality of care to be offered to residents and revisions in licensing and certification standards. There can be no assurance that Federal, state or local laws or regulations will not be imposed or expanded which adversely impact the Company's business, financial condition, results of operations or prospects. The Company's residence operations are also subject to health and other state and local government regulations.

     The Company has sold franchises for its Sterling House model and may sell on a limited basis franchises for such model in the future. The sale of franchises is regulated by the Federal Trade Commission and by certain state agencies located in jurisdictions other than those states where the Company currently conducts franchise operations. Principally, these regulations require that certain written disclosures be made prior to the sale of a franchise. In addition, some states have relationship laws which prescribe the basis for terminating a franchisee's rights and regulate both the franchisor's and its franchisees' post-termination rights and obligations. There can be no assurance that changes in such regulations will not have an adverse impact upon the ability of the combined company to continue its franchising activities.

     The Company intends to review and, in appropriate circumstances, pursue opportunities for development and expansion into new products and services. These new products and services may include home health care, rehabilitation and pharmacy services. The Federal and state regulation of such additional products and services may be more evolved and extensive than that related to the Company's assisted living operations. The Company has not in the past engaged in significant activities outside of its core assisted living business. Should the Company expand into new products and services, the Company will be subject to additional Federal, state and local laws and regulations. Non-compliance with such regulations could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

LIABILITY AND INSURANCE

     The provision of personal and health care services entails an inherent risk of liability. In recent years, participants in the long-term care industry have become subject to an increasing number of lawsuits alleging malpractice or related legal theories, many of which involved large claims and resulted in the incurrence of significant defense costs. In addition, compared to more institutional long-term care facilities, assisted living residences (especially dementia care residences) of the type operated by the Company offer residents a greater degree of independence in their daily lives. This increased level of independence, however, may subject the resident and the Company to certain risks that would be reduced in more institutionalized settings. The Company currently maintains liability insurance intended to cover such claims which it believes is adequately based on the nature of the risks, historical experience and industry standards. There can be no assurance, however, that claims in excess of such insurance or claims not covered by insurance, such as claims for punitive damages, will not arise. A successful claim against the Company not covered by, or in excess of, its insurance could have a material adverse effect upon the Company's financial condition and results of operations. Claims against the Company, regardless of their merit or eventual outcome, may also have a material adverse effect upon the Company's ability to attract or retain residents or expand its business and may require management to devote substantial time to matters unrelated to day-to-day operations. In addition, insurance policies must be renewed annually. There can be no assurance that the Company will be able to obtain liability insurance in the future or that, if such insurance is available, it will be available on acceptable economic terms.

DEPENDENCE ON ATTRACTING SENIORS WITH SUFFICIENT RESOURCES TO PAY

     The Company currently relies, and for the foreseeable future, the Company expects to rely, primarily on the ability of its residents to pay for services from their own and their families' financial resources. Generally, only elderly adults with income or assets meeting or exceeding the comparable median in the region where assisted living residences of the Company are located can afford the fees for such residences. Inflation or other circumstances which adversely affect the ability of residents and potential residents to pay for assisted living services could have an adverse effect on the Company. In the event that the Company encounters difficulty in attracting seniors with adequate resources to pay for the Company's services, the Company would be adversely affected.

ENVIRONMENTAL LIABILITY RISKS ASSOCIATED WITH REAL PROPERTY

     Under various Federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean up costs incurred by such parties in connection with the contamination. Such laws typically impose clean up responsibility and liability without regard to whether the owner knew of or caused the presence of contaminants, and liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation or responsibility. The costs of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such property, may adversely affect the owner's ability to sell or lease such property or to borrow using such property as collateral. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is owned or operated by such person. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site.

     With the exception of four Sterling House residences operated by the Company or its predecessors since prior to 1995, the Company has conducted environmental assessments of all of its operating residences and has conducted, or is in the process of conducting, environmental assessments of all of its undeveloped sites and sites currently under construction. These assessments have not revealed, and the Company is not otherwise aware of, any environmental liability that it believes would have a material adverse effect on the Company's business, assets or results of operations. There can be no assurance, however, that environmental assessments would detect all environmental contamination which may give rise to material environmental liabilities. The Company believes that its respective residences are in compliance in all material respects with all applicable environmental laws. The Company has not been notified by any governmental authority, or is otherwise aware, of any material non-compliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with any of the residences its currently operates.

ANTI-TAKEOVER PROVISIONS

     The Certificate authorizes the issuance of 5,000,000 shares of preferred stock and 30,000,000 shares of Common Stock. The Company intends to seek an increase in its authorized Common Stock at its 1998 Annual Meeting of Stockholders. Subject to the rules of the American Stock Exchange ("AMEX") upon which the Common Stock is listed, the Board of Directors of the Company has the power to issue any or all of the authorized and unissued shares without stockholder approval, and the preferred shares can be issued with such rights, preferences and limitations as may be determined by the Company's Board. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future. The Company presently has no commitments or contracts to issue any additional shares of Common Stock (other than pursuant to the exercise of outstanding stock options or the conversion of the 6.75% Debentures and 7% Debentures or the Debentures) or any shares of preferred stock. Authorized and unissued preferred stock and Common Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could delay, discourage, hinder or preclude an unsolicited acquisition of the Company, could make it less likely that stockholders receive a premium for their shares as a result of any such attempt and could adversely affect the market price of and the voting and other rights of the holders of outstanding shares of Common Stock. As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law (the "DGCL") which, in general, prevents an "interested stockholder" (defined generally as a person owing 15% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) for three years following the date such person became an interested stockholder unless certain conditions are satisfied.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices of the Common Stock.

     In connection with the Sterling Merger, the Company issued 5,549,760 shares of Common Stock to holders of the common stock of Sterling. Up to 46% of such shares are available for sale by the holders thereof pursuant to Rule 145 adopted by the Commission under the Securities Act upon the publication by the Company of financial results covering at least 30 days of post-Sterling Merger combined operations, and the remainder of such shares are available for immediate resale by the holders thereof.

     Approximately 51.1% of the outstanding shares of Common Stock was offered and sold in reliance upon exemptions from registration under the Securities Act and, accordingly, such shares are "restricted shares" for purposes of Rule 144 adopted under the Securities Act ("Restricted Shares"). The substantial majority of the Restricted Shares are currently either freely tradeable without restriction or limitation under the Securities Act or may be sold in the public market pursuant to Rule 144 promulgated under the Securities Act, subject to the volume and resale restrictions of such rule, and subject to 90-day lock-up agreements with the Underwriters.

     Holders of the 6.75% Debentures and 7% Debentures have the right to convert such debentures into Common Stock at a conversion price of $20.38 or $20.25 per share, respectively, at any time after the registration statements which have been or will be filed by the Company with respect thereto are declared effective by the Commission. If holders elect to convert all of the such debentures into shares of Common Stock, the Company would issue an additional 4,186,353 shares of Common Stock.

     The holders of the Debentures to be issued in the Offering will have the right, subject to the conditions described herein, to convert the Debentures into Common Stock commencing 180 days after their issuance into an aggregate of shares of Common Stock, based on an assumed conversion price of
$          per share. After giving effect to the issuance of 2,800,000 shares pursuant to the Concurrent Offering and the reservations of shares issuable upon conversion of the 6.75% Debentures and the 7% Debentures and the exercise of stock options previously granted or available for grant under the Company's existing stock option plans, the Company will not have sufficient authorized shares of Common Stock to fully satisfy its obligations with respect to the conversion of the Debentures to be issued in the Offering. However, a holder of the Debentures to be issued in the Offering will be permitted to convert his Debentures to the extent that authorized and unissued shares of Common Stock are available to fully satisfy the conversion of his Debenture. The Company has agreed to seek stockholder approval of the Charter Amendment to increase the number of authorized shares of Common Stock to a number sufficient to permit the 100% conversion of the Debentures. See "-- Insufficient Authorized Shares of Common Stock to Satisfy Conversion of Debentures; Increase in Authorized Shares."

POSSIBLE PRICE VOLATILITY OF THE COMMON STOCK

     The market price of the Debentures offered hereby could be subject to significant fluctuations in response to various factors and events, including the liquidity of the market for the Debentures offered hereby, variations in the Company's operating results, and new statutes or regulations or changes in the interpretation of existing statutes or regulations affecting the health care industry generally or the assisted living industry in particular. In addition, the stock market in recent years has experienced broad price and volume fluctuations that often have been unrelated to the operating performance of particular companies. These market fluctuations also may adversely affect the market price of the Common Stock.

                                USE OF PROCEEDS

     The net proceeds to the Company from the offering of the $125.0 million aggregate principal amount of Debentures offered hereby are estimated to be approximately $121.6 million ($139.9 million if the Underwriters' over-allotment option is exercised in full). The net proceeds to the Company from the Concurrent Offering (based on an assumed offering price of $26.625 per share) are estimated to be $70.6 million ($81.2 million if the Underwriters' over-allotment option is exercised in full). If both the Offering and the Concurrent Offering are completed, the total combined net proceeds to the Company from the Offering and the Concurrent Offering are estimated to be $192.2 million ($221.1 million if the Underwriters' over-allotment options are exercised in full).

     The Company intends to use the net proceeds from the Offering and, if consummated, the Concurrent Offering: (i) to repay bridge financing incurred in connection with its acquisition activities, which represented aggregate principal obligations and accrued interest through September 30, 1997 of $15.0 million (the "Bridge Loan"); (ii) to repay mortgage notes aggregating $5.6 million incurred in connection with the acquisition of the Wynwood of Sarasota residence in 1995 (the "Sarasota Notes"); (iii) to repay $8.3 million of indebtedness encumbering the Loma Linda, California residence (the "Loma Linda Note") incurred in January 1996; (iv) to repay $5.0 million of working capital borrowings incurred in 1997 under a bank line of credit accruing interest at the prime rate; (v) to repay an aggregate of $16.1 million of construction loans on certain residences incurred in 1996 and 1997 (the "Construction Loans"); (vi) to finance the development and construction of additional residences; and (vii) for general corporate purposes, including working capital.

     The Bridge Loan was incurred in April 1997 and matures in April 1998. The Bridge Loan bears interest at a rate of prime plus 1%. The proceeds from the Bridge Loan were used to acquire three New York residences. The Sarasota Notes are due in 2000 and bear interest at 9.2% per annum as to $4.2 million of principal amount outstanding and prime plus 1% as to the remaining principal amount outstanding. The Loma Linda Note is due 1999 and bears interest at 9.75% per annum. The Construction Loans at September 30, 1997 were comprised of promissory notes in the aggregate principal amount of $16.1 million bearing interest at rates between 8.2% and prime plus 1.0% and maturing at various dates between 2000 and 2009.

     The Company expects to use the remaining net proceeds not used to repay debt identified above primarily to finance the development and construction of assisted living residences. The estimated cost to complete and lease up residences under construction or development during the next 18 months is approximately $525 million. To finance a portion of its development program, the Company has executed non-binding letters of intent with several health care REITs for financing commitments aggregating approximately $574 million (of which $326 million has been used in sale/ leaseback and mortgage financing transactions through November 30, 1997) and has obtained $130 million of commitments from conventional financing lenders (of which $8 million has been utilized at November 30, 1997). The Company may also use the net proceeds to finance further development and construction or, if appropriate opportunities arise, the acquisition of existing assisted living operations or the possible acquisition of its joint venture partners' equity interest in certain of the residences operated by the Company. See "Business -- Joint Ventures and Strategic Alliances."

                          PRICE RANGE OF COMMON STOCK

     The Common Stock has been listed on the AMEX since August 6, 1996 under the trading symbol "ALI." The following table sets forth, for the periods indicated, the high and low sales prices per share of Common Stock, as reported on the
AMEX:

                                                               HIGH          LOW
                                                               ----          ---
YEAR ENDED DECEMBER 31, 1996
Quarter Ended September 30, 1996 (commencing August 6,
  1996).....................................................  $15 1/8      $12 7/8
Quarter Ended December 31, 1996.............................   15 1/4       10 7/8

YEAR ENDING DECEMBER 31, 1997
Quarter Ended March 31, 1997................................   17 7/8       11 7/8
Quarter Ended June 30, 1997.................................   23 1/2       14 5/8
Quarter Ended September 30, 1997............................   26 1/2       20 13/16
Quarter Ending December 31, 1997 (through November 28,
  1997).....................................................   27 3/8       23 5/16

     On November 28, 1997, the reported last sale price for the Common Stock on the AMEX was $26 5/8 per share.

                                 CAPITALIZATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth the consolidated capitalization of the Company (i) at September 30, 1997 (derived from the Company's Supplemental Consolidated Balance Sheet of September 30, 1997 included elsewhere herein, which reflects the Sterling Merger as a pooling-of-interest transaction), (ii) as adjusted to reflect the $62.0 million Sale/Leaseback Transaction, (iii) as further adjusted to give effect to the sale by the Company of $125.0 million in aggregate principal amount of the Debentures in the Offering and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds,"
(iv) as further adjusted to give effect to the sale by the Company of 2,800,000 shares of Common Stock in the Concurrent Offering at an assumed public offering price of $26.625 per share and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds," and (v) as further adjusted to give effect to the 100% conversion of the Company's outstanding 6.75% Debentures and 7% Debentures and the Debentures. The capitalization table should be read in connection with the Company's supplemental consolidated financial statements and related notes thereto included elsewhere herein.

                                                                            AT SEPTEMBER 30, 1997
                                                    ---------------------------------------------------------------------
                                                                                                 AS FURTHER
                                                                                  AS FURTHER      ADJUSTED
                                                               AS ADJUSTED FOR     ADJUSTED       FOR THE       ASSUMING
                                                               SALE/LEASEBACK      FOR THE       CONCURRENT       100%
                                                     ACTUAL      TRANSACTION       OFFERING       OFFERING     CONVERSION
                                                    --------   ---------------   ------------   ------------   ----------
Cash and cash equivalents.........................  $ 19,566       $ 28,809        $100,434       $171,007      $171,007
                                                    ========       ========        ========       ========      ========
Short-term debt:
  Current installments of long-term debt..........  $    916       $    916        $    916       $    916      $    916
  Notes payable(1)................................    26,046         20,046              --             --            --
                                                    --------       --------        --------       --------      --------
         Total short-term debt....................    26,962         20,962             916            916           916
                                                    ========       ========        ========       ========      ========
Long-term debt, less current installments:
  Senior long-term debt(1)........................   110,478         85,478          55,524         55,524        55,524
  7% Convertible Subordinated Debentures due
    2004..........................................    50,000         50,000          50,000         50,000            --
  6.75% Convertible Subordinated Debentures due
    2006..........................................    35,000         35,000          35,000         35,000            --
  % Convertible Subordinated Debentures due 2002..        --             --         125,000        125,000            --
                                                    --------       --------        --------       --------      --------
         Total long-term debt.....................   195,478        170,478         265,524        265,524        55,524
                                                    --------       --------        --------       --------      --------
Minority interest.................................    12,614         12,614          12,614         12,614        12,614
Stockholders' equity:
  Preferred stock, $0.01 par value per share;
    5,000,000 shares authorized, none issued......        --             --              --             --            --
  Common stock, $0.01 par value per share;
    30,000,000 shares authorized; 18,575,524
    shares issued and outstanding as of September
    30, 1997 and as adjusted for Sale/Leaseback
    Transaction and the Offering; 21,381,134
    shares issued and outstanding as adjusted for
    the Concurrent Offering; shares
    issued and outstanding assuming 100%
    conversion(2).................................       186            186             186            214
  Additional paid-in capital......................   104,258        104,258         104,258        174,803
  Accumulated deficit.............................   (13,181)       (13,181)        (13,181)       (13,181)      (13,181)
                                                    --------       --------        --------       --------      --------
    Total stockholders' equity....................    91,263         91,263          91,263        161,836       365,211
                                                    --------       --------        --------       --------      --------
         Total capitalization.....................  $299,355       $274,355        $369,401       $439,974      $433,349
                                                    ========       ========        ========       ========      ========

---------------

(1) As a result of the November 21, 1997 sale/leaseback transaction relating to 24 of the Company's residences ("Sale/Leaseback Transaction"), the Company repaid $31.0 million of bridge loan financing, $6.0 million of which was classified as short-term at September 30, 1997. See "Management's Discussion and Analysis of Combined Financial Condition and Results of Combined Operations -- Liquidity and Capital Resources." The Company intends to repay with the proceeds of the Offering and Concurrent Offering additional debt of $50.0 million, of which $20.0 million is classified as short-term.

(2) Does not include 1,425,000 shares of Common Stock reserved for issuance pursuant to the Company's stock option plans under which options to purchase 1,201,510 have been granted at a weighted average exercise price of $9.35 per share.

               SELECTED SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following financial data for the three years ended December 31, 1996, 1995 and 1994 are derived from the audited supplemental financial statements included elsewhere herein. The financial data for the nine month periods ended September 30, 1997 and 1996 are derived from the interim supplemental financial statements included elsewhere herein. The supplemental consolidated financial statements give retroactive effect to the Sterling Merger consummated on October 23, 1997, which has been accounted for as a pooling-of-interests as described in
Note 1 to the audited supplemental financial statements. In accordance with generally accepted accounting principles, such supplemental consolidated financial statements will become the historical consolidated financial statements of Alternative Living Services, Inc. and subsidiaries after financial statements covering the date of consummation of the Sterling Merger are issued. The supplemental financial statements include all adjustments, consisting of normal recurring accruals, that the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997.

                                                     NINE MONTHS ENDED
                                                       SEPTEMBER 30,      FISCAL YEARS ENDED DECEMBER 31,
                                                     ------------------   --------------------------------
                                                      1997       1996       1996         1995       1994
                                                     -------   --------   ---------    --------   --------
STATEMENT OF OPERATIONS DATA:
Operating revenues.................................  $89,104   $ 35,289    $ 55,637     $15,061    $ 7,228
Operating expenses:
  Residence operations.............................   56,153     22,986      35,977       8,717      3,185
  Lease expense....................................   18,088      5,833       9,035         944        697
  General and administrative.......................   11,480      7,450      11,143       5,890      3,489
  Depreciation and amortization....................    6,828      2,581       4,223       1,275        346
  Non-recurring charge.............................       --        976         976          --         --
                                                     -------   --------    --------     -------    -------
         Total operating expenses..................   92,549     39,826      61,354      16,826      7,717
                                                     -------   --------    --------     -------    -------
         Operating loss............................   (3,445)    (4,537)     (5,717)     (1,765)      (489)
                                                     -------   --------    --------     -------    -------
Other income (expense):
  Interest expense, net............................   (2,236)    (2,448)     (3,231)       (984)      (397)
  Equity in losses of unconsolidated affiliates....     (195)       (56)        (52)       (716)      (299)
  Minority interest in losses of consolidated
    subsidiaries...................................    6,022         24          76         160         48
  Other, net.......................................      (67)       (35)        (31)        479         --
                                                     -------   --------    --------     -------    -------
         Total other expenses, net.................    3,524     (2,515)     (3,238)     (1,061)      (648)
                                                     -------   --------    --------     -------    -------
Loss before income taxes...........................       79     (7,052)     (8,955)     (2,826)    (1,137)
Income taxes (benefit).............................       --         --        (159)       (991)        --
                                                     -------   --------    --------     -------    -------
Net income (loss)..................................  $    79   $ (7,052)   $ (8,796)    $(1,835)   $(1,137)
                                                     =======   ========    ========     =======    =======
Net income (loss) per share........................  $  0.00   $  (0.49)   $  (0.57)    $ (0.21)   $ (0.21)
Weighted average number of common shares
  outstanding......................................   18,989     14,395      15,429       8,929      5,469

                                                                                  AT DECEMBER 31,
                                                              AT SEPTEMBER 30,   ------------------
                                                                    1997           1996      1995
                                                              ----------------   --------   -------
BALANCE SHEET DATA:
Cash and cash equivalents...................................      $ 19,566       $ 39,455   $20,394
Working capital (deficit)...................................        (8,231)        20,352    10,425
Total assets................................................       366,587        204,353    82,450
Long-term obligations, net of current maturities............       195,478         68,238    23,663
Stockholders' equity........................................        91,263         91,064    45,466

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF COMBINED
             FINANCIAL CONDITION AND RESULTS OF COMBINED OPERATIONS

OVERVIEW

     The Company is a leading national assisted living company operating 219 assisted living residences with an aggregate capacity of approximately 9,200 residents as of November 1, 1997. Of these residences, the Company owns 50, leases 101, holds majority interests in entities which own 20 and lease 12, holds minority interests in entities which own 11 and lease 9, and manages 16 for other owners. The Company's rapid growth over the last several years has had a significant impact on the Company's results of operations and accounts for substantially all of the changes in its results of operations between the nine month periods ended September 30, 1997 and 1996 and the years ended 1996, 1995 and 1994. As of September 30, 1997 and December 31, 1996, 1995 and 1994, the Company operated or managed residences with an aggregate capacity to accommodate approximately 8,700, 5,200, 1,100 and 600 residents, respectively.

     Since 1993, the Company has grown significantly as a result of its aggressive development and acquisition activities, which have focused on purposeful built, free-standing assisted living residences. In October 1997, the Company completed its merger with Sterling, which at the time of the merger operated 104 residences with an aggregate capacity of approximately 3,900 residents. In May 1996, the Company acquired Crossings, an assisted living company which operated 15 Crossings residences with a capacity to accommodate approximately 1,420 residents throughout the western United States; and in January 1996, the Company acquired Heartland, an assisted living company which operated 20 WovenHearts residences with an aggregate capacity of approximately 330 residents throughout Wisconsin. Both 1996 transactions were accounted for as purchases. The Company intends to continue its development strategy and, at November 1, 1997, was constructing 99 residences and developing an additional 74 residences. Of these residences, at least 110 with an aggregate capacity of approximately 5,000 residents are expected to open during 1998.

     As a result of the Sterling Merger: (i) Sterling became a wholly-owned subsidiary of the Company; (ii) the Company issued approximately 5,550,000 shares of Common Stock in exchange for the Sterling common stock then outstanding; (iii) the Company assumed the 6.75% Debentures; and (iv) the Sterling stock options then outstanding were converted into options to acquire Common Stock based on the merger exchange ratio. Significant expenses are expected to be incurred in connection with the consolidation and integration of the Company and Sterling as a result of the Sterling Merger. Such activities may include restructuring regional and corporate functions, consolidating information systems, integrating operations, and other personnel costs. In addition, under the pooling-of-interests accounting method, direct transaction costs are expensed in the period in which the transaction is consummated. Such costs include investment banking, legal, accounting, printing, solicitation and filing fees, and similar expenses. The Company anticipates recording charges to earnings in the quarter ended December 31, 1997 related to the Sterling Merger in an aggregate range of $9.0 million to $11.0 million. A portion of these charges to earnings will be identified as non-recurring merger charges on the Company's financial statements for such quarter.

     The following discussion and analysis relates to, and should be read in conjunction with, the supplemental consolidated financial statements included elsewhere herein. These financial statements give retroactive effect to the Sterling Merger consummated on October 23, 1997, which has been accounted for as a pooling-of-interests. In accordance with generally accepted accounting principles, such supplemental consolidated financial statements will become the historical consolidated financial statements of Alternative Living Services, Inc. and subsidiaries after financial statements covering the date of consummation of the Sterling Merger are issued. See "Index to Supplemental Consolidated Financial Statements."

  Nine Months Ended September 30, 1997 Compared To the Nine Months Ended September 30, 1996

     Operating Revenue. Operating revenues for the nine months ended September 30, 1997 were $89.1 million representing an increase of $53.8 million, or 152%, from the $35.3 million for the comparable 1996 period. Substantially all of this increase resulted from the addition of newly constructed residences, the acquisition of Crossings in May 1996 and other acquisitions. The Company operated 208 residences at the end of the nine month period ended September 30, 1997 compared to 94 residences for the comparable 1996 period.

     Residence Operating Expenses. Residence operating expenses for the nine months ended September 30, 1997 increased to $56.2 million from $23.0 million for the comparable 1996 period primarily as a result of an increase in the number of residences operated during the 1997 period.

     Lease Expense. Lease expense for the nine months ended September 30, 1997 was $18.1 million, compared to $5.8 million in the comparable period in 1996. Such increase was primarily attributable to the acquisition of Crossings residences in May 1996, 13 of which are leased, and utilization of sale/leaseback financing for the majority of newly developed Sterling House residences opened during 1997.

     General and Administrative Expense. General and administrative expenses for the nine months ended September 30, 1997 were $11.5 million compared to $7.5 million for the comparable 1996 period. General and administrative expense as a percentage of operating revenue declined from 21% in the nine months ended September 30, 1996 to 13% in the nine months ended September 30, 1997. The increase in expenses was primarily attributable to salaries, related payroll taxes and employee benefits for additional corporate personnel retained to support the Company's rapid growth. The Company expects that its general and administrative expenses will continue to decrease as a percentage of operating revenue as the Company grows and achieves additional economies of scale.

     Depreciation and Amortization. Depreciation and amortization for the nine months ended September 30, 1997 was $6.8 million, representing an increase of $4.2 million, or 165%, from $2.6 million for the comparable period in 1996. This increase resulted primarily from amortization of pre-opening costs on new residences that opened during 1997 and the fourth quarter of 1996. The Company amortizes pre-opening costs over a twelve month period.

     Interest Expense, Net. Interest expense, net was $2.2 million for the nine month period ended September 30, 1997 compared to $2.4 million for the comparable period in 1996. Gross interest expense for the 1997 period was $8.6 million as compared to $5.3 million for the 1996 period, an increase of $3.3 million. This increase is primarily attributable to the issuance of the 7% Debentures in May 1997 and an increase in the amount of construction financing used in the 1997 period as compared to the 1996 period. The Company capitalized $4.4 million of interest expense in the 1997 period compared to $1.4 million in the comparable 1996 period due to increased construction activity in 1997. Interest income for the 1997 period was $1.9 million as compared to $1.4 million for the 1996 period. This increase was primarily due to the investment of the proceeds received from the 7% Debentures issued in May 1997.

     Minority Interest in Losses of Consolidated Subsidiaries. Minority interest in losses of consolidated subsidiaries for the nine months ended September 30, 1997 was $6.0 million, representing an increase of $6.0 million from $24,000 for the comparable period in 1996. The increase was primarily attributable to the increase in the number of residences owned by the Company with joint venture partners. As of September 30, 1997, the Company had 30 residences held in joint venture relationships compared to one residence held in a joint venture relationship at September 30, 1996.

     Net Income. As a result of the foregoing, the net income for the nine months ended September 30, 1997 was $79,000 compared to a net loss of $7.1 million for the comparable period in 1996.

  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Operating Revenue. Operating revenues for the year ended December 31, 1996 were $55.6 million, representing an increase of $40.5 million, or 269%, from $15.1 million for 1995, due to the increased number of residences operated during 1996. Substantially all of this increase resulted from newly constructed residences and acquisitions.

     Residence Operating Expenses. Residence operating expenses for the year ended December 31, 1996 were $36.0 million representing an increase of $27.3 million, or 313%, from $8.7 million for 1995. The increase primarily resulted from the increased number of residences operated during the 1996 period.

     Lease Expense. Lease expense for the year ended December 31, 1996 was $9.0 million, representing an increase of $8.1 million from $944,000 for 1995. Such increase was primarily attributable to the increased utilization of sale/leaseback financing during 1996, including the acquisition of 15 Crossings residences in May 1996, substantially all of which residences were financed under sale/leaseback arrangements.

     General and Administrative. General and administrative expenses for year ended December 31, 1996 were $11.1 million, representing an increase of $6.7 million, or 151%, from $4.4 million for 1995. The increase in expenses was primarily attributable to salaries, related payroll taxes and employee benefits relating to additional corporate personnel retained to support the Company's growth strategy.

     Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 1996 was $4.2 million, representing an increase of $2.9 million, or 231%, from $1.3 million for 1995. This increase resulted primarily from a greater number of new openings during 1996 and related amortization of pre-opening costs.

     Non-Recurring Charge. The Company recorded a non-recurring charge of $976,000 in 1996 related to the acquisitions of Heartland and Crossings. The charge related to the establishment of a reserve for the costs associated with the physical downsizing of the Crossings corporate office and employee separation costs at Crossings and Heartland. In 1996, the Company applied costs of $166,000 against this reserve primarily related to employee separation costs. Through September 30, 1997, the Company has applied additional costs totaling $504,000 against the reserve. The Company believes that the provisions for the non-recurring charge continue to be adequate and will not require material adjustment in future periods.

     Interest Expense, Net. Interest expense, net was $3.2 million for the year ended December 31, 1996 compared to $1.0 million for the year ended December 31, 1995. Gross interest expense in 1996 was $7.0 million as compared to $1.8 million in 1995, an increase of $5.2 million. This increase was primarily attributable to the issuance of the 6.75% Debentures in 1996, the bridge financing incurred in January 1996 to finance the Heartland acquisition, an increase in mortgage financing of existing residences in 1996 compared to 1995, and increased construction financing in 1996 compared to 1995. The Company capitalized $1.9 million of interest expense in 1996 compared to $407,000 in 1995 reflecting the increased construction activity in 1996. Interest income for 1996 was $1.9 million as compared to $439,000 for 1995. This increase was primarily due to the investment of proceeds received from the Company's initial public offering in 1996.

     Equity in Losses of Unconsolidated Affiliates. Equity in net losses from investments in unconsolidated affiliates was $52,000 for the year ended December 31, 1996, representing a decrease of $664,000, or 93%, from equity in losses of unconsolidated affiliates of $716,000 in 1995. These losses were primarily attributable to the Company's investment in five Michigan residences and losses of unconsolidated affiliates of Sterling, all of which were acquired and consolidated in late 1995 and 1996.

     Net Loss. As a result of the foregoing, the net loss for 1996 was $8.8 million compared to $1.8 million for 1995, an increase of $7.0 million.

  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Operating Revenue. Operating revenues for the year ended December 31, 1995 were $15.1 million, representing an increase of $7.9 million, or 108%, from $7.2 million for 1994 due to the increased number of residences operated during 1995.

     Residence Operating Expenses. Residence operating expenses for the year ended December 31, 1995 were $8.7 million representing an increase of $5.5 million, or 174%, from $3.2 million for 1994, due to the incurrence of lease-up expenses related to residences acquired and opened in 1995.

     Lease Expense. Lease expense for the year ended December 31, 1995 was $944,000, representing an increase of $247,000, or 35% from $697,000 for 1994.
Such increase is primarily attributable to the full year of lease expense in 1995 for the residence that commenced operations in March 1994 and the increase in lease expense associated with the residence expansion discussed above.

     General and Administrative. General and administrative expenses for year ended December 31, 1995 were $4.4 million, representing an increase of $1.8 million, or 68%, from $2.6 million for 1994. The increase in expenses was primarily attributable to salaries, related payroll taxes and employee benefits relating to additional corporate personnel retained to support the Company's growth strategy.

     Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 1995 was $1.3 million, representing an increase of $929,000, or 268%, from $346,000 for 1994. This increase resulted primarily from the full year of operations of one residence that commenced operations in September 1994 and an additional residence acquired in April 1995.

     Interest Expense, Net. Interest expense, net was $984,000 for the year ended December 31, 1995 compared to $397,000 for the year ended December 31, 1994. Gross interest expense in 1995 was $1.8 million as compared to $458,000 in 1994, an increase of $1.4 million. This increase was primarily due to increased utilization of mortgage and construction financing in 1995 compared to 1994. The Company capitalized $407,000 of interest expense in 1995 compared to $33,000 in 1994 reflecting increased construction activity in 1995. Interest income for 1995 was $439,000 as compared to $28,000 in 1994 reflecting investment of the proceeds from the Sterling initial public offering in 1995.

     Gain on Sale of Land. Two parcels of land adjacent to one of the Company's residences were sold in the last quarter of 1995 resulting in a gain of $439,000. Since the Company has not engaged in other land sales, a similar gain does not appear in the comparable periods discussed herein.

     Equity in Losses of Unconsolidated Affiliates. Equity in net losses from investments in unconsolidated affiliates increased to $716,000 in 1995 from $299,000 in 1994, an increase of $417,000 or 139%. These losses were primarily attributable to the start-up losses incurred by several minority owned residences opened during 1995.

     Minority Interest in Losses of Consolidated Subsidiaries. Minority interest in losses of consolidated subsidiaries for the year ended December 31, 1995 was $160,000, representing an increase of $112,000, or 233%, from $48,000 for 1994. The increase was attributable to the losses allocated to the minority interest in two residences and the costs associated with identifying development opportunities in the eastern United States.

     Net Loss. As a result of the foregoing, the net loss for 1995 was $1.8 million compared to $1.1 million for 1994, an increase of $700,000.

  Liquidity and Capital Resources

     For the years ended December 31, 1996, 1995 and 1994, the Company experienced cash flow deficits from operations of $5.4 million, $0.9 million and $0.3 million respectively. For the nine months ended September 30, 1997, the Company experienced a cash flow deficit from operations of $2.7 million. These cash flow deficits were primarily a result of the Company's significant development of new residences, which typically incur cash flow deficits during the lease-up period.

     During the nine months ended September 30, 1997, the Company required approximately $197.6 million of financing for construction, development and acquisition activities. Financing was provided by a $50.0 million convertible debt offering completed in May 1997, $72.4 million of sale/ leaseback financing, $37.0 million of secured bridge loan financing incurred in advance of anticipated sale/leaseback transactions involving the encumbered residences, $14.5 million of construction loan financing, $15.0 million of unsecured short-term financing, $5.0 million of borrowing under a short-term operating line of credit, $3.7 million of minority partner contributions and cash from operations. In addition, the Company assumed existing debt of $23.7 million and $7.6 million of financing under an operating lease on four properties acquired in the second quarter of 1997. Due to the increase in short-term debt financing, the Company had a working capital deficit of approximately $8.2 million at September 30, 1997, compared to working capital of $20.5 million at December 31, 1996. On November 21, 1997, the Company completed a sale/leaseback transaction totaling $62 million of which (i) $31 million was used to repay secured bridge loan financing outstanding, $6.0 million of which was classified as short-term, as of September 30, 1997, (ii) $10 million was used to repay secured bridge loan financing incurred subsequent to September 30, 1997; (iii) $14 million has been held in escrow to fund construction in progress on six residences and (iv) $5 million was available to fund future development activities. This transaction involved the sale and immediate leaseback by the Company of 24 residences having an aggregate capacity of 775 residents. By December 31, 1997, the Company expects to repay the remaining short-term debt outstanding at September 30, 1997 with permanent long-term financing.

     Giving effect to the Sterling Merger (but excluding the pro forma effect of the Offering), the Company's earnings were inadequate to cover fixed charges by $10.7 million for the year ended December 31, 1996 and $10.2 million for the nine months ended September 30, 1997. The Company expects that its earnings will not be sufficient to cover its fixed charges in future periods. Accordingly, the Company may have to incur additional indebtedness in the future to cover its fixed charges.

     To achieve its growth objectives, the Company will need to obtain sufficient financing to fund its development, construction and acquisition activities. This need for financing has increased substantially due to the merger with Sterling. After giving effect to the Sterling Merger, the Company has plans to develop approximately $350 million of residences through the end of 1998. Historically, the Company has financed its development program and acquisitions through a combination of various forms of real estate financing (mortgage and sale/leaseback financing), capital contributions from joint venture partners and the sale of its securities. The Company currently has executed non-binding letters of intent with various health care REITs for financing commitments aggregating approximately $574 million, $326 million of which has been utilized by the Company through November 30, 1997. In addition, the Company has obtained $130 million of commitments from conventional financing lenders for the purpose of financing future residence construction and acquisition activities. As of November 30, 1997, $8 million of this conventional financing has been utilized. The Company believes that financing under these commitments, together with other mortgage financing that the Company expects to utilize and equity contributions from its joint venture development partners, will be sufficient to fund its growth strategy for the next 12 months.

     On November 6, 1997, the Company filed a shelf registration statement with the Securities and Exchange Commission pursuant to which the Company may offer up to $325 million of equity or debt securities. The Company intends to utilize proceeds from the Offering and the Concurrent

Offering to repay certain indebtedness, to fund its current construction and development schedule and to fund strategic acquisitions which may become available from time to time. See "Use of Proceeds."

     In addition to financing construction and development costs, the Company will require capital resources to meet its operating and working capital needs incurred primarily through the start-up and lease-up phases of new residences.

     There can be no assurance that any newly constructed residences will achieve a stabilized occupancy level and attain a resident mix that meet the Company's expectations or generate sufficient positive cash flow to cover operating and financing costs associated with such residences. There can be no assurance that the Company will be successful in securing additional financing or that adequate funding will be available and, if available, will be on terms that are acceptable to the Company. A lack of funds may require the Company to delay or eliminate all or some of its development projects and acquisition plans. In addition, the Company may require additional financing to enable it to acquire additional residences, to respond to changing economic conditions, to expand the Company's development program or to account for changes in assumptions related to its development program.

     The Company is obligated under its joint venture arrangements to purchase the equity interests of its joint venture partners upon the election of such partners upon agreed upon terms and conditions. See "Business -- Joint Venture and Related Mandatory Purchase Obligations." Within the next twelve months, the Company will become subject to such contingent purchase obligations with respect to equity interests held by joint venture partners, exercisable at their election, related to certain of the Company's residences. At such times as such contingent purchase obligations are exercisable, the Company may also elect to exercise its rights to purchase such interests. Based on a number of assumptions, including assumptions as to the number of residences to be developed with joint venture partners, the timing of such development, the time at which such options will be exercised and the fair market value of such residences at the date such options are exercised, the Company estimates that it may require approximately $15 million to $20 million to satisfy these purchase obligations during 1998.

                                    BUSINESS

OVERVIEW

     The Company is a leading national assisted living company, operating 219 residences with an aggregate capacity of approximately 9,200 residents as of November 1, 1997. Of these total residences, the Company owns 50, leases 101, holds majority interests in entities which own 20 and lease 12, holds minority interests in entities which own 11 and lease 9, and manages 16 for other owners. The Company and its predecessor have operated high-acuity assisted living residences since 1981 including specialty dementia care residences since 1985.

     The Company provides a broad continuum of personal care (such as assistance with bathing, toileting, dressing, eating and ambulation), support services (such as housekeeping, laundry and transportation) and health care (such as medication administration, routine and skilled nursing care and health monitoring) to its residents. In addition, the Company offers a wide range of specialized services, including behavior management and environmental adaptation programs, to residents who suffer from Alzheimer's disease and other dementias. All of these services are provided on a 24-hour basis in "home-like" residential settings which emphasize privacy, individual choice and independence. The Company operates multiple residence models, each with a recognized brand name and each serving a particular segment of the private pay elderly population. Each residence model is designed to permit residents to age in place by meeting their personal and health care needs across a range of pricing options. See
"-- Assisted Living Residence Models."

     Since 1993, the Company has experienced significant growth through its aggressive development program and several strategic acquisitions and mergers. In October 1997, the Company completed the merger with Sterling, which, at the time, operated 104 residences with an aggregate capacity to accommodate approximately 3,900 residents. As a result of the Sterling Merger, the Company added significant depth to its experienced management team, acquired an additional high-acuity residence model in the Sterling House residence model and significantly expanded its presence in the Midwest and Southeast. In 1996, the Company acquired New Crossings International Corporation, an assisted living company which operated 15 residences with a capacity of approximately 1,420 residents throughout the Western United States, and Heartland, an assisted living company which operated 20 WovenHearts residences throughout Wisconsin. As a result of these transactions, the Company expanded into several new geographic markets and broadened its offering of assisted living residence models through the addition of the Crossings apartment style residence model and the WovenHearts residence model designed to serve frail elderly individuals in moderate income markets and smaller communities. The Company has also significantly expanded its operations through the development of free-standing residences. Through November 1, 1997, the Company (including Sterling, Crossings and Heartland) has developed 203 residences with an aggregate capacity of approximately 8,700 residents. The Company intends to continue its development strategy and, at November 1, 1997, is constructing 99 residences with an aggregate capacity of 4,200 residents and was developing an additional 74 residences with an aggregate capacity of approximately 3,200 residents. Of these residences, at least 110 are expected to open during 1998.

     Combining the executive talent of both ALS and Sterling, the Company's management team has extensive operational and strategic experience in the health care industry. The Company's three senior executives are each pioneers in the assisted living industry. The Company's Chief Executive Officer, William F. Lasky, founded the Company's predecessor and has been actively involved in the assisted living industry for over 15 years. The Company's President, Timothy J. Buchanan, and Chief Operating Officer, Steven L. Vick, were the co-founders of Sterling in 1991. Messrs. Lasky and Buchanan have each served in leadership positions for The Assisted Living Federation of America ("ALFA"), the nation's largest dedicated assisted living trade organization, which Mr. Lasky currently serves as Chairman.

     The assisted living industry is a rapidly growing segment within the long term care industry. The Company's target market, which consists of seniors age 75 and older, is one of the fastest growing segments of the United States population. According to the United States Census Bureau, this age group is expected to grow by 33.5% between 1990 and 2000. The Company believes that the market for assisted living services, including dementia care services, will continue to grow due to (i) the aging of the U.S. population, (ii) rising public and private cost containment pressures, (iii) declining availability of traditional nursing home beds given nursing home operators' increasing focus on higher acuity patients, (iv) quality of life advantages of assisted living residences over traditional skilled nursing homes and (v) the decreasing availability of family care as an option for elderly family members. The Company believes that it is well positioned to capitalize on these trends given its growth and operating strategies and its extensive experience in the assisted living industry.

     The Company believes that significant growth opportunities exist to provide personal and health care services to the rapidly growing elderly population. The Company intends to aggressively expand its operations through the development and construction, and the selective acquisition, of additional residences.

     Growth Strategy. The Company's growth strategy emphasizes growth through the development and construction of assisted living residences, through strategic acquisitions of assisted living operations and, in the appropriate circumstances, through expansion into complementary ancillary service areas.

          Development Strategy. The Company intends to continue to expand its operations primarily through the development and construction of assisted living residences in selected markets. The Company has an integrated internal development approach pursuant to which the Company's management and other personnel (including designers and architects, market analysts and construction managers) locate sites for, develop and open its residences. Personnel experienced in site selection conduct extensive market and site-specific feasibility studies prior to the Company's committing significant financial resources to new projects. The Company believes it can rapidly expand its operations into new markets and strengthen its presence within its existing markets utilizing its multiple product lines.

          Through November 1, 1997, the Company has developed and constructed 203 residences (including residences developed by Sterling, Crossings and Heartland) and, at November 1, 1997, was in the process of developing or constructing 173 additional residences, at least 110 of which are expected to open during 1998. Construction time for new development generally ranges from six to 12 months. Once opened, new residences generally achieve a stabilized level of occupancy of 95% or higher over periods ranging from six to 14 months.

          As a result of the Sterling Merger, the Company added BCI Construction, Inc. ("BCI"), a national general contracting construction company, which was previously a wholly owned subsidiary of Sterling. The Company believes that BCI provides it with the internal resources necessary to efficiently manage and execute all aspects of residence development and construction throughout the country.

          To supplement its internal construction and development capabilities, the Company has formed strategic alliances with established regional real estate development partners which enable the Company to develop and construct additional residences while reducing the investment of, and associated risk to, the Company. The Company's development partners generally provide construction management experience, existing relationships with local contractors, suppliers and municipal authorities, knowledge of local and state building codes and zoning laws and assistance with site location for new residences. The Company contributes operational and industry expertise, has operational management responsibility for residences owned by joint ventures and has the right and obligation to acquire the equity interests of the other joint venture partners at predetermined times. As of November 1, 1997, 52 of the

     Company's residences were operated under joint venture arrangements. See "Business -- Joint Ventures and Strategic Alliances."

          Acquisition Strategy. The Company has acquired, and intends to continue to selectively acquire, assisted living health care operations. The Company may seek to acquire one or more residences as a means to enter new markets and may also seek to acquire residences within its existing regions to gain further market share and leverage its existing operating infrastructure. In reviewing acquisition opportunities, the Company considers, among other things, the geographic location (in proximity to existing or anticipated Company residences), the competitive climate, the current reputation of the residence(s) or the operator, the quality of the management, the need to reposition the residence(s) in the marketplace and costs associated therewith, the construction quality and any need for renovations to the residence(s) and the opportunity to improve or enhance operating results.

          In keeping with the Company's growth strategy, in October 1997, the Company merged with Sterling, which at the time operated 104 Sterling residences. In addition, in May 1996 the Company acquired Crossings, which operated 15 Crossings residences, and in January 1996, the Company acquired Heartland, which operated 20 WovenHearts residences. In addition to these three strategic transactions, the Company has acquired approximately 17 other residences with an aggregate capacity to accommodate 1,200 residents through November 1, 1997.

          Ancillary Services Strategy. As the Company continues to expand its assisted living operations through the execution of its development and acquisition strategies, the Company intends to review and, in appropriate circumstances, pursue opportunities for development and expansion into complementary service areas. Such services may include home health care, rehabilitation and pharmacy services among others. The Company intends to assess various approaches to entering these new business lines, including acquisitions, de novo business development and joint ventures.

     In support of its growth strategy, the Company maintains an in-house team of research analysts dedicated to performing market studies in connection with identifying development and acquisition opportunities. In collaboration with regional development partners, the Company selects target development markets based on a number of factors, including demographic profiles of both potential residents and their adult children, existing competitors and known new entrants, estimated market demand and zoning prospects. The Company's development department uses demographic information and demand estimation models to identify optimal areas within each target market. Potential sites are then evaluated by the Company's site evaluation committee. Sites are approved or rejected based on established criteria relating to land cost and conditions, visibility, accessibility, immediate adjacencies, community perception and zoning prospects. Full market feasibility studies, including site evaluations of potential competitors and extensive interviews of key community sources, are subsequently conducted on approved sites. A similar investigative process is employed when evaluating potential acquisitions within an identified target market. As of November 1, 1997, the Company's residences are located in 21 states: Arizona, California, Colorado, Florida, Idaho, Kansas, Massachusetts, Michigan, Minnesota, North Dakota, Nevada, New Jersey, New York, North Carolina, Ohio, Oregon, Oklahoma, Pennsylvania, Texas, Washington and Wisconsin. The Company has residences under construction and development in many of its existing markets as well as in Connecticut, Delaware, Indiana, South Carolina and Tennessee.

     The Company strategically clusters its brand-named residences to further strengthen its presence within existing markets as well as to effectively penetrate new markets. The Company generally enters larger metropolitan markets with its Wynwood, Clare Bridge, Sterling House or Crossings product lines. The Company may supplement its market presence in selected areas by developing WovenHearts residences throughout secondary adjacent markets. The Company also uses its Sterling House and WovenHearts residence models to enter into secondary residential markets that would otherwise not support its larger upper income residential models. This strategy enables the Company to maximize its penetration of its principal markets, while providing it access to smaller markets and to achieve regional economies of scale.

     Operating Strategy. The Company's operating strategy is to achieve and sustain a strong competitive position within its targeted markets as well as to continue to enhance the performance of its operations. The Company believes that its multiple residence models afford it a significant competitive advantage as they enable the Company to offer an evolving continuum of care and services, including specialty care services, and offer such care and services across a range of pricing options, thereby serving both the upper and moderate income segments of the elderly population. The Company will also seek to enhance its current operations by (i) maintaining and improving occupancy rates at its residences; (ii) increasing revenues through levels of care as residents age in place; and (iii) improving operating efficiencies.

          Offer Evolving Continuum of Care and Services. The Company seeks to continually expand its range of personal and health care and support services to meet the evolving needs of its residents. The Company's residences are designed to meet the needs of frail elderly individuals who require regular assistance with activities of daily living and have special health care needs. The Company's Clare Bridge product line is specifically designed to serve the needs of individuals with Alzheimer's disease and other dementias through the provision of a variety of specialty care services. The Company intends to evaluate opportunities to provide additional services, such as home health, pharmacy and restorative services to its residents.

          Offer Services Across a Range of Pricing Options. By offering a variety of pricing options, the Company believes it is able to capture a larger segment of the elderly population. The Company's residence models are designed to serve frail elderly residents with a broad range of personal and health care and support services across a broad spectrum of pricing levels.

          Maintain and Strengthen Occupancy Rates. The Company will also seek to maintain and strengthen occupancy rates by continuing to (i) attract new residents through marketing programs directed towards family decision makers, namely adult children, potential residents and (ii) actively seek referrals from general and specialty hospitals, physicians' clinics, home health care agencies, social service agencies, senior trade associations and other acute and sub-acute health care providers in the markets served by the Company, (iii) leverage its national and regional presence to deepen market penetration and create referral sources.

          Offer Service Pricing Levels. The Company will continue to review opportunities to increase resident service fees within its existing markets, while maintaining competitive market positions. In keeping with this strategy, the Company will continue to offer both premium priced and moderately priced assisted living services and generally target private pay residents. By offering levels of care, the Company is able to incrementally capture additional revenue as residents age in place and require additional services. The Company's private pay residents are typically seniors who can afford to pay for services from their own and their families' financial resources. Such resources may include social security, savings, pensions, proceeds from the sale of their residence and contributions from family members.

          Improve Operating Efficiencies. The Company will seek to improve operating results of its residences by continuing to actively monitor and manage operating costs. In addition, the Company believes that clustering residences within selected geographic regions enables the Company to achieve operating efficiencies through economies of scale and reduced corporate overhead and provides for more effective management supervision and financial controls. With its well established corporate infrastructure, the Company plans to continue to expand its recruiting, training, quality assurance, purchasing, management information systems and employee services capabilities in order to better serve its residents.

ASSISTED LIVING RESIDENCE MODELS

     The Company operates multiple residence models designed to meet the increasing personal and health care needs of the private pay elderly population. Each residence model offers a full range of assisted living services, and its dementia residence model also offers specialized care for residents with Alzheimer's disease and other dementias. Each of the Company's residence models targets a distinct segment of the elderly population through site selection, building design, staffing, service and care plans, as well as pricing structures based on the needs and characteristics of each targeted segment. All of the Company's residences incorporate its philosophy of preserving residents' privacy, encouraging individual choice and fostering independence in a "home-like" setting.

     Frail-Elderly Models. The Company's frail-elderly residence models offer residents a choice of private or shared, fully-furnished accommodations with ongoing health assessments by a nurse, 24-hour assistance with ADLs, three meals a day plus snacks, organized social activities, housekeeping and personal laundry services. All residents are assessed at admission to determine the level of care and service required and placed in one of four levels ranging from basic care to three different levels of advanced care. In addition, each of the Company's frail-elderly residence models offers its residents participation in the RISE and ESP ancillary support programs. See "-- Assisted Living Care and Service Programs." The Company's frail-elderly residence models are described below.

     - Wynwood. These multi-story residences are designed to serve primarily upper-income frail elderly individuals in metropolitan and suburban markets. The Wynwood residences typically range in size from 35,000 to 45,000 square feet and accommodate 50 to 72 residents. To achieve a more residential environment in these larger buildings, each wing or "neighborhood" in the residence contains design elements scaled to a single-family home and includes a living room, dining room, patio or enclosed porch, laundry room and personal care area, as well as a care giver work station. The Company maintains a minimum care giver to resident ratio of one to 10 at each of these residences and increases staffing levels to a ratio as high as one to six to accommodate the care needs of the resident population. The Company customarily charges monthly base rates per resident ranging from $1,800 to $2,700 for a shared room and from $2,500 to $3,100 for a private room.

     - Sterling House. These apartment-style residences are generally located in select suburban communities and in small or medium sized towns with populations of 10,000 or more persons. These residences range in size from 20,000 to 30,000 square feet and usually contain from 33 to 50 private apartments, offering residents a choice of studio, one-bedroom and one-bedroom deluxe apartments. These apartments typically include a bedroom area, private bath, living area, individual temperature control and kitchenettes and range in size from 320 to 420 square feet. Like the Crossings model, common space is dispersed throughout the building and is residentially scaled. The Company maintains care staff to resident ratios ranging from one to eight to one to 16, depending on the care needs of the residents. The Company customarily charges monthly rates per resident from $1,600 to $3,500 depending on the apartment type, level of services required, resident acuity and the geographic location of the residence.

     - Crossings. These apartment-style residences are generally located in metropolitan markets. Apartment-style residences are favored in certain markets in the United States, particularly throughout Western states and are required in certain states to meet licensing requirements. The Company believes this residence model enables it to capture a broader segment of the assisted living market. These multi-story residences range in size from 45,000 to 65,000 square feet and accommodate 60 to 80 residents, who choose among studio, one-bedroom and two-bedroom apartments. These apartments typically include a bedroom, a kitchenette, a full bathroom and a living/dining area and range in size from 280 to 700 square feet. Like the Sterling House residence model, common space is dispersed throughout the buildings and includes a central dining room, a library, various activity rooms, laundry rooms and a beauty shop. The Company maintains care staff to resident ratios ranging from one to 12 to one to 16, depending upon the care needs of the residents. The Company customarily charges monthly rates per resident ranging from $1,500 to $3,300.

     - WovenHearts. These residences are designed to meet the needs of elderly individuals in smaller markets who have primarily physical limitations or who may be experiencing the early stages of Alzheimer's disease. WovenHearts residences range in size from 7,000 to 12,000 square feet, accommodate 20 residents and are being expanded to accommodate 36 residents. These single-story residences resemble, and can generally be constructed on a site suitable for, a single family home. These residences have multiple common areas that are easily accessible from any resident room and include a living room, a den, an entertainment room, several personal care areas as well as a large kitchen area which opens into an adjoining dining room. This design allows residents to participate in familiar daily activities (such as assisting with meals, laundry and housekeeping) which promote maintenance of their functional abilities. Most of the resident units are private and fully furnished, though shared accommodations are also available. The Company generally maintains a minimum care giver to resident ratio of approximately one to 12 at its WovenHearts residences. In addition, the Company is able to offer high quality and cost-effective care and service in a smaller residential setting by using a centralized professional staff (i.e., registered nurses and marketing specialists) that performs functions for several WovenHearts residences. The combination of lower construction and staffing costs enables the Company to offer affordable care and services to the moderate income elderly population. The Company customarily charges monthly rates per resident ranging from $1,700 to $2,200.

          Dementia Model. The Company's specially designed, free-standing dementia residence model serve the programmatic needs of individuals with Alzheimer's disease and other dementias. The Company's dementia model residents typically require higher levels of care and services as a result of their progressive decline in cognitive abilities including impaired memory, thinking and behavior. These residents require increased supervision because they are typically highly confused, wander prone and incontinent. As a result, these residences have a staffing pattern which includes a full-time nurse and a care giver to resident ratio of approximately one to six. Due to the generally high level of care required by residents, a single-tier pricing structure is used. The Company's dementia residence model is described below.

     - Clare Bridge. The Company's Clare Bridge dementia residence model ranges in size from 16,000 to 28,000 square feet, is a single-story residence accommodating 24 to 52 residents and is primarily located in metropolitan and suburban markets. The Company seeks to create a "home-like" setting that addresses the resident's cognitive limitations using internal neighborhoods consisting of rooms which are scaled to the size typically found in an upper-income, single family home with the same level of furniture, fixtures and carpeting. Key features specific to the needs of Clare Bridge residents generally include indoor wandering paths, a simulated "town-square" area, secure outdoor spaces with raised gardening beds, directional aids to assist in "wayfinding" such as signs, color-coded neighborhoods and memory boxes with the resident's photograph outside of their unit, and specially designed furniture suitable for incontinent residents. The Company generally charges monthly rates per resident ranging from $2,800 for a shared room to $3,700 for a private room in its Clare Bridge residences.

     In addition, the Company's Sterling House model can be expanded to serve the needs of individuals with Alzheimer's disease and other more severe dementias through the addition of a Sterling Cottage. The Sterling Cottage is typically a 12 apartment modular addition to a Sterling House residence that includes separate entrances, an internal wandering path and more intensive care giver staffing. The Company customarily charges monthly rates per resident from $2,800 to $3,500 for services delivered in the Sterling Cottage setting.

ASSISTED LIVING CARE AND SERVICE PROGRAMS

     The Company offers a full range of assisted living care and services based upon individual resident needs. Prior to admission, all residents are assessed by the Company's professional staff to determine the appropriate residence model and level of care and services required by such residents. Subsequently, individual care plans are developed by residence staff in conjunction with the residents, their families and their physicians. These plans are periodically reviewed, typically at six month intervals, or when a change in medical or cognitive status occurs. Each of the Company's assisted living residence models is designed to accommodate residents as they age in place and require increasing levels of care. To oversee the delivery of care and services, the Company maintains a licensed nurse on staff at each of its residences. The Company believes that this level of attention to the health care needs of its residents enables them to remain in the Company's residences, in many cases, for the rest of their lives. At each of the Company's frail elderly residence models, residents are placed in one of several care levels depending upon their individual needs. At its Clare Bridge residences, the Company currently uses a single care structure. The Company's care levels include a basic care program, several advanced care programs as well as additional ancillary service programs as further described below.

          Basic Care. At this level, residents are provided with a variety of services, including 24 hour assistance with ADLs, ongoing health assessments by a professional nurse, three meals per day and snacks, coordination of special diets planned by a registered dietitian, assistance with coordination of physician care, physical therapy and other medical services, social and recreational activities, housekeeping and personal laundry services.

          Advanced Care. The Company also offers higher levels of personal and health care services to residents who require more frequent or intensive physical assistance or increased care and supervision due to cognitive impairments. The Company offers three advanced care levels which provide residents with increasing levels of care and services dependent on the residents' changing needs. Rates charged for these services are added to the rate charged for basic care. The Company generally charges an additional $300 to $750 per month depending upon the level and frequency of care required and staffing needs. Residents in the highest care level are typically very physically frail or experiencing early stages of Alzheimer's disease or other dementia. Physically frail residents may require complex medication management, assistance with most or all ADLs, two-person transfer from a wheelchair or incontinence care. Residents with cognitive impairment may require frequent staff interaction and intervention due to confusion.

          RISE (Restoring Independence, Strength and Energy). Crossings residences also offer RISE, a one-on-one exercise program designed to help residents regain their independence and become healthier, and stronger by improving flexibility, balance, strength and endurance. The program is targeted to residents with health concerns related to Parkinson's disease, strokes, osteoarthritis, osteoporosis, congestive heart disease, hip fractures and other limitations in ambulation and mobility. Monthly rates for the program range from $90 to $400 depending on the frequency and duration of sessions.

          ESP (Extended Support Program). ESP, also offered at Crossings residences, is a program designed to provide additional structure and personal attention to residents with early stages of dementia. Regularly scheduled group recreational activities and social events help residents build self-esteem and decrease anxiety related to confusion and disorientation. The ESP program has been successful in retaining residents who, due to their dementia, might otherwise need to relocate to a more supportive environment. The monthly program rates range from $325 to $450.

          Access to Specialized Medical Services. The Company assists its residents with the coordination of access to medical services from third parties, including home health care, rehabilitation therapy, pharmacy services and hospice care. These providers are often reim-bursed directly by the resident or a third party payor, such as Medicare. In the future, the Company may elect to provide these services directly using its own skilled employees or through a joint venture agreement with a skilled provider.

          Alzheimer's Care. The Company believes it is one of the leading providers of care to residents with cognitive impairments including Alzheimer's and other dementias, in its free-standing Clare Bridge residences. The Company's programs provide the attention, care and services needed to help cognitively impaired residents maintain a higher quality of life. Specialized services include assistance with ADLs, behavior management and a life-skills based activities program, the goal of which is to provide a normalized environment that supports residents' remaining functional abilities. Whenever possible, residents participate in all facets of daily life at the residence, such as assisting with meals, laundry and housekeeping.

     Residents requiring greater levels of supervision or more specialized programming due to Alzheimer's disease or other dementias may be recommended for transfer to one of the Company's Clare Bridge residences. In the event that a resident's acuity level reaches a level such that the Company is unable to meet the resident's needs, the Company maintains relationships with local hospitals and skilled nursing facilities to facilitate resident transfers.

RESIDENCES

     The table below sets forth certain information with respect to the residences which were operated by the Company as of November 1, 1997. The Company owns, leases, holds equity interests in entities which own or lease, or manages on behalf of others, these residences. The Company considers its properties to be in good operating condition and suitable for the purposes for which they are being used.

                              OPERATING RESIDENCES

                                                                              OWNED OR
                                                                               LEASED     RESIDENT        DATE
RESIDENCE MODEL                    LOCATION                 CARE LEVEL      (% HELD)(1)   CAPACITY     OPENED(2)
---------------                    --------                 ----------      -----------   --------   --------------
OWNED/LEASED
FLORIDA
Clare Bridge..........  Sarasota (Bradenton)             Dementia Care         Leased         36       October 1995
Clare Bridge..........  Ft. Myers                        Dementia Care         Leased         38      December 1996
Clare Bridge..........  Sarasota                         Dementia Care         Leased         38      December 1995
Clare Bridge..........  Tallahassee                      Dementia Care         Owned          38     September 1997
Clare Bridge..........  Tampa                            Dementia Care         Leased         38       October 1996
Wynwood...............  Sarasota                         Frail Elderly         Owned          86          June 1990
Sterling House........  Stuart                           Frail Elderly         Leased         42     September 1996
Sterling House........  Vero Beach                       Frail Elderly         Leased         42     September 1996
Sterling House........  W. Melbourne                     Frail Elderly         Leased         42      November 1996
Sterling House........  Tequesta                         Frail Elderly         Leased         42      December 1996
Sterling House........  Orlando (Leesburg)               Frail Elderly         Leased         42      December 1996
Sterling House........  Jacksonville (St. Augustine)     Frail Elderly         Leased         42      December 1996
Sterling House........  Orlando (Tavares)                Frail Elderly         Leased         42         March 1997
Sterling House........  Daytona (Port Orange)            Frail Elderly      Leased(51.0)      42         March 1997
Sterling House........  Orlando (Ocala)                  Frail Elderly      Leased(51.0)      42         March 1997
Sterling House........  Ft. Myers (Punta Gorda)          Frail Elderly      Leased(51.0)      42          June 1997
Sterling House........  Gainesville                      Frail Elderly      Leased(51.0)      50          June 1997
Sterling House........  Ft. Myers (Port Charlotte)       Frail Elderly      Leased(9.8)       42          June 1997
Sterling House........  Daytona (DeLand)                 Frail Elderly      Leased(51.0)      42          June 1997
Sterling House........  Jacksonville (Merrimac)          Frail Elderly      Leased(9.8)       42          July 1997
Sterling House........  Daytona (Ormond Beach)           Frail Elderly       Owned(9.8)       42     September 1997
Sterling House........  Sarasota (Winterhaven)           Frail Elderly       Owned(9.8)       42     September 1997
Sterling House........  Sarasota (Venice)                Frail Elderly       Owned(9.8)       42     September 1997

                                                                              OWNED OR
                                                                               LEASED     RESIDENT        DATE
RESIDENCE MODEL                    LOCATION                 CARE LEVEL      (% HELD)(1)   CAPACITY     OPENED(2)
---------------                    --------                 ----------      -----------   --------   --------------
Sterling House........  Ft. Myers (Lehigh Acres)         Frail Elderly       Owned(9.8)       42     September 1997
                                                                                           -----
                                                                                           1,038
                                                                                           -----
TEXAS
Sterling House........  Dallas (Denton)                  Frail Elderly         Leased         37          July 1996
Sterling House........  Ennis                            Frail Elderly         Leased         33          July 1996
Sterling House........  Corsicana                        Frail Elderly         Leased         33          July 1996
Sterling House........  Dallas (Waxahachie)              Frail Elderly         Leased         37        August 1996
Sterling House........  Palestine                        Frail Elderly         Leased         37        August 1996
Sterling House........  Paris                            Frail Elderly         Leased         37     September 1996
Sterling House........  Texarkana                        Frail Elderly         Leased         37      November 1996
Sterling House........  Wichita Falls                    Frail Elderly         Leased         42      December 1996
Sterling House........  Tyler                            Frail Elderly         Leased         42      December 1996
Sterling House........  Dallas (DeSoto)                  Frail Elderly         Leased         37      December 1996
Sterling House........  Dallas (Mansfield)               Frail Elderly         Leased         37      December 1996
Sterling House........  Dallas (Richland Hills)          Frail Elderly         Leased         37      December 1996
Sterling House........  Dallas (Weatherford)             Frail Elderly         Leased         37      December 1996
Sterling House........  Kerrville                        Frail Elderly         Leased         37      December 1996
Sterling House........  Dallas (Cedar Hill)              Frail Elderly         Leased         37      December 1996
Sterling House........  Dallas (Lancaster)               Frail Elderly         Leased         37      December 1996
Sterling House........  Temple                           Frail Elderly         Leased         42       January 1997
Sterling House........  Dallas (Carrolton)               Frail Elderly         Leased         42       January 1997
Sterling House........  Dallas (Lewisville)              Frail Elderly         Leased         42       January 1997
Sterling House........  San Antonio (Nacogdoches)        Frail Elderly         Leased         37         March 1997
Sterling House........  Austin (Georgetown)              Frail Elderly      Leased(51.0)      42         March 1997
Sterling House........  San Antonio (Maltsberger)        Frail Elderly      Leased(9.8)       37         March 1997
Sterling House........  Waco                             Frail Elderly      Leased(9.8)       42         March 1997
Sterling House........  San Antonio (Whitby)             Frail Elderly      Leased(9.8)       50         March 1997
Sterling House........  San Antonio (New Braunfels)      Frail Elderly      Leased(9.8)       37           May 1997
                                                                                           -----
                                                                                             965
                                                                                           -----
OKLAHOMA
Sterling House........  Oklahoma City (Bethany)          Frail Elderly         Leased         26       January 1994
Sterling House........  Ponca City                       Frail Elderly         Leased         33         March 1995
Sterling House........  Bartlesville                     Frail Elderly         Leased         33          July 1995
Sterling House........  Oklahoma City (Midwest City)     Frail Elderly         Leased         33       October 1995
Sterling House........  Enid                             Frail Elderly         Leased         33       October 1995
Sterling House........  Shawnee                          Frail Elderly         Leased         33      December 1995
Sterling House........  Stillwater                       Frail Elderly         Leased         33      December 1995
Sterling House........  Oklahoma City (SW)               Frail Elderly         Leased         33       January 1996
Sterling House........  Chickasha                        Frail Elderly         Leased         33      February 1996
Sterling House........  Oklahoma City (Edmond)           Frail Elderly         Leased         37         April 1996
Sterling House........  Oklahoma City (Norman)           Frail Elderly         Leased         33         April 1996
Sterling House........  Duncan                           Frail Elderly         Leased         33           May 1996
Sterling House........  Lawton                           Frail Elderly         Leased         37          June 1996
Sterling House........  Tulsa (Broken Arrow)             Frail Elderly         Leased         37          June 1996
Sterling House........  Muskogee                         Frail Elderly         Leased         37        August 1996
Sterling House........  Claremore                        Frail Elderly         Leased         37        August 1996
Sterling House........  Oklahoma City (NW)               Frail Elderly         Leased         37     September 1996
Sterling House........  Ada                              Frail Elderly         Leased         37       October 1996
Sterling House........  Tulsa (Owasso)                   Frail Elderly         Leased         37       October 1996
Sterling House........  Oklahoma City (Hefner)           Frail Elderly         Leased         37      December 1996
Sterling House........  Tulsa (Mingo)                    Frail Elderly         Leased         37       January 1997
Sterling House........  Durant                           Frail Elderly      Leased(51.0)      37      February 1997
Sterling House........  Tulsa (71st)                     Frail Elderly      Leased(9.8)       46           May 1997

                                                                              OWNED OR
                                                                               LEASED     RESIDENT        DATE
RESIDENCE MODEL                    LOCATION                 CARE LEVEL      (% HELD)(1)   CAPACITY     OPENED(2)
---------------                    --------                 ----------      -----------   --------   --------------
Sterling House........  Bartlesville II                  Frail Elderly         Owned          33     September 1997
                                                                                           -----
                                                                                             842
                                                                                           -----
WISCONSIN
Clare Bridge..........  Milwaukee (Brookfield)           Dementia Care         Leased         24      November 1991
Clare Bridge..........  Madison (Middleton)              Dementia Care         Owned          28         March 1991
Wynwood...............  Madison                          Frail Elderly         Leased         54      February 1992
Wynwood...............  Milwaukee (Brookfield)           Frail Elderly         Leased         61         March 1994
WovenHearts(3)........  Madison (Baraboo)                Frail Elderly         Owned          20     September 1996
WovenHearts...........  Milwaukee (Brown Deer)           Frail Elderly         Leased         15         April 1995
WovenHearts...........  Cambridge                        Frail Elderly      Owned(50.0)       15       January 1996
WovenHearts...........  Clintonville                     Frail Elderly         Owned          18      November 1994
WovenHearts...........  Edgerton                         Frail Elderly         Owned          16      November 1988
WovenHearts(4)........  Eau Claire                       Frail Elderly         Owned          20      February 1997
WovenHearts...........  Fond du Lac                      Frail Elderly         Owned          19      November 1996
WovenHearts...........  Janesville                       Dementia Care         Owned          16         March 1992
WovenHearts...........  Janesville II                    Frail Elderly      Owned(50.0)       20      November 1996
WovenHearts...........  Jefferson                        Dementia Care         Owned          16      November 1996
WovenHearts...........  Jefferson II                     Frail Elderly         Owned          16       October 1995
WovenHearts...........  Kaukauna                         Frail Elderly         Owned          16          July 1995
WovenHearts...........  Kenosha                          Frail Elderly         Owned          20          July 1997
WovenHearts(4)........  Manitowoc                        Frail Elderly         Owned          20      December 1995
WovenHearts(4)........  Medford                          Frail Elderly         Owned          19          June 1990
WovenHearts...........  Menomonie                        Frail Elderly         Leased         19         March 1995
WovenHearts(4)........  Madison (Middleton)              Frail Elderly         Owned          20         April 1997
WovenHearts(4)........  Neenah                           Frail Elderly         Owned          20         April 1996
WovenHearts...........  New London                       Frail Elderly         Owned          18          July 1995
WovenHearts...........  New Richmond                     Frail Elderly         Leased         15         March 1995
WovenHearts...........  Onalaska                         Frail Elderly         Leased         19          June 1995
WovenHearts(4)........  Oshkosh                          Frail Elderly         Owned          20        August 1996
WovenHearts(3)........  Platteville                      Frail Elderly      Owned(72.7)       20      November 1995
WovenHearts(4)........  Wausau (Plover)                  Frail Elderly         Owned          37          June 1992
WovenHearts...........  Plymouth                         Frail Elderly         Leased         15          June 1994
WovenHearts(3)........  Rice Lake                        Frail Elderly         Owned          19       October 1995
WovenHearts(3)........  River Falls                      Frail Elderly         Owned          20      December 1996
WovenHearts...........  Shawano                          Frail Elderly         Owned          15       October 1993
WovenHearts(4)........  Madison (Sun Prairie)            Frail Elderly         Owned          20           May 1994
WovenHearts...........  Milwaukee (Sussex)               Frail Elderly         Leased         20        August 1995
WovenHearts(4)........  Wausau                           Frail Elderly         Owned          40          June 1992
WovenHearts...........  Whitewater                       Frail Elderly      Owned(50.0)       20      November 1996
WovenHearts(4)........  Wisconsin Rapids                 Frail Elderly         Owned          20      December 1995
WovenHearts...........  Wisconsin Rapids                 Frail Elderly         Leased         19           May 1995
                                                                                           -----
                                                                                             829
                                                                                           -----
OREGON
Crossings.............  Portland (Albany)                Support Services      Leased         74        August 1990
Crossings.............  Portland (Albany)                Support Services      Leased         63          June 1989
Crossings.............  Portland (Forest Grove)          Support Services/     Leased         88     September 1990
                                                           Frail Elderly
Crossings.............  Portland (Gresham)               Frail Elderly         Leased         78       January 1990
Crossings.............  Portland (McMinnville)           Support Services/     Leased         87           May 1991
                                                           Frail Elderly
Crossings.............  Medford                          Frail Elderly         Leased         76       January 1991
Crossings.............  Portland (Tualatin)              Frail Elderly         Leased        112      February 1989
Crossings.............  Portland (Albany II)             Frail Elderly      Leased(60.0)      70        August 1997
                                                                                           -----
                                                                                             648
                                                                                           -----

                                                                              OWNED OR
                                                                               LEASED     RESIDENT        DATE
RESIDENCE MODEL                    LOCATION                 CARE LEVEL      (% HELD)(1)   CAPACITY     OPENED(2)
---------------                    --------                 ----------      -----------   --------   --------------
COLORADO
Crossings.............  Denver (Aurora)                  Support Services      Leased        159         April 1991
Crossings.............  Denver (Aurora)                  Frail Elderly         Leased         60         April 1991
Crossings.............  Boulder                          Support Services      Leased         82        August 1988
Crossings.............  Boulder                          Frail Elderly         Leased         76          June 1994
Crossings.............  Colorado Springs                 Frail Elderly      Owned(60.0)       76          June 1997
Crossings.............  Pueblo                           Frail Elderly      Owned(60.0)       65        August 1997
Sterling House........  Colorado Springs                 Frail Elderly         Owned          37     September 1996
Sterling House........  Colorado Springs II              Frail Elderly         Owned          37         April 1997
Sterling House........  Denver (Brighton)                Frail Elderly         Leased         42           May 1997
                                                                                           -----
                                                                                             634
                                                                                           -----
NEW YORK
Wynwood...............  Buffalo                          Frail Elderly      Owned(51.0)      119       October 1995
Wynwood...............  Albany                           Frail Elderly      Owned(51.0)      110       January 1996
Wynwood...............  Syracuse (Manlius)               Frail Elderly         Leased         84         April 1994
Clare Bridge..........  Buffalo (Williamsville)          Dementia Care      Owned(51.0)       52          June 1997
Clare Bridge..........  Albany (Niskayuna)               Dementia Care      Owned(51.0)       52          June 1997
Clare Bridge..........  Perinton                         Dementia Care      Owned(51.0)       52       October 1997
Crossings.............  Sommerfield                      Support Services/     Owned          75          June 1991
                                                           Frail Elderly
Crossings.............  Sherman Brook                    Support Services/     Owned          84          June 1991
                                                                                           -----
                                                         Frail Elderly                       628
                                                                                           -----
KANSAS
Sterling House........  Wichita (Augusta)                Frail Elderly         Owned          21       October 1991
Sterling House........  Wichita                          Frail Elderly         Leased         26     September 1993
Sterling House........  Abilene                          Frail Elderly         Owned          26      November 1993
Sterling House........  Junction City                    Frail Elderly         Owned          26         March 1994
Sterling House........  Wichita (Derby)                  Frail Elderly         Leased         26         April 1994
Sterling House........  McPherson                        Frail Elderly         Leased         33          June 1994
Sterling House........  Emporia                          Frail Elderly         Owned          26          July 1994
Sterling House........  Salina                           Frail Elderly         Leased         33        August 1994
Sterling House........  Wellington                       Frail Elderly         Leased         26     September 1994
Sterling House........  Arkansas City                    Frail Elderly         Owned          33       October 1994
Sterling House........  Great Bend                       Frail Elderly         Leased         33       January 1995
Sterling House........  Hays                             Frail Elderly         Leased         33          June 1995
Sterling House........  Dodge City                       Frail Elderly         Leased         35          July 1995
Sterling House........  Liberal                          Frail Elderly         Owned          44        August 1996
Sterling House........  Coffeyville                      Frail Elderly         Leased         37      December 1996
Sterling House........  Salina II                        Frail Elderly         Leased         42      December 1996
Sterling House........  Abilene II                       Frail Elderly         Owned          33     September 1997
                                                                                           -----
                                                                                             533
                                                                                           -----
OHIO
Sterling House........  Findlay                          Frail Elderly      Leased(51.0)      37         March 1997
Sterling House........  Dayton (Troy)                    Frail Elderly      Leased(51.0)      37         March 1997
Sterling House........  Newark                           Frail Elderly      Leased(51.0)      42           May 1997
Sterling House........  Greenville                       Frail Elderly      Leased(9.8)       42          June 1997
Sterling House........  Cincinnati (Fairfield)           Frail Elderly      Leased(9.8)       42          June 1997
Sterling House........  Cincinnati (Springdale)          Frail Elderly       Owned(9.8)       42        August 1997
Sterling House........  Bowling Green                    Frail Elderly      Owned(51.0)       37     September 1997
Sterling House........  Dayton (Piqua)                   Frail Elderly       Owned(9.8)       37     September 1997
Sterling House........  Urbana                           Frail Elderly       Owned(9.8)       37     September 1997
Sterling House........  Cincinnati (Washington           Frail Elderly       Owned(9.8)       42     September 1997
                          Township)

                                                                              OWNED OR
                                                                               LEASED     RESIDENT        DATE
RESIDENCE MODEL                    LOCATION                 CARE LEVEL      (% HELD)(1)   CAPACITY     OPENED(2)
---------------                    --------                 ----------      -----------   --------   --------------
Sterling House........  Dayton (Englewood)               Frail Elderly      Owned(51.0)       42     September 1997
                                                                                           -----
                                                                                             437
                                                                                           -----
MICHIGAN
Clare Bridge..........  Ann Arbor                        Dementia Care         Leased         36          June 1995
Clare Bridge..........  Detroit (Farmington Hills)       Dementia Care         Leased         28          July 1994
Clare Bridge..........  Detroit (Farmington Hills II)    Dementia Care         Leased         32       October 1995
Clare Bridge..........  Lansing                          Dementia Care         Leased         36       January 1996
Clare Bridge..........  Detroit (Utica I)                Dementia Care         Leased         36       January 1995
Wynwood...............  Detroit (Northville)             Frail Elderly      Owned(75.0)       72       October 1996
Wynwood...............  Detroit (Utica II)               Frail Elderly      Owned(75.0)       72      December 1996
WovenHearts...........  Flint (Davison)                  Frail Elderly         Owned          20        August 1997
WovenHearts...........  Flint (Swartz Creek)             Frail Elderly         Owned          20     September 1997
                                                                                           -----
                                                                                             352
                                                                                           -----
MINNESOTA
WovenHearts(3)........  Austin                           Frail Elderly         Owned          20      December 1996
WovenHearts(4)........  Fairibauit                       Frail Elderly         Owned          20         April 1997
WovenHearts(4)........  St. Cloud (Sauk Rapids)          Frail Elderly         Owned          20         April 1997
WovenHearts(4)........  Mankato                          Frail Elderly         Owned          20       October 1996
WovenHearts(4)........  Owatonna                         Frail Elderly         Owned          20      December 1996
WovenHearts(4)........  Winona                           Frail Elderly         Owned          20       January 1997
WovenHearts(4)........  Wilmar                           Frail Elderly         Owned          20         April 1997
WovenHearts...........  Minneapolis (Inver Grove         Frail Elderly      Owned(60.0)       20          July 1997
                          Heights)
WovenHearts...........  Minneapolis (Blaine)             Frail Elderly      Owned(60.0)       20          July 1997
WovenHearts...........  Moorhead                         Frail Elderly         Leased         63          June 1992
WovenHearts...........  Minneapolis (Brooklyn Center)    Frail Elderly         Leased        103          June 1993
                                                                                           -----
                                                                                             346
                                                                                           -----
WASHINGTON
Crossings.............  Richland                         Support Services/     Leased        128          July 1988
                                                           Frail Elderly
Crossings.............  Tacoma                           Support Services      Leased        119          June 1987
Crossings.............  Tacoma II                        Frail Elderly      Leased(60.0)      76          June 1997
                                                                                           -----
                                                                                             323
                                                                                           -----
IDAHO
Crossings.............  Boise                            Frail Elderly         Leased         80          July 1992
Crossings.............  Boise                            Support Services      Leased         78      November 1996
Crossings.............  Twin Falls                       Frail Elderly      Owned(60.0)       76          June 1997
                                                                                           -----
                                                                                             234
                                                                                           -----
PENNSYLVANIA
Clare Bridge..........  Philadelphia (Lower Makefield)   Dementia Care         Leased         48      February 1996
Clare Bridge..........  Philadelphia (Montgomery)        Dementia Care         Leased         48     September 1996
Wynwood...............  Philadelphia (Richboro)          Frail Elderly/        Leased        113          June 1990
                                                           Dementia Care
                                                                                           -----
                                                                                             209
                                                                                           -----
NORTH CAROLINA
Wynwood...............  Chapel Hill                      Frail Elderly      Owned(51.0)       70      December 1996
Clare Bridge..........  Raleigh (Cary)                   Dementia Care      Owned(51.0)       50          July 1997
Clare Bridge(4).......  Greensboro                       Dementia Care      Owned(80.0)       38     September 1997
                                                                                           -----
                                                                                             158
                                                                                           -----

                                                                              OWNED OR
                                                                               LEASED     RESIDENT        DATE
RESIDENCE MODEL                    LOCATION                 CARE LEVEL      (% HELD)(1)   CAPACITY     OPENED(2)
---------------                    --------                 ----------      -----------   --------   --------------
NEVADA
Crossings.............  Reno (Westwood)                  Frail Elderly         Owned          91          June 1987
Crossings.............  Reno (Silverwood)                Frail Elderly         Owned          64          June 1991
                                                                                           -----
                                                                                             155
                                                                                           -----
CALIFORNIA
Crossings(5)..........  Los Angeles (Loma Linda)         Support Services/     Leased        140          June 1991
                                                                                           -----
                                                         Frail Elderly
ARIZONA
Clare Bridge..........  Phoenix (Tempe)                  Dementia Care      Owned(60.0)       52          June 1997
WovenHearts...........  Phoenix (Mesa)                   Dementia Care         Owned          27         April 1997
                                                                                           -----
                                                                                              79
                                                                                           -----
NORTH DAKOTA
WovenHearts...........  Fargo                            Frail Elderly         Leased         63          June 1990
                                                                                           -----
NEW JERSEY
Clare Bridge..........  Westhampton                      Dementia Care      Owned(80.0)       50         March 1997
                                                                                           -----
SUBTOTAL OWNED OR                                                                          8,663
  LEASED..............                                                                     =====


MANAGED
COLORADO
Sterling House(6).....  Greeley                          Frail Elderly           --           42          June 1997
Sterling House(6).....  Loveland                         Frail Elderly           --           50          July 1997
Sterling House(6).....  Denver (Arvada)                  Frail Elderly           --           50          July 1997
                                                                                           -----
                                                                                             142
                                                                                           -----
MASSACHUSETTS
Wynwood...............  Boston (Leominster)              Frail Elderly           --           72           May 1996
                                                                                           -----
MINNESOTA
WovenHearts...........  Minneapolis (Apple Valley)       Frail Elderly           --           72          June 1995
                                                                                           -----
OKLAHOMA
Sterling House(6).....  Oklahoma (Edmond)                Frail Elderly           --           29        August 1997
Sterling House(6).....  Weatherford                      Frail Elderly           --           35        August 1997
                                                                                           -----
                                                                                              64
                                                                                           -----
WISCONSIN
Elm Grove House.......  Milwaukee (Elm Grove)            Dementia Care           --            8                 --
Finch House...........  Milwaukee (Greendale)            Dementia Care           --            8                 --
North Shore House.....  Milwaukee (Fox Point)            Dementia Care           --            8                 --
Oak Ridge House.......  Milwaukee (Wauwatosa)            Dementia Care           --            8                 --
Parkway House.........  Milwaukee                        Dementia Care           --            8                 --
Ridgefield House......  Madison                          Dementia Care           --            8                 --
                                                                                           -----
                                                                                              48
                                                                                           -----
KANSAS
Sterling House........  Pratt                            Frail Elderly           --           43     September 1994
                                                                                           -----
OHIO
Sterling House(6).....  Springfield                      Frail Elderly           --           42          June 1997
                                                                                           -----

                                                                              OWNED OR
                                                                               LEASED     RESIDENT        DATE
RESIDENCE MODEL                    LOCATION                 CARE LEVEL      (% HELD)(1)   CAPACITY     OPENED(2)
---------------                    --------                 ----------      -----------   --------   --------------
TEXAS
Sterling House(6).....  Dallas (Watauga)                 Frail Elderly           --           35        August 1997
                                                                                           -----
SUBTOTAL MANAGED......                                                                       518
                                                                                           =====
GRAND TOTAL(7)........                                                                     9,181
                                                                                           =====

---------------

(1) The "percentage held" indicates the percentage ownership of the Company in the entity that owns or leases such residence. See "-- Joint Ventures and Strategic Alliances." Approximately 60% of the residences identified as being owned by the Company or entities in which the Company has an equity interest are subject to one or more mortgages, deeds of trust or other secured financing that typically mature within the next three to 20 years.
(2) The dates in this table represent the dates the residences were originally opened by either ALS or an acquired company.
(3) Residence sold subsequent to November 1, 1997 at an amount approximating its book value.
(4) On November 21, 1997, these residences were sold to a health care real estate investment trust (REIT) and leased back by the Company pursuant to long-term operating leases.
(5) This residence is leased under a lease which expires upon the first to occur of (i) December 1998 or (ii) the achievement of a 95% occupancy rate.
(6) Facility owned by a development partner. The Company has an operating lease commitment letter with LTC Properties, Inc. to lease the facility in 30 to 180 days after November 1, 1997.
(7) Does not include eight Sterling House residences operated by franchisees under franchise agreements.

     The Company occupies executive offices located in Brookfield, Wisconsin under a lease expiring in 2000. The Company also leases office space in Wichita, Kansas; Tacoma, Washington; Madison, Wisconsin; Nokomis, Florida; Yardly, Pennsylvania; and Chapel Hill, North Carolina.

     At November 1, 1997, the Company was in various stages of constructing 99 residences and is developing 74 residences. Set forth below is certain information with respect to residences in construction and residence sites in development on November 1, 1997.

                  RESIDENCES UNDER CONSTRUCTION OR DEVELOPMENT

                                                        UNDER CONSTRUCTION       UNDER DEVELOPMENT
                                                       ---------------------   ---------------------
                                                       RESIDENCES   CAPACITY   RESIDENCES   CAPACITY
                                                       ----------   --------   ----------   --------
Arizona..............................................       3          142          7          322
Colorado.............................................       2           92          4          200
Connecticut..........................................      --           --          2          130
Delaware.............................................       1           72         --           --
Florida..............................................      18          776         11          434
Indiana..............................................       4          210          9          382
Michigan.............................................      22          780          1           20
Minnesota............................................       6          248          2           62
New Jersey...........................................       3          102          6          292
New York.............................................       2          104          4          192
North Carolina.......................................      11          554          8          284
Ohio.................................................       5          211          6          253
Oregon...............................................       1           54         --           --
Pennsylvania.........................................      10          414          2           78
South Carolina.......................................      11          435          2           84
Tennessee............................................      --           --          6          258
Washington...........................................      --           --          2          104
Wisconsin............................................      --           --          2           62
                                                           --        -----         --        -----
          TOTAL......................................      99        4,194         74        3,157
                                                           ==        =====         ==        =====

---------------

(1) Certain of the residences under construction or development may be owned directly by joint venture entities in which the Company will own varying percentages of equity interests. See "Business -- Joint Ventures and Strategic Alliances."

(2) "Construction" means that construction activities have occurred (ground breaking) and are ongoing. "Development" means that the site is under "control" (pursuant to purchase agreements or options or otherwise) and development activities with respect to the site have commenced and are ongoing (such as site permitting, preparation of surveys and architectural plans, and negotiation of construction contracts). For a summary of certain risks associated with construction and development activities, see "Risk Factors -- Ability to Continue Growth; Ability to Manage Rapid Expansion" and "-- Development and Construction Risks."

     Residences under development may not in fact be constructed for a variety of reasons, including zoning, permitting, health care licensing and cost related issues. In addition to residences listed in the table above as "under development," the Company is also engaged in preliminary development activities with respect to other possible sites for future residences.

OPERATIONS

     The Company centralizes many of its administrative functions to enable its residence employees to focus their efforts on resident care. The Company maintains centralized accounting, finance and other operational functions at its national corporate office in Brookfield, Wisconsin. Employees at the Company's national corporate office are responsible for (i) establishing Company-wide policies and procedures relating to, among other things, resident care and operation, (ii) facilitating billing and collection, accounts payable, finance, accounting and payroll, (iii) developing employee training materials and programs and (iv) providing overall strategic direction to the Company. In addition, all development, construction and acquisition activities, including feasibility and market studies, residence design, and development and construction management, are conducted from the Company's national office, and from the Company's construction subsidiary which operates out of the Company's Wichita office. The Company seeks to control operating expenses for each of its residences through monthly budgeting, standardized management reporting and centralized purchasing. Residence expenditures are monitored and approved by the Company's regional directors who are held accountable for achieving budgeted results for each residence within their respective territory. All of the Company's residences are divided into geographic regions in order to efficiently allocate the Company's professional managerial resources. This regional focus permits the Company to realize certain financial and management economies of scale while reducing much of the administrative burden typically placed on residence staff.

     The Residence Director supervises the other members of the residence's management team (which may include a Health Care Coordinator, Community Service Representative, Life Enrichment Coordinator, Resident Assistant Supervisor and Kitchen Manager) and is responsible for monitoring day-to-day operations and resident services. Company policy requires the Residence Director to be present in the residence during normal business hours and the Health Care Coordinator to be on-call 24 hours a day.

     The Company has adopted the "care giver" model which differs significantly from traditional long-term care models. In traditional long-term care settings, the delivery of care and services is divided into numerous departments typically consisting of nursing, housekeeping activities and food services all provided by separate individuals. The Company's resident assistants are responsible for the personal care, medication administration (when permitted by state law), housekeeping, laundry, meal service and social activities of the residents. As a result, the Company believes its staff can deliver comparable levels of care in a more personalized, efficient and economic manner than that offered in most long-term care settings. The Company believes that its care giver model enables its staff to develop a personal approach and, in many instances, become a significant part of residents' lives.

     The Company has attracted, and continues to seek, highly dedicated, experienced personnel. The Company has created formal training programs accompanied by review and evaluation procedures to help ensure quality care for its residents. The Company believes that its ongoing education, training, and development efforts enhance the effectiveness of its employees. All employees are required to complete the Company's training program, which includes a core curriculum comprised of personal care basics, Alzheimer's disease processes, behavior management, health care management, life skills programming, first aid, fire safety, nutrition, infection control, hospitality, customer service, and death and dying. In addition to classroom training, the Company's residences provide new employees with on the job training, utilizing experienced staff as trainers and mentors.

     For staff members who desire to advance into residence management, a program that provides additional training in management techniques and budget management is available. The Company has developed an "Associate in Training" program that places a residence director trainee in an existing residence to attain "hands on" experience under the direct supervision of a current Residence Director. This program is intended to ensure that a sufficient number of Company-trained professionals will be available to manage newly developed and acquired residences.

QUALITY ASSURANCE

     The Company's quality assurance program is intended to further its goal of achieving a high degree of resident and family satisfaction with the care and services it provides. The Company coordinates the implementation of its quality assurance program at each of its residences through its national and regional offices. Periodic and annual surveys of residents and their family members are used to appraise and monitor their level of satisfaction with the Company's services. The Company also provides a toll-free number so that residents, their families and professionals may conveniently convey their comments and observations. In addition, residence inspections are conducted periodically by regional staff. The scope of these inspections cover the appearance of the exterior of the buildings and grounds, the appearance and cleanliness of the interior, the professionalism and friendliness of staff, the quality of resident care and care documentation, the quality of resident social events and planned activities, the presentation of meals and appearance of dining areas, the appearance of residents and overall compliance with government regulations. To further evaluate customer service, the Company engages a third party service to periodically "mystery shop" the Company's residences. This independent service analyzes the Company's performance from the perspective of a customer without the inherent biases of a Company employee. This service assists the Company in continually monitoring and improving the level of services offered to its residents to further ensure maximum customer satisfaction.

     Since 1995, the Company has benefited from the recommendations of an Advisory Board comprised of professionals with specialized expertise in the delivery of assisted living services. The Advisory Board meets regularly to review the Company's resident care policies and procedures and makes recommendations with respect thereto to the Company's management. The Advisory Board, however, has no authority to act on behalf of the Company. The current members of the Advisory Board are:

NAME                                                               POSITION
----                                                               --------
Kathleen Buckwalter, Ph.D.......................  Professor and Associate Director, Office of
                                                  Nursing Research Development and
                                                  Utilization, University of Iowa, Iowa City,
                                                  Iowa
Donna Cohen, Ph.D...............................  Chairman, Department of Aging and Mental
                                                  Health, University of South Florida
Carly R. Hellen, OTR/L..........................  Consultant to Rush Alzheimer's Disease
                                                  Center, Rush-Presbyterian-St. Luke's
                                                  Medical Center, Chicago, Illinois
Thomas Kirk.....................................  Vice President, Patient Family and
                                                  Education Services, National Alzheimer's
                                                  Association, Chicago, Illinois
Cynthia Leibrock, MA, ASID, IFDA................  Principal, Easy Access Barrier Free Design,
                                                  Aurora, Colorado
Nancy Mace, MA..................................  Consultant and author of "The 36-Hour Day,"
                                                  Walnut, California
Cynthia Schmeichel, Ph.D........................  President and Chief Executive Officer, Sage
                                                  Disease Management Services, Munster,
                                                  Indiana

MARKETING

     The Company's marketing and sales efforts are undertaken on the national, regional and local levels. This effort is intended to create awareness of the Company and its services among prospective residents, their families, other key decision makers and professional referral sources. A national office marketing staff develops overall strategies to promote the Company's product lines throughout its markets and assesses continuously the success of its efforts by monitoring the generation and tracking of leads carried out by the Company's sales staff. Each regional office also has a marketing specialist, and many residences have on staff a Community Services Representative, both of whom are dedicated to sales and marketing activities.

     Prior to opening new residences, the Company commences an aggressive marketing campaign in close proximity to residences nearing completion. During this campaign, the Company's personnel actively contact local referral sources, which generally account for a majority of resident referrals. In addition, the Company typically engages in more traditional types of marketing activities, such as direct mailings and print advertising, signs and yellow pages advertising. These marketing activities and media advertisements are directed to the adult children of prospective residents because they comprise the primary decision makers for placing a frail elderly relative in an assisted living setting. The Company's "clustering" strategy also enables the Company to leverage its pre-opening and on-going marketing efforts in a given area.

     The Company's marketing personnel also provide insight into local and regional demand for assisted living services. The regional and local marketing staff may be more attuned to local demand for certain services not offered by the Company. As a result, the Company regularly involves its marketing personnel in evaluating its development activities and services.

JOINT VENTURES AND STRATEGIC ALLIANCE

     In further support of its development strategy, the Company has formed strategic alliances and joint ventures with established real estate development partners. These alliances and joint ventures have enabled the Company to develop and construct additional residences while reducing the investment of, and associated risk to, the Company.

     Joint Venture with Continuing Care Concepts, Inc. In 1994, the Company established a joint venture with Continuing Care Concepts, Inc. ("CCC") to develop, own and operate assisted living residences in target market areas throughout Pennsylvania, Delaware and New Jersey (the "ALS-East Territory"). CCC is a corporation owned and controlled by DeLuca Enterprises, Inc., an eastern Pennsylvania-based commercial real estate development and construction company. The joint venture arrangement between ALS and CCC contemplates the joint development of residences in the ALS-East Territory, and CCC will have a right of first refusal to provide 20% of the equity for any future residences developed by ALS in the ALS-East Territory. Losses from the operation of residences jointly owned by ALS and CCC are disproportionately allocated to CCC to the extent of its capital account. Upon the six month anniversary of the opening of a residence jointly owned by ALS and CCC, CCC shall have the right to require the Company to purchase CCC's interest in such residence (put option) and the Company shall have an option to acquire (call option) CCC's interest in such residence at a purchase price based upon the appraised fair market value of the residence.

     Joint Venture with Days Development Company. The Company has established a joint venture (the "ALS-Carolina J.V.") with Days Development Company, L.C. a Roanoke, Virginia-based commercial real estate development and construction company ("Days") to develop, own and operate assisted living residences in target market areas throughout North and South Carolina (the "ALS-Carolina Territory"). The joint venture arrangement between ALS and Days contemplates the joint development of residences in the ALS-Carolina Territory through November 2000. Days or its affiliates will serve as ALS's exclusive general contractor in the ALS-Carolina Territory, and Days will have a right of first refusal to provide 20% of the equity for any future residences developed by ALS in the ALS-Carolina Territory. Losses from the operation of residences jointly owned by ALS and Days are disproportionately allocated to Days to the extent of its capital account. Upon the six month anniversary of the opening of a residence jointly owned by ALS and Days, Days shall have the right to require the Company to purchase Days' interest in such residence (put option) and the Company shall have an option to acquire (call option) Days' interest in such residence at a purchase price based upon the appraised fair market value of the residence.

     Joint Venture with Pioneer Development Company. The Company has entered into a joint venture relationship (the "ALS-Northwest J.V.") with Pioneer Development Company, a Syracuse, New York-based commercial real estate development and construction company ("Pioneer"), to develop, own and operate assisted living residences in targeted market areas throughout New York, Massachusetts, Connecticut and Rhode Island (the "ALS-Northeast Territory"). Pioneer and the Company agreed to capitalize and form separate project entities during a five-year development term commencing in September 1996 to develop, construct, open and operate residences in the ALS-Northeast Territory, with the Company and Pioneer owning and funding either a 51% and 49% equity interest, or an 80% and 20% equity interest, respectively, in such project entities. During such development term, the Company and Pioneer have agreed not to independently engage in other competitive activities in the ALS-Northeast Territory, subject to certain limited exceptions. Pioneer will provide development and construction management services to the ALS Northeast J.V. and ALS will manage the ALS-Northeast residences, all pursuant to agreed upon arrangements. Losses from the operation of residences jointly owned by ALS and Pioneer are disproportionately allocated to Pioneer to the extent of its capital account.

     With respect to each ALS Northeast Territory residence, upon the first to occur (i) such residence achieving a 75% occupancy or (ii) the six-month anniversary of the opening of such residence, Pioneer shall have the right to require the Company to purchase Pioneer's interest in the residence (put option) and the Company shall have an option to acquire (call option) Pioneer's interest in such ALS-Northeast residence. The purchase price payable upon exercise of the put and call options are based on the appraised fair market value of the residence and shall be payable in cash and/or shares of Common Stock.

     Fee Development Relationship with The Damone Group. The Company and The Damone Group, Inc. ("Damone"), a Troy, Michigan-based commercial real estate development and construction firm that has developed and constructed the Company's Michigan residences and certain of the Company's Florida residences, have agreed to an exclusive fee development and construction arrangement with respect to future residences to be developed and constructed by the Company in Michigan and Florida during a 36 month period commencing in May 1996.

     The Company has also granted to Damone a right to invest in the next two Wynwood or Clare Bridge residences developed and constructed by the Company in Michigan. Under this investment right, Damone is entitled to acquire an interest in the limited partnerships to be formed to own such residences, which limited partnership interest may represent up to a 49% equity interest in each of such residences, subject, however, to the prior right of Margolick Financial Group Limited Partnership described below. If Damone elects to invest in an any such residence, the Company will have the right to acquire the Damone interest (call option) in such residence, and Damone shall have the right to require the Company to acquire Damone's interest (put option) in such residence, commencing six months following the opening of such residence. The purchase price payable by the Company under such put and call options is a formula price based on the fair market value of the residence.

     The Company granted a similar right to invest in the next three Wynwood and Clare Bridge residences to be developed and constructed by the Company in Michigan to Margolick Financial Group Limited Partnership of Farmington Hills, Michigan ("MFG"), which served as placement agent for the private placement of limited partnership interests in partnerships formed to develop and operate certain of the Company's Michigan residences. Two of the Company's Michigan residences are owned by limited partnerships in which investors identified by MFG own a minority interest. MFG has the right to provide 49% of the equity capital for the next three Wynwood or Clare Bridge residences constructed by the Company in Michigan prior to December 1998. If MFG or its designees elect to make any such investment, the limited partnership interest acquired by MFG or its designees will be subject to put and call options substantially identical to those described above with respect to the investment right granted to Damone. The Company has also agreed to pay MFG a fee for all WovenHearts residences developed and constructed by the Company in Michigan prior to December 1998 equal to one percent (1%) of the capital project cost of the next fifteen (15) such residences and one half of one percent ( 1/2%) of the capital project cost of any such residences in excess of fifteen. The Company estimates that it will construct in excess of 15 WovenHearts residences in Michigan during this time period, which would result in amounts in excess of $150,000 being payable to MFG.

     Fee Development Relationship with Western Communities Corporation. In May 1996, the Company entered into a Pre-Construction Coordination Agreement (the "WCC Agreement"), with Western Communities Corporation, a Tempe, Arizona-based construction and development firm ("WCC"), pursuant to which WCC is responsible for (i) locating suitable sites in communities in Arizona designated by the Company ("Project Areas") for development of the Company's assisted living and dementia care residences; (ii) assisting the Company in its site selection process; and (iii) obtaining all required governmental approvals within a specified time period. WCC is entitled to a project development fee of $50,000 per project site and to reimbursement of 110% of costs and expenses. If WCC does not obtain the required approvals within the specified time, it must refund the development fee (but not costs and expenses) for that project site to the Company; however, the obligation to refund such fee is limited to the first four Project Areas designated by the Company in each of 1996 and 1997. Upon acquisition of a project site, the parties intend to enter into a mutually satisfactory construction management agreement pursuant to which WCC will manage the construction of the facility. The WCC Agreement provides that during the two year term of the WCC Agreement, the Company and WCC will not enter into a similar agreement with any other person and that WCC will not locate or develop sites for assisted living or dementia care residences in Arizona without first offering such sites to the Company.

     Sterling Development Partnerships. In February 1997, Sterling formed a wholly owned subsidiary, Coventry Corporation ("Coventry"), to enter into joint venture agreements with certain development partners. Pursuant to the applicable joint venture agreements, Coventry holds interests in various limited liability companies and limited partnerships (the "Development Partnerships") formed to develop Sterling House residences. The Company's development partners generally provide construction management expertise, access to existing relationships with local contractors, suppliers and municipal authorities, knowledge of local and state building codes and zoning laws and assistance with site location for new residences while investing capital and sharing in the development risk of new properties. The Company participates in financing residences, contributes operational and industry expertise and has management responsibility for the residences. The Company has both the option, at its election, and an obligation, at the election of its development partners, to acquire the equity interests of the other partners at predetermined prices and times. At November 1, 1997, unconsolidated affiliates operated 17 Sterling House residences. The Company holds a majority interest in 12 Development Partnerships. The allocation of profits and losses among the Company and its development partners provides for changes in the allocations at specified times or on the occurrence of specified events which reflect the economic substance of the joint venture arrangement; thus the allocation of profits and losses to the Company may be significantly different than its stated ownership interests in the Development Partnerships.

INDUSTRY BACKGROUND

     The long-term care industry encompasses a continuum of housing and personal and health care options that are provided primarily to the elderly population. Assisted living residences offer a viable alternative to nursing homes for elderly individuals requiring less intensive medical services, especially individuals who may require assistance due to physical or cognitive impairments. As an elderly person's need for assistance increases, care in an assisted living residence, where assistance with personal care, support services and health care services are available, is often preferable to, and less costly than, home-based or traditional nursing home care. Generally, assisted living residents have higher acuity levels than those of residents of congregate and retirement living centers but lower than those of residents in skilled nursing facilities.

     The Company believes there will continue to be significant growth opportunities in the long-term care market for providing health care and other services to the elderly, especially the market for assisted living residences. Factors contributing to this growth potential include the following:

          Demographic and Social Trends. The target market for the Company's services is persons generally 75 years and older, one of the fastest growing segments of the U.S. population. According to a 1993 industry report published by ALFA and Coopers & Lybrand, the average age of male and female residents of assisted living residences is 83 and 85 years of age, respectively. According to the U.S. Census Bureau, the portion of the U.S. population age 75 and older is expected to increase by 33.5%, from approximately 13.0 million in 1990 to over 17.4 million, by the year 2000 and the number of persons age 85 and older, as a segment of the U.S. population, is expected to increase 43%, from approximately 3.0 million to over 4.3 million, by the year 2000.

          As Alzheimer's disease and other dementias are more likely to occur as a person ages, the increasing life expectancy of Americans is expected to result in a greater number of persons afflicted with Alzheimer's disease and other dementias in future years. According to data published by the Alzheimer's Association, this group is expected to grow from the current 4 million to 14 million, or 250%, by the year 2040.

          In addition, as the number of two-income households has increased over the last decade and as the geographical separation of elderly family members from their adult children increases with the geographic mobility of the U.S. population, many families that traditionally would have provided the type of care and services offered by the Company to elderly family members will increasingly not be in a position to do so. The Company believes that these demographic and social trends will result in increased demand for assisted living services, including dementia care residences, and have resulted in a substantial increase in the supply of assisted living beds since 1980 to satisfy a portion of this demand.

          Cost Containment Pressures. In response to rapidly rising health care costs, government and private-pay sources have adopted cost-containment measures that have encouraged reduced hospital lengths of stays. The federal government has acted to curtail increases in health care costs under Medicare by limiting acute care hospital reimbursement for specific services to pre-establish fixed amounts. Private insurers have begun to limit reimbursement for medical services in general to predetermined "reasonable charges," while managed care organizations, such as health maintenance organizations, are attempting to limit hospitalization costs by negotiating discounted rates for hospital services and by monitoring and reducing hospital use. In response, hospitals are discharging patients earlier and referring elderly individuals who may be too sick or frail to maintain complete independence, to skilled nursing facilities where the cost of providing care is lower than in a hospital. As a result, an increased number of discharged hospital patients are seeking skilled nursing facility care. At the same time, skilled nursing facility operators continue to focus on improving occupancy and expanding services to subacute patients requiring higher levels of skilled nursing care and ancillary services. Given these cost containment pressures, the Company believes that the less institutional, less costly assisted living residences will be well positioned to serve an increasing segment of the long-term care market.

          Limited Supply of Long-Terms Care Beds. Most of the states in which the Company currently operates have enacted certificate of need ("CON") or similar legislation which restricts the supply of licensed nursing facility beds. These laws generally limit the construction of nursing facilities, and the addition of beds or services to existing nursing facilities, and hence tend to limit the available supply of traditional nursing home beds. In addition, some long-term care facilities have started to convert traditional nursing home beds into sub-acute beds. The Company also believes that high construction costs and limits on government reimbursement for the full cost of construction and start-up expenses also will constrain the growth and supply of traditional nursing home facilities and beds. The Company expects that this tightening supply of nursing home beds will tend to shift to assisted living care residences certain elderly who previously would have resided in a traditional nursing home facility and has resulted in a substantial increase in the supply of assisted living beds since 1980 to satisfy a portion of the demand for assisted living services.

          Quality of Life Advantages of Assisted Living. The Company believes that, as potential residents and their family members increasingly become more aware of the assisted living alternative, they will be attracted to the more residential setting of assisted living residences, which promote residents' privacy, individual choice and independence and encourage the involvement of the resident's family, neighbors and friends. The Company believes that assisted living care, which is based on a residential model for the care of the frail elderly and others, offers quality of life advantages over the institutional, medically oriented nursing home model.

     These trends may result in increased competition within the assisted living industry and may contribute to the establishment of competitive alternatives for elderly care. See "-- Competition."

GOVERNMENT REGULATION

     Health care is an area of extensive and frequent regulatory change. The assisted living industry is relatively new and, accordingly, the manner and extent to which it is regulated at the Federal and state levels is evolving. See "Risk Factors -- Government Regulation."

     The Company's assisted living residences are subject to regulation and licensing by state and local health and social service agencies and other regulatory authorities. Although regulatory requirements vary from state to state, these requirements generally address, among other things: personnel education, training and records; staffing levels; facility services, including administration and assistance with self-administration of medication, and limited nursing services; physical residence specifications; furnishing of residence units; food and housekeeping services; emergency evacuation plans; and resident rights and responsibilities. New Jersey and Connecticut also requires each assisted living residence to obtain a CON prior to its opening. The Company's residences are also subject to various state or local building codes and other ordinances, including safety codes. Management anticipates that the states which are establishing regulatory frameworks for assisted living residences will require licensing of assisted living residences and will establish varying requirements with respect to such licensing.

     The Company has obtained all required licenses for each of its residences and expects that it will obtain all required licenses for each new residence. Each of the Company's licenses must be renewed annually or biannually. The Company has also obtained a CON for each residence under construction or development in New Jersey and is in the process of obtaining CONs for the residences under development in Connecticut.

     Like other health care facilities, assisted living residences are subject to periodic survey or inspection by governmental authorities. From time to time in the ordinary course of business, the Company receives deficiency reports. The Company reviews such reports and seeks to take appropriate corrective action. Although most inspection deficiencies are resolved through a plan of correction, the reviewing agency typically is authorized to take action against a licensed facility where deficiencies are noted in the inspection process. Such action may include imposition of fines, imposition of a provisional or conditional license or suspension or revocation of a license or other sanctions. Any failure by the Company to comply with applicable requirements could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that its residences are in substantial compliance with all applicable regulatory requirements. No actions are currently pending against any of the Company's residences nor have any of the Company's residences been cited in the past for any significant non-compliance with regulatory requirements.

     Federal and state anti-remuneration laws, such as the Medicare/Medicaid anti-kickback law, govern certain financial arrangements among health care providers and others who may be in a position to refer or recommend patients to such providers. These laws prohibit, among other things, certain direct and indirect payments that are intended to induce the referral of patients to, the arranging for services by, or the recommending of, a particular provider of health care items or services. The Medicare/Medicaid anti-kickback law has been broadly interpreted to apply to certain contractual relationships between health care providers and sources of patient referral. Similar state laws vary from state to state, are sometimes vague and seldom have been interpreted by courts or regulatory agencies. Violation of these laws can result in loss of licensure, civil and criminal penalties, and exclusion of health care providers or suppliers from participation in (i.e., furnishing covered items or services to beneficiaries of) the Medicare and Medicaid programs. Although the Company receives only a small portion of its total revenues from certain Medicaid waiver programs and is otherwise not a Medicare or Medicaid provider or supplier, it is subject to these laws because

(i) the state laws typically apply regardless of whether Medicare or Medicaid payments are at issue and (ii) as required under some state licensure laws, and for the convenience of its residents, some of the Company's assisted living residences maintain contracts with certain health care providers and practitioners, including pharmacies, visiting nurse organizations and hospices, through which the health care providers made their health care items or services (some of which may be covered by Medicare or Medicaid) available to the Company's residents. There can be no assurance that such laws will be interpreted in a manner consistent with the practices of the Company.

     In order to comply with the terms of the revenue bonds used to finance eight of the Company's residences, the Company is required to lease a minimum of 20% of the apartments in each such residence to low or moderate income persons as defined pursuant to the Internal Revenue Code of 1986, as amended.

     The Company is subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions. A portion of the Company's personnel is paid at rates related to the federal minimum wage and accordingly, increases in the minimum wage will result in an increase in the Company's labor costs.

     The sale of franchises is regulated by the Federal Trade Commission and by certain state agencies located in jurisdictions other than those states where the Company currently operates. Principally, these regulations require that certain written disclosures be made prior to the offer for sale of a franchise. The disclosure documents are subject to state review and registration requirements and must be periodically updated, not less frequently than annually. In addition, some states have relationship laws which prescribe the basis for terminating a franchisee's rights and regulate both the Company's and its franchisee's post-termination rights and obligations.

     Management is not aware of any non-compliance by the Company with applicable regulatory requirements that would have a material adverse effect on the Company's financial condition or results of operations.

COMPETITION

     The long-term care industry is highly competitive and, given the relatively low barriers to entry and continuing health care cost containment pressures, the Company expects that the assisted living segment of such industry will become increasingly competitive in the future. The Company competes with other providers of elderly residential care on the basis of the breadth and quality of its services, the quality of its residences and, with respect to private pay patients or residents, price. The Company also competes with other providers of long-term care in the acquisition and development of additional residences. The Company's current and potential competitors include national, regional and local operators of long-term care residences, acute care hospitals and rehabilitation hospitals, extended care centers, assisted/independent living centers, retirement communities, home health agencies and similar providers, many of which have significantly greater financial and other resources than the Company. In addition, the Company competes with a number of tax-exempt nonprofit organizations which can finance capital expenditures on a tax-exempt basis or receive charitable contributions unavailable to the Company and which are generally exempt from income tax. While the Company's competitive position varies from market to market, the Company believes that it competes favorably in substantially all of the markets in which it operates based on key competitive factors such as the breadth and quality of services offered, residence quality, recruitment and retention of qualified health care personnel and reputation among local referral sources. See "Risk Factors -- Competition."

     The Company also competes with other providers of long-term care with respect to attracting and retaining qualified and skilled personnel. In recent years the health care industry has experienced a shortage of qualified health care professionals. While the Company has been able to retain the services of an adequate number of professionals to staff its residences appropriately and maintain its standards of quality care, there can be no assurance that continued shortages will not affect the ability of the Company to maintain the desired staffing levels. See "Risk Factors -- Residence Management, Staffing and Labor Costs."

INSURANCE

     The provision of personal and health care services entails an inherent risk of liability. Compared to more institutional long-term care facilities, assisted living residences (especially its dementia care residences) of the type operated by the Company offer residents a greater degree of independence in their daily lives. This increased level of independence, however, may subject the resident and the Company to certain risks that would be reduced in more institutionalized settings. The Company currently maintains liability insurance intended to cover such claims which it believes is adequate based on the nature of the risks, its historical experience and industry standards. See "Risk Factors -- Liability and Insurance."

TRADEMARKS

     Sterling House, Crossings and WovenHearts are registered service marks of the Company and the Company claims service mark protection in the marks Alternative Living Services, Wynwood, Hamilton House and Clare Bridge.

EMPLOYEES

     At November 1, 1997, the Company employed approximately 3,100 full-time employees and approximately 2,600 part-time employees. The Company believes it maintains good relationships with its employees. None of the Company's employees are represented by a collective bargaining group.

LEGAL PROCEEDINGS

     The Company is not a party to any legal proceedings other than ordinary routine proceedings incidental to its business. The Company does not expect these legal proceedings, either individually or in the aggregate, to have a material adverse effect on the Company's business, results of operations or liquidity.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Set forth below is certain information concerning the executive officers and directors of the Company.

NAME                                           AGE                       POSITION
----                                           ---                       --------
William G. Petty, Jr.........................  52    Chairman of the Board
William F. Lasky.............................  43    Chief Executive Officer and Director
Timothy J. Buchanan..........................  43    President and Director
Steven L. Vick...............................  39    Chief Operating Officer and Director
G. Faye Godwin...............................  54    Executive Vice President
Gary Anderson................................  47    Senior Vice President -- Southern Operations
D. Lee Field.................................  36    Senior Vice President
Douglas A. Hennig............................  38    Senior Vice President
Thomas E. Komula.............................  42    Senior Vice President, Treasurer, Secretary and
                                                       Chief Financial Officer
Mark W. Ohlendorf............................  37    Senior Vice President
Richard W. Boehlke...........................  49    Vice Chairman of the Board
Gene E. Burleson.............................  56    Director
D. Ray Cook, M.D.............................  53    Director
Robert Haveman...............................  49    Director
Ronald G. Kenny..............................  41    Director
Jerry L. Tubergen............................  44    Director

     William G. Petty, Jr. has served as Chairman of the Board of ALS since December 1993 and served as Chief Executive Officer of the Company from December 1993 to April 1996. He has served as a Managing Director of Beecken, Petty & Company, the general partner of a private health care investment fund, since September 1996. Mr. Petty served as the Vice Chairman of GranCare, Inc. ("GranCare") from July 1995 to November 1997. Mr. Petty also served as Chairman of the Board, Chief Executive Officer and President of Evergreen Healthcare, Inc. ("Evergreen") from June 1993 to July 1995, the date of its merger with GranCare, and as Chairman of the Board, Chief Executive Officer and President of National Heritage, Inc., predecessor to Evergreen, from October 1992 to June 1993. Mr. Petty also serves on the Board of Directors of Paragon Health Network, Inc. ("Paragon"), a diversified provider of long-term and specialty health care services.

     William F. Lasky has served as Chief Executive Officer of the Company since April 1996 and served as President of the Company from December 1993 to October 1997. He served as the Managing Partner of Alternative Living Services, a Wisconsin general partnership (the "ALS Partnership"), from 1981 to December 1993 and as the President of Care Living Centers, Inc. ("CLC") from 1989 to December 1993. The ALS Partnership and CLC developed and operated assisted living residences, six of which are currently managed by the Company. Mr. Lasky is a member of the National Governing Board and the Chairman of ALFA and is a licensed nursing home administrator.

     Timothy J. Buchanan has served as the President and a director of the Company since October 1997. Mr. Buchanan served as the Chairman of the Board, Chief Executive Officer, and a director of Sterling since he co-founded Sterling with Mr. Vick in 1991. Mr. Buchanan founded BCI Construction, Inc. in 1984 and served as its President until February 1997. BCI Construction, Inc. was wholly owned by Mr. Buchanan prior to its acquisition by Sterling in 1994. Mr. Buchanan serves on the Oklahoma Assisted Living Task Force -- Department of Human Resources, Aging Division. He is also a former member of the National Governing Board of ALFA.

     Steven L. Vick has served as the Chief Operating Officer and a director of the Company since October 1997. He has served as the President and a director of Sterling since he co-founded Sterling with Mr. Buchanan in 1991. Mr. Vick previously practiced as a Certified Public Accountant specializing in health care consulting.

     G. Faye Godwin has served as Executive Vice President of the Company since October 1997. From April 1996 to October 1997, Ms. Godwin served as Senior Vice President of the Company and from May 1995 to April 1996, Ms. Godwin served as the Vice President of Operations of the Company. Previously, Ms. Godwin served as the Chief Operating Officer of Standish Care, Inc., a publicly-held assisted living company, from February 1994 to May 1995. From April 1989 to January 1994, Ms. Godwin was Senior Vice President of Operations at Sunrise Assisted Living, an assisted living company.

     Gary Anderson has served as Senior Vice President of the Company since October 1997. Mr. Anderson served as Senior Vice President -- Operations of Sterling from May 1995 to October 1997. From February 1992 until March 1995, he was employed in various capacities by Marriott International, Inc. -- Senior Living Services Division.

     D. Lee Field has served as Senior Vice President of the Company since May 1996. Prior to joining the Company, he was employed from 1984 by Crossings, where he held a succession of executive positions, including Executive Vice President and Chief Operating Officer from 1993 until the Crossings merger with the Company, and Vice President of Operations from 1989 to 1993. Mr. Field is a member of the Board of Directors for the American Senior Housing Association and a member of the Task Force for Assisted Living of the American Health Care Association.

     Douglas A. Hennig has served as Senior Vice President of the Company since January 1996. From January 1993 to January 1996, Mr. Hennig served as the President of Heartland, an assisted living company that was acquired by the Company in January 1996. From 1991 to 1993, he was President of Hennig & Associates, a consulting firm in Madison, Wisconsin involved in retirement housing consulting and the development and management of assisted living residences.

     Thomas E. Komula has served as a Senior Vice President of the Company since July 1996, as Secretary of the Company since October 1997 and as Chief Financial Officer and Treasurer of the Company since August 1996. Prior to joining the Company, he served as the Chief Financial Officer of MedRehab, Inc., a privately-held rehabilitation company, from March 1994 to April 1996. From September 1993 to March 1994, he was a partner at Arthur Andersen & Co., and from September 1991 to September 1993, he was a Senior Manager with Arthur Andersen & Co. Mr. Komula is a Certified Public Accountant.

     Mark W. Ohlendorf has served as Senior Vice President of the Company since October 1997. He served as the Chief Financial Officer of Sterling from April 1997 to October 1997. Mr. Ohlendorf served as Vice President, Chief Financial Officer and Treasurer of Vitas Healthcare Corporation from December 1990 to April 1997. Mr. Ohlendorf is a Certified Public Accountant and a former instructor on long-term care for the American Institute of Certified Public Accountants.

     Richard W. Boehlke has served as the Vice Chairman of the Board of the Company since May 1996. Mr. Boehlke served as President and Chief Executive Officer of Crossings, an assisted living company which he founded in 1984, until Crossings merged with ALS in May 1996.

     Gene E. Burleson has served as a director of the Company since July 1995. Mr. Burleson served as the Chief Executive Officer and a director of Vitalink Pharmacy Services, Inc. from February 1997 to August 1997. He served as Chairman of the Board of GranCare from January 1994 to November 1997 and as Chief Executive Officer of GranCare from December 1990 to February 1997. Mr. Burleson also currently serves on the Board of Directors of Paragon, Deckers Outdoor Corporation, a shoe manufacturer, and Walnut Financial Services, a small business investment company.

     D. Ray Cook, M.D. has served as a director of the Company since October 1997. He served as a director of Sterling from 1991 to October 1997. For the past 22 years, Dr. Cook has been a family practice physician in private practice in Wichita, Kansas. From 1986 to July 1994, he was a director of Physician Corporation of America, a publicly-held health maintenance organization. He is a member and elected fellow of the American Academy of Family Physicians, and is a past President of the Kansas Academy. Dr. Cook is also an Assistant Professor in the Department of Family Practice at the Kansas University College of Medicine. Dr. Cook is a member of the General Board of the Church of the Nazarene.

     Robert Haveman has served as a director of the Company since May 1995. Mr. Haveman has served as Treasurer of EDP Management Corp., a privately held investment management firm, since April 1997 and as the Secretary/Treasurer of the Prince Corporation, an automotive interior trim manufacturer, since 1987.

     Ronald G. Kenny has served as a director of the Company since May 1995. He has served as Executive Vice President of Huizenga Capital Management, a privately held investment management company, since 1990.

     Jerry L. Tubergen has served as a director of the Company since May 1995. He has served as President and Chief Executive Officer of RDV Corporation, a private financial management firm, since its formation in 1991. Mr. Tubergen served as Managing Partner of Deloitte & Touche in Grand Rapids, Michigan from 1987 to 1991. Mr. Tubergen also currently serves on the Board of Directors of the Orlando Magic, Ltd., an NBA franchise, and Genmar Holdings, Inc., a manufacturer and marketer of motorized pleasure boats.

     There are no family relationships among any of the executive officers or directors of the Company. Following the effective time of the Sterling Merger and continuing through the 1999 Annual Meeting of Stockholders of the Company, any vacancy on the Board of Directors arising among Messrs. Buchanan, Cook or Vick and any nominee selected to fill a director position occupied by any of the foregoing individuals in accordance with the provisions of the merger agreement entered into by ALS and Sterling (each a "Sterling Representative") shall be nominated on behalf of the Board of Directors, filled or selected by a majority vote of the remaining Sterling Representatives and approved by the Board of Directors of ALS. Pursuant to the merger agreement entered into by the Company and Crossings in connection with the merger of the Company and Crossings, Mr. Boehlke was elected to the Board of Directors as its Vice Chairman and Messrs. Field and Boitano were elected as executive officers of the Company. Pursuant to a services agreement between Mr. Boehlke and the Company, the Company has agreed to nominate Mr. Boehlke as director of the Company during the three year term of the services agreement (expiring in May 1999). No other arrangement or understanding exists between any executive officer or any other person pursuant to which any executive officer was selected as an executive officer of the Company. Subject to the terms of employment agreements, executive officers of the Company are elected or appointed by the Board of Directors and hold office until their successors are elected or until their death, resignation or removal.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has established an audit committee (the "Audit Committee"), a compensation committee (the "Compensation Committee") and an executive committee (the "Executive Committee"). The Company does not have a nominating committee.

     The Audit Committee is comprised of Messrs. Burleson, Haveman and Tubergen with Mr. Tubergen serving as Chairman. The Audit Committee convenes when deemed appropriate or necessary by its members. The primary functions of the Audit Committee are to: (i) recommend an accounting firm to be appointed by the Company as its independent auditors; (ii) consult with the Company's independent auditors regarding the audit plan; and (iii) determine that management places no restrictions on the scope or implementation of the independent auditors' examination.

     The Compensation Committee is comprised of Messrs. Boehlke, Cook, Kenny, Petty and Tubergen, with Mr. Kenny serving as Chairman. The Compensation
Committee: (i) sets and approves the compensation (including salary, deferred compensation, bonuses, incentive compensation and all other types of compensation or remuneration) of the Company's executive officers; and (ii) administers the Company's 1995 Incentive Compensation Plan.

     The Executive Committee is comprised of Messrs. Buchanan, Lasky and Petty, with Mr. Petty serving as Chairman. The Executive Committee convenes when deemed appropriate or necessary by its members. The Executive Committee has been delegated the authority of the Board of Directors to: (i) approve development, acquisition and financing transactions, without separate approval of the Board of Directors, of up to $15 million; (ii) review and formulate recommendations on matters to be submitted to the Board of Directors; (iii) approve and manage the consolidation of the operations of Sterling and its subsidiaries and the Company and its subsidiaries; and (iv) perform such other functions as may be assigned to it by the Board of Directors.

                           DESCRIPTION OF DEBENTURES

     The Debentures are more fully described in the accompanying Prospectus and will be limited to $143,750,000 aggregate principal amount and will be issued pursuant to an indenture (together with any supplemental indenture, the "Indenture") by and between the Company and United States Trust Company of New York, as trustee (the "Trustee"). Reference should be made to the accompanying Prospectus for a detailed summary of additional provisions of the Debentures and of the Indenture.

MATURITY

     The Debentures will mature on           , 2002.

INTEREST

     Except as otherwise provided in the Indenture, interest on the Debentures
will accrue from             , 1997 at the annual rate set forth on the cover
page of this Prospectus Supplement and will be payable semi-annually on
          and           , commencing on             , 1998, to the persons in
whose names the Debentures are registered at the close of business on the next
preceding           or           and, unless other arrangements are made, will
be paid by checks mailed to such persons at their registered addresses. The
interest payable on           , 1998 will be $     per $1,000 aggregate
principal amount of the Debentures and on each           and
thereafter will be $          per $1,000 aggregate principal amount of the
Debentures.

CONVERSION RIGHTS

     The Debentures will be convertible, unless previously redeemed, into shares
of Common Stock at a price of $          per share (subject to adjustments)
commencing 180 days after their date of issuance and thereafter at any time prior to maturity, subject to the next paragraph. See "Description of Debt Securities -- Conversion Rights" in the accompanying Prospectus.

     After giving effect to the sale of 2,800,000 shares in the Concurrent Offering and the reservations of shares issuable upon conversion of the 6.75% Debentures and 7% Debentures and the exercise of stock options previously granted or available for grant under the Company's stock option plans, the Company will have 2,615,369 shares of authorized but unissued Common Stock. As a result, the Company currently does not have a sufficient number of shares of Common Stock available for issuance upon the conversion of all the Debentures. In order to provide a sufficient number of shares to permit the conversion of all the Debentures, the Company has agreed to seek stockholder approval of the Charter Amendment at its 1998 Annual Meeting of Stockholders (the "1998 Annual Meeting"). The Charter Amendment, which will require the approval of the holders of a majority of the shares of Common Stock entitled to vote at the 1998 Annual Meeting, would increase the number of authorized shares of Common Stock to an amount at least sufficient to permit the conversion of all the Debentures. The Company has agreed that, until its Certificate has been so amended, it will not be permitted (i) to exercise its right to voluntarily redeem the Debentures at
any time on or after             , 2000 or (ii) to issue additional shares of
Common Stock or securities convertible into or exchangeable for Common Stock except for employee stock options to acquire Common Stock granted under the Company's existing stock option plans. In the event a holder of Debentures seeks to convert Debentures into Common Stock at a time that the Company does not have sufficient authorized shares of Common Stock to satisfy such conversion, such holder will have the right to require the Company to repurchase his Debentures for an amount payable in cash equal to the principal amount of such Debentures plus accrued interest thereon.

SUBORDINATION

     The Debentures will be unsecured general obligations of the Company and will be subordinated to all existing and future Senior Indebtedness (as defined in the accompanying Prospectus) of the Company. Upon completion of the Offering and the application of the net proceeds therefrom, the Company will have outstanding $55.9 million of indebtedness that will constitute Senior Indebtedness. In addition, upon completion of the Offering and the application of the net proceeds therefrom, the Company's subsidiaries will have outstanding $105.5 million of indebtedness to which the Debentures will be structurally subordinated, of which $54.9 million will be included in Senior Indebtedness. There is no limitation on the amount of Senior Indebtedness that the Company may incur in the future. The Company may not pay principal of, premium, if any, or interest on, the Debentures, or repurchase or redeem the Debentures, if any Senior Indebtedness is in default unless, in each case, the default has been cured or waived or shall have ceased to exist. Upon any payment or distribution of assets of the Company upon liquidation, dissolution, reorganization or any similar proceeding, the holders of Senior Indebtedness will be entitled to receive payment in full before the holders of the Debentures are entitled to receive any payment. See "Description of Debt Securities -- Subordination" in the accompanying Prospectus. The Debentures will be effectively subordinated to all existing and future liabilities, including indebtedness, trade payables and lease obligations, of the Company's subsidiaries. Certain of the Company's operations are conducted by subsidiaries.

     The Debentures will rank pari passu with the 6.75% Debentures and the 7% Debentures.

OPTIONAL REDEMPTION

     The Company may, at its option at any time and from time to time on or
after             , 2000, redeem all of the Debentures or some of them, on at least 30 days' but not more than 60 days' notice to each holder of Debentures to be redeemed at his or her registered address, at a redemption price equal to 100% of the principal amount thereof plus accrued interest thereon to the redemption date; provided, however, that the Company may not exercise its option to redeem any Debentures unless the Company has sufficient authorized shares to give effect to full conversion of the Debentures.

DISTRIBUTIONS

     The Indenture does not restrict distributions to holders of the Company's Common Stock. See "Description of Debt Securities -- Dividends, Distributions and Acquisitions of Common Stock" in the accompanying Prospectus.

MARKETABILITY

     At present there is no public market for the Debentures. The Company will submit an application to list the Debentures on the AMEX.

CERTAIN RIGHTS TO REQUIRE REPURCHASE OF DEBENTURES BY THE COMPANY

     In the event of any Change in Control of the Company occurring after the date of issuance of the Debentures and on or prior to maturity, each holder of Debentures will have the right, at such holder's option, to require the Company to repurchase all or any part of such holder's Debentures on the date (the "Repurchase Date") that is 75 days after the date the Company gives notice of the Change in Control (as described below) at a price (the "Repurchase Price") equal to 101% of the principal amount thereof, together with accrued and unpaid interest to the Repurchase Date. On or prior to the Repurchase Date, the Company is required to deposit with the Trustee or a Paying Agent an amount of money sufficient to pay the Repurchase Price of the Debentures that are to be repurchased on the Repurchase Date. Neither the Board of Directors of the Company nor the Trustee, acting alone or together, can modify or waive this required repurchase of the Debentures.

     Failure by the Company to repurchase the Debentures when required under the proceeding paragraph will result in an event of default under the Indenture, whether or not such repurchase is permitted by the subordination provisions of the Indenture.

     On or before the 15th day after the occurrence of a Change in Control, the Company is obligated to mail to all holders of Debentures a notice of the event constituting, and the date of, such Change in Control, the Repurchase Date, the date by which the repurchase right must be exercised, the Repurchase Price for Debentures, and the procedures that a holder must follow to exercise a repurchase right. To exercise the repurchase right, a holder of a Debenture must deliver, on or before the 10th day prior to the Repurchase Date, written notice to the Company (or an agent designated by the Company for such purpose) and to the Trustee of the holder's exercise of such right, together with the certificates evidencing the Debentures with respect to which the right is being duly exercised, duly endorsed for transfer.

     A "Change in Control" will occur when: (i) all or substantially all of the Company's assets are sold as an entirety to any person or related group of persons; (ii) there shall be consummated any consolidation or merger of the Company (A) in which the Company is not the continuing or surviving corporation (other than a consolidation or merger with a wholly-owned subsidiary of the Company in which all Common Shares outstanding immediately prior to the effectiveness thereof are changed into or exchanged for the same consideration) or (B) pursuant to which the Common Stock is converted into cash, securities, or other property, in each case other than a consolidation or merger of the Company in which the holders of the Common Stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the common stock of the continuing or surviving corporation immediately after such consolidation or merger; or (iii) any person, or any persons acting together that would constitute a "group" for purposes of Section 13(d) of the Exchange Act, together with any affiliates thereof, acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of at least 50% of the total voting power of all classes of capital shares of the Company entitled to vote generally in the election of directors of the Company. Notwithstanding clause (iii) of the foregoing definition, a Change in Control will not be deemed to have occurred solely by virtue of the Company; any subsidiary of the Company; any employee share purchase plan, share option plan, or other share incentive plan or program; retirement plan or automatic dividend reinvestment plan; or any substantially similar plan of the Company or any subsidiary or any person holding securities of the Company for or pursuant to the terms of any such employee benefit plan, filing or becoming obligated to file a report under or in response to Schedule 13D or Schedule 14D-1 (or any successor schedule, form, or report) under the Exchange Act disclosing beneficial ownership by it of shares or securities of the Company, whether at least 50% of the total voting power referred to in clause (iii) of the foregoing definition or otherwise. A recapitalization or a leveraged buyout or similar transaction involving members of management or their affiliates will constitute a Change in Control if it meets the foregoing definition.

     Notwithstanding the foregoing, a Change in Control as described above will not be deemed to have occurred if (i) the Current Market Price of the Common Stock on the date of a Change in

Control is at least equal to 105% of the conversion price of the Debentures in effect immediately preceding the time of such Change in Control; or (ii) all of the consideration (excluding cash payments for fractional shares) in the transaction giving rise to such Change in Control to the holders of Common Stock consists of shares of common stock that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on the Nasdaq National Market, and as a result of such transaction the Debentures will become convertible solely into such shares of common stock; or (iii) the consideration in the transaction giving rise to such Change in Control to the holders of Common Stock consists of cash or securities that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on the Nasdaq National Market, or a combination of cash and such securities, and the aggregate fair market value of such consideration (which, in the case of such securities, will be equal to the average of the daily closing prices of such securities during the 10 consecutive trading days commencing with the sixth trading day following consummation of such transaction) is at least 105% of the conversion price of the Debentures in effect on the date immediately preceding the closing date of such transaction.

     There is no definition of the phrase "all or substantially all" as applied to the Company's assets and used in the definition of Change in Control in the Indenture, and there is no clear definition of the phrase under applicable law. As a result of the uncertainty of the meaning of this phrase, in the event the Company were to sell a significant amount of its assets, the holders and the Company may disagree over whether the sale gives rise to the right of holders to require the Company to repurchase the Debentures. In such event, the holders would likely not be able to require the Company to repurchase unless and until the disagreement were resolved in favor of the holders.

     The right to require the Company to repurchase Debentures as a result of a Change in Control could create an event of default under Senior Indebtedness, as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Debentures. See "-- Subordination". The Company's ability to pay cash to the holders upon a repurchase may also be limited by certain financial covenants contained in the Company's Senior Indebtedness.

     In the event a Change in Control occurs and the holders exercise their rights to require the Company to repurchase Debentures, the Company intends to comply with applicable tender offer rules under the Exchange Act, including Rules 13e-4 and 14e-1, as then in effect, with respect to any such purchase. The Change in Control purchase feature of the Debentures may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The Change in Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation, or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change in Control purchase feature is a standard term contained in other similar debt offerings and the specific terms of this feature resulted from negotiations between the Company and the Underwriters. Management has no present intention to engage in a transaction involving a Change in Control.

     The foregoing provisions would not necessarily afford holders protection in the event of highly leveraged or other transactions involving the Company that may adversely affect holders.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain United States federal income tax considerations relevant to holders of the Debentures. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to a particular investor's decision to purchase the Debentures, and it is not intended to be wholly applicable to all categories of investors, some of which, such as dealers in securities, banks, insurance companies, tax-exempt organizations and non-United States persons, may be subject to special rules. In addition, this discussion is limited to persons that purchase the Debentures in the Offering and hold the Debentures as a "capital asset" within the meaning of Section 1221 of the Code and not as part of a "hedge," "straddle," "conversion transaction," "synthetic security" or other integrated investment.

     PROSPECTIVE PURCHASERS OF THE DEBENTURES ARE ADVISED TO CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE DEBENTURES AND THE COMMON STOCK.

CONVERSION OF DEBENTURES INTO COMMON STOCK

     In general, no gain or loss will be recognized for income tax purposes on a conversion of the Debentures into shares of Common Stock. However, cash paid in lieu of a fractional share of Common Stock will result in taxable gain (or loss), which will be capital gain (or loss) to the extent that the amount of such cash exceeds (or is exceeded by) the portion of the adjusted basis of the Debenture allocable to such fractional share. The adjusted basis of shares of Common Stock received on conversion will equal the adjusted basis of the Debenture converted, reduced by the portion of adjusted basis allocated to any fractional share of Common Stock exchanged for cash. The holding period of an investor in the Common Stock received on conversion will include the period during which the converted Debentures were held.

     The conversion price of the Debentures is subject to adjustment under certain circumstances. See "Description of Debt Securities-Conversion Rights" in the accompanying Prospectus. These adjustments are intended as "anti-dilution" measures designed to maintain the proportionate interests of the holders of the Debentures in the fully diluted Common Stock. However, in the event that any such adjustment were to increase such proportionate interest of the Debenture holders, Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the Debentures as having received a constructive distribution, resulting in ordinary income to the extent of the Company's current and accumulated earnings and profits, whether or not such holder ever exercises its conversion privilege. Moreover, if there is not a full adjustment to the conversion price of the Debentures to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding Common Stock in the assets or earnings and profits of the Company, then such increase in the proportionate interest of the holders of the Common Stock generally will be treated as a distribution to such Common Stock holders, taxable as ordinary income to the extent of the Company's current and accumulated earnings and profits.

MARKET DISCOUNT

     Investors acquiring Debentures in the Offering should note that the resale of those Debentures may be adversely affected by the market discount provisions of sections 1276 through 1278 of the Code. Under the market discount rules, if a Debenture is purchased after original issuance for a price lower than its principal amount by more than a statutorily-defined de minimis amount and such subsequent holder thereafter recognizes gain upon a disposition or retirement of the Debenture, then the lesser of the gain recognized or the portion of the market discount that has accrued on a ratable basis (or, if elected, on a constant interest rate basis) generally will be treated as ordinary income at the time of the disposition or retirement. Moreover, any market discount on a Debenture may be taxable to an investor to the extent of appreciation at the time of certain otherwise non-taxable transactions (e.g., gifts). Any accrued market discount not previously taken into income prior to a conversion of a Debenture, however, should carry over to the Common Stock received on conversion and be treated as ordinary income upon a subsequent disposition of such Common Stock to the extent of any gain recognized on such disposition. In addition, absent an election to include market discount in income as it accrues, a holder of a market discount debt instrument may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such debt instrument until the holder disposes of the debt instrument in a taxable transaction.

SALE, EXCHANGE OR RETIREMENT OF DEBENTURES

     Except as described above under "-- Conversion of Debentures into Common Stock," each holder of Debentures generally will recognize gain or loss upon the sale, exchange, redemption, repurchase, retirement, or other disposition of the Debentures measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent, if any, that such cash or other property is attributable to the payment of accrued interest not previously included in income by the holder, which amount will be taxable as ordinary income) and (ii) the holder's adjusted tax basis in those Debentures (including any market discount previously included in income by the holder). Each holder of Common Stock into which the Debentures are converted, in general, will recognize gain or loss upon the sale, exchange, or other disposition of the Common Stock measured under rules similar to those described in the preceding sentence for the Debentures. Any such gain or loss recognized on the sale, exchange, repurchase, retirement, or other disposition of a Debenture or share of Common Stock should be capital gain or loss (except as discussed under "-- Market Discount" above.) Pursuant to the recently enacted Taxpayer Relief Act of 1997, long-term capital gains tax rates will apply to dispositions by individuals of capital assets (such as the Debentures or Common Stock) held for more than 18 months. The maximum long-term capital gains tax rate applicable to individuals is currently 20% (10% for individuals in the 15% tax bracket). Mid-term capital gains tax rates will apply to dispositions by individuals of capital assets held for more than one year but not more than 18 months. The maximum mid-term capital gains tax rate applicable to individuals is currently 28% (15% for individuals in the 15% tax bracket). Corporate taxpayers continue to be subject to a maximum regular tax rate of 35% on all capital gains and ordinary income. Investors acquiring Debentures in the Offering will have an initial basis equal to the cash price paid therefor.

BACKUP WITHHOLDING

     A holder of Debentures or Common Stock may be subject to "backup withholding" at a rate of 31% with respect to certain "reportable payments," including interest and dividend payments. These backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding. A holder who does not provide the Company with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder's federal income tax liability, provided the required information is furnished to the IRS. Back-up withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided their exemption from backup withholding is properly established.

     The Company will report to the holders of Debentures and Common Stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

                                  UNDERWRITING

     The underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company, and the Company has agreed to sell to the Underwriters, the aggregate principal amount of Debentures set forth opposite their respective names:

                                                              PRINCIPAL AMOUNT
NAME                                                           OF DEBENTURES
----                                                          ----------------
Schroder & Co. Inc..........................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Smith Barney Inc............................................
Cowen & Company.............................................
McDonald & Company Securities, Inc..........................
                                                                ------------
  Total.....................................................    $125,000,000
                                                                ============

     The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the Debentures offered hereby, if any such Debentures are purchased.

     The Underwriters have advised the Company that they propose to offer the Debentures directly to the public, initially at the public offering price set forth on the cover page of this Prospectus Supplement; that the Underwriters
propose initially to allow a concession not in excess of           % of the
principal amount of the Debenture to certain dealers; and that the Underwriters
and such dealers may initially allow a concession not in excess of           %
of the principal amount of the Debenture to other dealers. After the initial offering of the Debentures, the public offering price and such concessions may be changed by the Underwriters.

     The Company has granted an option to the Underwriters, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to $18.75 million additional principal amount of the Debentures at the public offering price less the underwriting discount set forth on the cover page of this Prospectus Supplement. The Underwriters may exercise such option only to cover over-allotments in connection with the sale of the Debentures offered hereby.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Company and its executive officers and directors have agreed with the Underwriters that, for a period of 90 days following the Offering, they will not offer, sell, contract to sell, grant an option to purchase, or otherwise dispose (or announce any offer, sale, grant of any option, or other distribution) of any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock without the prior written consent of Schroder & Co. Inc. other than the issuance by the Company of Common Stock upon exercise of outstanding options and grants of employee stock options or upon conversion of the 6.75% Debentures, the 7% Debentures or the Debentures.

     The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the AMEX or otherwise and, if commenced, may be discontinued at any time.

     McDonald & Company Securities, Inc. acted as representative of the underwriters or as placement agent in connection with previous offerings by the Company and has served as financial advisor to the Company in connection with the Sterling Merger. Schroder & Co. Inc. acted as financial advisor to Sterling in connection with the Sterling Merger. All of the Representatives are acting as representatives of the underwriters in the Concurrent Offering.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Debentures offered hereby will be passed upon for the Company by Rogers & Hardin LLP, Atlanta, Georgia and for the Underwriters by Stroock & Stroock & Lavan LLP, New York, New York. Stroock & Stroock & Lavan LLP has performed legal services for Sterling in connection with the adoption of its shareholders' rights plan and the Sterling Merger.

                                    EXPERTS

     The supplemental consolidated financial statements of Alternative Living Services, Inc. and subsidiaries as of December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995 and 1996 included herein and in the registration statement of which the Prospectus is a part have been included in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing therein upon the authority of said firm as experts in accounting and auditing.

            INDEX TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................   F-2
Supplemental Consolidated Balance Sheets as of December 31,
  1996 and 1995.............................................   F-3
Supplemental Consolidated Statements of Operations for the
  years ended December 31, 1996, 1995 and 1994..............   F-4
Supplemental Consolidated Statements of Changes in
  Stockholders' Equity for years ended December 31, 1996,
  1995 and 1994.............................................   F-5
Supplemental Consolidated Statements of Cash Flows for years
  ended December 31, 1996, 1995 and 1994....................   F-6
Notes to Supplemental Consolidated Financial Statements.....   F-7
Supplemental Consolidated Balance Sheets as of September 30,
  1997 (unaudited) and December 31, 1996....................  F-19
Supplemental Consolidated Statements of Operations for the
  three months ended September 30, 1997 and 1996 and for the nine months ended September 30, 1997 and 1996
  (unaudited)...............................................  F-20
Supplemental Consolidated Statements of Cash Flows for the
  nine months ended September 30, 1997 and 1996
  (unaudited)...............................................  F-21
Notes to Supplemental Consolidated Financial Statements.....  F-22

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Alternative Living Services, Inc.:

     We have audited the accompanying supplemental consolidated balance sheets of Alternative Living Services, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related supplemental consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These supplemental consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental consolidated financial statements based on our audits. We did not audit the financial statements of Sterling House Corporation, which statements reflect total assets constituting 38% for 1996 and 52% for 1995 of the related supplemental consolidated totals, and which reflect operating revenue constituting 29% for 1996 and 31% for 1995 and 1994 of the related supplemental consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion as it relates to the amounts included for Sterling House Corporation, is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The supplemental consolidated financial statements give retroactive effect to the merger of Alternative Living Services, Inc. and Sterling House Corporation on October 23, 1997, which has been accounted for as a pooling-of-interests as described in note 1 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling-of-interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation. However, they will become the historical consolidated financial statements of Alternative Living Services, Inc. and subsidiaries after financial statements covering the date of consummation of the business combination are issued.

     In our opinion, based on our audits and the report of the other auditors, the supplemental consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alternative Living Services, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the business combination.

                                          KPMG PEAT MARWICK LLP

Chicago, Illinois
February 21, 1997, except for note 1,
  which is as of November 3, 1997

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995
                                 (IN THOUSANDS)

                                                                  1996       1995
                                                                --------    -------
                                      ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 39,455    $20,394
  Accounts receivable:
     Construction due from REIT.............................       3,848         --
     Trade..................................................       2,032        213
     Other..................................................         143        400
  Note receivable from affiliate............................          --         --
  Deferred income taxes.....................................          --        138
  Other current assets......................................       6,886      1,108
                                                                --------    -------
          Total current assets..............................      52,364     22,253
                                                                --------    -------
Property, plant, and equipment, net.........................     132,922     51,542
Long-term investments.......................................       2,835      1,183
Investments in and advances to unconsolidated affiliates....       1,649      4,788
Goodwill, net...............................................       5,216        955
Other assets................................................       9,367      1,729
                                                                --------    -------
          Total assets......................................    $204,353    $82,450
                                                                ========    =======

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term obligations.............    $    985    $   441
  Short-term notes payable..................................       8,335      6,726
  Accounts payable..........................................      11,771      2,618
  Accrued expenses..........................................      10,333      1,853
  Deferred rent and refundable deposits.....................         408        190
                                                                --------    -------
Total current liabilities...................................      31,832     11,828
Long-term obligations, less current installments............      68,238     23,663
Deferred income taxes.......................................          --        297
Accrued stock option compensation...........................         387        412
Deferred gain...............................................       6,944        174
Minority interest...........................................       5,888        610
Stockholders' equity:
  Common stock and additional paid-in capital...............     104,324     49,930
  Accumulated deficit.......................................     (13,260)    (4,464)
                                                                --------    -------
          Total stockholders' equity........................      91,064     45,466
                                                                --------    -------
          Total liabilities and stockholders' equity........    $204,353    $82,450
                                                                ========    =======

   See accompanying notes to supplemental consolidated financial statements.

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               1996      1995      1994
                                                              -------   -------   -------
Revenue:
  Resident service fees.....................................  $54,210   $11,981   $ 4,866
  Other.....................................................    1,427     3,080     2,362
                                                              -------   -------   -------
Operating revenue...........................................   55,637    15,061     7,228
                                                              -------   -------   -------
Operating expenses:
  Residence operations......................................   35,977     8,717     3,185
  Lease expense.............................................    9,035       944       697
  General and administrative................................   11,080     4,409     2,620
  Depreciation and amortization.............................    4,223     1,275       346
  Nonrecurring charge.......................................      976        --        --
  Cost of construction expense..............................       63     1,069       869
  Stock compensation expense                                       --       412        --
                                                              -------   -------   -------
          Total operating expenses..........................   61,354    16,826     7,717
                                                              -------   -------   -------
Operating loss..............................................   (5,717)   (1,765)     (489)
Other income (expense):
  Interest expense, net.....................................   (3,231)     (984)     (397)
  Equity in losses of unconsolidated affiliates.............      (52)     (716)     (299)
  Other expense.............................................      (31)       40        --
  Minority interest in losses of consolidated
     subsidiaries...........................................       76       160        48
  Gain on sale of land                                             --       439        --
                                                              -------   -------   -------
          Total other expense, net..........................   (3,238)   (1,061)     (648)
                                                              -------   -------   -------
Income (loss) before income taxes...........................   (8,955)   (2,826)   (1,137)
Income taxes (benefit)                                           (159)     (991)       --
                                                              -------   -------   -------
Income (loss) before extraordinary item.....................   (8,796)   (1,835)   (1,137)
Extraordinary item -- loss from early retirement of
  financing agreements                                             --    (1,176)       --
                                                              -------   -------   -------
          Net income (loss).................................  $(8,796)  $(3,011)  $(1,137)
                                                              =======   =======   =======
Net income (loss) per common share:
  Loss before extraordinary item............................  $ (0.57)  $ (0.21)  $ (0.21)
  Extraordinary item                                               --     (0.13)       --
                                                              -------   -------   -------
Net income (loss) per share.................................  $ (0.57)  $ (0.34)  $ (0.21)
                                                              =======   =======   =======
Weighted average shares outstanding.........................   15,429     8,929     5,469
                                                              =======   =======   =======

   See accompanying notes to supplemental consolidated financial statements.

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

                    SUPPLEMENTAL CONSOLIDATED STATEMENTS OF
                        CHANGES IN STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                 (IN THOUSANDS)

                                             COMMON STOCK
                                            AND ADDITIONAL
                                            PAID-IN CAPITAL                     STOCK
                                           -----------------   ACCUMULATED   SUBSCRIPTION
                                           SHARES   AMOUNTS      DEFICIT      RECEIVABLE     TOTAL
                                           ------   --------   -----------   ------------   -------
Balances at December 31, 1993............   4,094   $  2,541    $   (316)      $(2,200)     $    25
Receipt of stock subscription............      --         --          --         2,200        2,200
Contributed capital from majority
  stockholder............................      --      2,678          --            --        2,678
Net loss.................................      --         --      (1,137)           --       (1,137)
                                           ------   --------    --------       -------      -------
Balances at December 31, 1994............   4,094      5,219      (1,453)           --        3,766
Shares issued -- public offering.........   2,185     21,786          --            --       21,786
Shares issued -- acquisitions............     481      5,408          --            --        5,408
Shares issued -- termination fee.........      88        988          --            --          988
Net proceeds from private offering.......   4,303     19,029          --            --       19,029
Retirement of stock held by minority
  stockholder............................    (381)    (2,500)         --            --       (2,500)
Common stock issued for contributed
  capital................................     917         --          --            --           --
Net loss.................................      --         --      (3,011)           --       (3,011)
                                           ------   --------    --------       -------      -------
Balances at December 31, 1995............  11,687     49,930      (4,464)           --       45,466
Proceeds from issuance of common stock...   3,873     41,648          --            --       41,648
Shares issued in connection with
  acquisitions...........................   2,483     12,877          --            --       12,877
Purchase and retirement of common stock..     (12)      (163)         --            --         (163)
Shares issued -- 1995 options
  exercised..............................       4         43          --            --           43
Tax effect of options exercised..........      --        (11)         --            --          (11)
Net loss.................................      --         --      (8,796)           --       (8,796)
                                           ------   --------    --------       -------      -------
Balances at December 31, 1996............  18,035   $104,324    $(13,260)      $    --      $91,064
                                           ======   ========    ========       =======      =======

   See accompanying notes to supplemental consolidated financial statements.

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                 (IN THOUSANDS)

                                                                1996        1995      1994
                                                              ---------   --------   -------
Cash flows from operating activities:
  Net loss..................................................  $  (8,796)  $ (3,011)  $(1,137)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................      4,223      1,275       346
  Gain on sale of land......................................         --       (439)       --
  Amortized rent and interest expense.......................        157         --        --
  Income taxes (benefit)....................................       (159)      (991)       --
  Equity in net loss from investments in unconsolidated
    affiliates..............................................         52        716       299
  Minority interest in losses of consolidated
    subsidiaries............................................        (76)      (160)      (48)
  Loss on early retirement of financing agreement, excluding
    cash paid...............................................         --        676        --
  Stock option compensation.................................         --        412        --
  (Increase) decrease in accounts receivables...............     (1,293)       170       171
  Increase in other current assets..........................     (1,742)       (93)     (172)
  Increase (decrease) in accounts payable...................       (344)     1,054      (100)
  Increase in accrued expenses..............................      4,206         83       244
  Deferred rent and refundable deposits.....................        191         42        (6)
  Earnings in excess of billings on uncompleted contracts...         --        144      (103)
  Increase in prerental costs...............................     (1,728)      (266)       (3)
  Other.....................................................        (51)      (539)      237
                                                              ---------   --------   -------
Net cash used in operating activities.......................     (5,360)      (927)     (272)
                                                              ---------   --------   -------
Cash flows from investing activities:
  Construction receivable due from REIT.....................     (3,848)        --        --
  Net proceeds from sale of property and equipment..........         --      1,102        --
  Acquisitions of affiliates and facilities, net of cash....     (9,998)    (1,011)      (67)
  Payments for property, plant, and equipment and project
    development costs.......................................   (115,711)   (24,616)   (2,652)
  Investments in and advances to unconsolidated
    affiliates..............................................       (252)    (3,060)   (1,613)
  Increase in long-term investments.........................     (1,663)    (1,183)      (50)
  Payments for deferred costs...............................         --       (208)      (30)
  Changes in other long-term assets and liabilities.........      3,836        (92)      112
                                                              ---------   --------   -------
Net cash used in investing activities.......................   (127,636)   (29,068)   (4,300)
                                                              ---------   --------   -------
Cash flows from financing activities:
  Proceeds from short term borrowings.......................      5,749      7,526       596
  Payments of short term borrowings.........................    (13,844)    (5,782)       --
  Contributions by minority partner and minority
    stockholder.............................................         --      1,275     1,415
  Purchase of remaining limited partnership interests.......         --         --      (605)
  Payments for financing costs..............................     (1,602)      (221)      (37)
  Repayments of long-term obligations.......................    (39,626)   (14,020)   (1,498)
  Proceeds from issuance of long-term obligations...........     33,863     16,174       276
  Proceeds from issuance of convertible debt................     35,000         --        --
  Changes in advances from and notes payable to
    unconsolidated affiliates...............................         --     (1,834)      218
  Proceeds from sale/leaseback transactions.................     91,034      8,118        --
  Issuance of common stock and other capital
    contributions...........................................     41,648     40,815     2,678
  Retirement of stock held by minority stockholder..........         --     (2,500)       --
  Stock subscription received...............................         --         --     2,200
  Other.....................................................       (165)       (58)      (99)
                                                              ---------   --------   -------
Net cash provided by financing activities...................    152,057     49,493     5,144
                                                              ---------   --------   -------
Net increase in cash and cash equivalents...................     19,061     19,498       572
                                                              ---------   --------   -------
Cash and cash equivalents:
  Beginning of period.......................................     20,394        896       324
                                                              ---------   --------   -------
  End of period.............................................  $  39,455   $ 20,394   $   896
                                                              =========   ========   =======
Supplemental disclosure of cash flow information:
  Cash paid for interest, including amounts capitalized.....  $   6,086   $  1,494   $   277
  Cash paid (received) during year for income taxes.........         --        (13)       15
                                                              =========   ========   =======

   See accompanying notes to supplemental consolidated financial statements.

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

(1)  BASIS OF PRESENTATION

     Alternative Living Services, Inc. (the Company) merged with Sterling House Corporation on October 23, 1997 (the Merger). On that date, the Company issued approximately 5,550,000 shares of its common stock in exchange for approximately 5,045,000 shares of Sterling House Corporation's common stock then outstanding based on an exchange ratio of 1.1 shares of its common stock for each share of Sterling House Corporation's common stock (the Exchange Ratio).

     The supplemental consolidated financial statements give retroactive effect to the Merger, which has been accounted for using the pooling-of-interests method; and as a result, the financial position, results of operations and cash flows are presented as if the combining companies had been consolidated for all periods presented. The supplemental consolidated statements of stockholders' equity also reflect retroactive combination of the accounts of the Company and Sterling House Corporation for all periods presented, with adjustments to outstanding shares based upon the Exchange Ratio. As required by generally accepted accounting principles, the supplemental consolidated financial statements will become the historical financial statements upon issuance of the financial statements for the period that includes the date of the Merger.

     The supplemental consolidated financial statements, including the notes thereto, should be read in conjunction with the historical consolidated financial statements of the Company and Sterling House Corporation included in their respective Annual Reports on Forms 10-K for the year ended December 31, 1996.

     The results of operations previously reported by the separate enterprises and the combined amounts presented in the accompanying supplemental consolidated financial statements are summarized below (in thousands):

                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1996      1995      1994
                                                          -------   -------   -------
Operating revenue:
  Alternative Living Services, Inc......................  $39,599   $10,464   $ 4,957
  Sterling House Corporation............................   16,038     4,597     2,271
                                                          -------   -------   -------
          Combined......................................  $55,637   $15,061   $ 7,228
                                                          =======   =======   =======
Extraordinary loss:
  Alternative Living Services, Inc......................  $    --   $    --   $    --
  Sterling House Corporation............................       --    (1,176)       --
                                                          -------   -------   -------
          Combined......................................  $    --   $(1,176)  $    --
                                                          =======   =======   =======
Net loss:
  Alternative Living Services, Inc......................  $(7,811)  $(1,746)  $  (643)
  Sterling House Corporation............................     (726)   (2,183)     (494)
  Effect of restated income (taxes) benefit.............     (259)      918        --
                                                          -------   -------   -------
Combined................................................  $(8,796)  $(3,011)  $(1,137)
                                                          =======   =======   =======
Net loss per share:
  Alternative Living Services, Inc......................  $ (0.79)  $ (0.30)  $ (0.22)
  Sterling House Corporation............................    (0.14)    (0.78)    (0.22)
                                                          -------   -------   -------
          Combined......................................  $ (0.57)  $ (0.34)  $ (0.21)
                                                          =======   =======   =======

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

     There were no transactions between Alternative Living Services, Inc. and Sterling House Corporation prior to the combination.

(2)  SUMMARY OF SIGNIFICANT BUSINESS AND ACCOUNTING POLICIES

(A) BUSINESS

     The Company (including Sterling House Corporation) develops, owns, and operates assisted living residences. As of December 31, 1996, the Company operated 100 residences totaling 3,947 living units located throughout the United States.

(B) PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Results of operations of the majority-owned subsidiaries are included from the date of acquisition. All significant intercompany balances and transactions with such subsidiaries have been eliminated in the consolidation. Investments in other affiliated companies in which the Company has at least 20% ownership and does not have management control are accounted for on the equity method.

(C) USE OF ESTIMATES

     The financial statements of the Company have been prepared in accordance with generally accepted accounting principles. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(D) RECENT ACCOUNTING PRONOUNCEMENTS

     The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards
(SFAS) No. 123, Accounting for Stock-Based Compensation, which provides for pro forma net income and earnings per share disclosures for employee stock option grants made since 1995 as if the fair-value-based method defined in SFAS No. 123 had been applied.

(E) CASH EQUIVALENTS

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents for purposes of the consolidated statements of cash flows.

(F) FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

     The Company determines fair value of financial assets based on quoted market values. The fair value of debt is estimated based on current rates offered to the Company for debt of the same maturities. At December 31, 1996 and 1995, the fair values of financial instruments were not materially different from the carrying amounts.

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

     The Company's financial instruments exposed to concentrations of credit risk consist primarily of cash. The Company places its funds into high credit quality financial institutions and, at times, such funds may be in excess of the Federal Depository Insurance Corporation limits.

(G) LONG-LIVED ASSETS

     Property, plant, and equipment are stated at cost, net of accumulated depreciation. Plant and equipment under capital leases are stated at the present value of minimum lease payments. Depreciation is computed over the estimated lives of the assets using the straight-line method. Buildings and improvements are depreciated over 20 to 40 years, and furniture, fixtures, and equipment are depreciated over three to 12 years. Maintenance and repairs are expensed as incurred.

     Goodwill represents the costs of acquired net assets in excess of their fair market values. Amortization of goodwill is computed using the straight-line method over the expected periods to be benefited, generally 40 years. The Company's management periodically evaluates goodwill for impairment based upon expectations of nondiscounted operating cash flows in relation to the net capital investment in the subsidiary. Accumulated amortization of goodwill was $163,000 and $1,000 as of December 31, 1996 and 1995, respectively.

     The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

(H) DEFERRED COSTS

     Deferred costs, which are included in other assets, are composed of organization costs, deferred financing costs, and prerental costs (preopening, marketing, employee recruitment and training, and other startup expenditures). Organization costs are amortized on a straight-line basis over five years. Deferred financing costs are amortized on the effective-interest method over the term of the related debt. Prerental costs, included in other current assets, are amortized over 12 months from the date a residence is available for occupancy.

(I) REVENUE

     Revenue, which is recorded when services are rendered, consists primarily of resident service fees which are reported at net realizable amounts. Other revenue consists primarily of management and development fees from unconsolidated affiliates. Management fees are recognized as earned in accordance with signed management agreements, and reported at net realizable amounts. Development fees are deferred and recognized as earned over the life of the development.

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

(J) INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(K) NET LOSS PER SHARE

     Net loss per share has been computed by dividing net loss by the weighted average number of the Company's common and common equivalent shares outstanding during each period. Common equivalent shares include stock options, which have been included using the treasury stock method only when their effect is dilutive. The weighted average number of common shares does not include any common stock equivalents because (1) stock options outstanding are not materially dilutive and (2) common stock equivalents associated with the convertible debentures would be antidilutive.

     In connection with a public offering of common shares which became effective on August 9, 1996 and pursuant to the requirements of the Securities and Exchange Commission, for purposes of net loss per share, common stock issued and common stock options granted at per share amounts less than the public offering price per share subsequent to May 1995 have been reflected as outstanding for all periods prior to the effective date of the public offering. Accordingly, weighted average shares outstanding was increased by 1,146,928 shares for the effect of such common stock and stock options.

(3)  ACQUISITIONS

     In 1995 and 1996, the Company made the following acquisitions:

     - Palmer Ranch, an 86-unit assisted living residence in Sarasota, Florida in March 1995;

     - The remaining ownership interests of certain affiliates located in Kansas and Texas in October 1995;

     - Heartland Retirement Services, Inc., an operator of 20 assisted living residences in Wisconsin in January 1996;

     - New Crossings International Corporation, a company which operated 15 assisted living facilities in Washington, California, Oregon and Colorado in May 1996;

     - The general and limited partnership interests not owned by the Company in five Michigan limited partnerships owned by unrelated investors in May 1996;

     - The minority interests in three partnerships in May 1996;

     - A residence the Company had previously leased in August 1996;

     - A leasehold interest in a 44-unit assisted living facility located in Liberal, Kansas in August 1996;

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

     - Two residences the Company managed located in Brown Deer and Sussex, Wisconsin in September 1996; and

     - Six assisted living residences located in northern Wisconsin in December 1996.

     The cost of the acquisitions totaled $4,750,000 in 1995 and $21,800,000 in 1996. The acquisitions were accounted for using the purchase method. In addition to cash, the Company issued 2,441,009 shares of common stock with an estimated fair value of $12,530,000, and incurred $11,600,000 of debt to effect the acquisitions. Goodwill related to the acquisitions of $1,019,000 in 1995 and $4,292,183 in 1996 is being amortized over 40 years.

     On the basis of an unaudited pro forma consolidation of the results of operations as if the acquisitions had taken place at the beginning of the year, the following amounts would have been reported (in thousands):

                                                                1996
                                                              --------
Revenue.....................................................  $ 67,397
Loss before extraordinary item..............................   (10,367)
Net loss....................................................   (10,367)
Net loss per common share...................................     (0.55)

     The unaudited pro forma results of operations are not necessarily indicative of the results of operations that would have occurred had the acquisitions occurred at the beginning of the year, or of future results of operations.

     As of December 31, 1996, the Company had an 80% ownership interest in four development projects and a 51% ownership interest in ten development projects. The 20% and 49% interests in these consolidated affiliates not held by the Company and the losses therefrom have been reflected as minority interest in the supplemental consolidated balance sheets and as minority interest in losses of consolidated subsidiaries in the supplemental consolidated statements of operations.

(4)  PROPERTY, PLANT, AND EQUIPMENT

     A summary of property, plant, and equipment at December 31, follows (in thousands):

                                                                1996       1995
                                                              --------    -------
Land and improvements.......................................  $ 11,389    $ 8,836
Buildings and leasehold improvements........................    64,573     31,567
Vehicles, furniture, fixtures, and equipment................     9,143      4,942
Construction in progress....................................    53,127      8,361
                                                              --------    -------
Total property, plant, and equipment........................   138,232     53,706
Less accumulated depreciation...............................     5,310      2,164
                                                              --------    -------
          Property, plant, and equipment, net...............  $132,922    $51,542
                                                              ========    =======

     At December 31, 1996, property and equipment includes $10,608,000 of buildings and improvements and $592,000 of fixtures and equipment held under capital leases and related financing obligations. Related accumulated amortization totaled $2,078,000.

     Interest is capitalized in connection with the construction of residences and is amortized over the estimated useful lives of the residences. Interest capitalized in 1996 and 1995 was approximately $1,926,000 and $407,000, respectively.

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

     Construction in progress at December 31, 1996 consisted principally of costs related to the construction of assisted living residences with outstanding construction commitments totaling approximately $72.8 million.

(5)  INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

     Investments in and advances to unconsolidated affiliates consist of the following at December 31 (in thousands):

                                                               1996     1995
                                                              ------   ------
Investments in unconsolidated affiliates....................  $  285   $1,581
                                                              ------   ------
Advances to unconsolidated affiliates:
  Partnerships..............................................   1,089    2,540
  Notes receivable..........................................     275      383
  Other.....................................................      --      284
                                                              ------   ------
          Total advances to unconsolidated affiliates.......   1,364    3,207
                                                              ------   ------
          Total investments in and advances to
            unconsolidated affiliates.......................  $1,649   $4,788
                                                              ======   ======

     Advances to unconsolidated affiliates also includes management fees pursuant to an agreement with an affiliate, which is 50% owned and controlled by an officer and a shareholder. Under the terms of the agreement, this affiliate is obligated to pay a monthly management fee of 11% of gross operating revenue. During 1996 and 1995, the management fees, included in other revenue, were $175,000 and $252,000, respectively.

     The Company was retained by certain of its affiliates as the general contractor for the construction of their alternative living residences for which the Company received a fee for construction services. Revenues earned by the Company from such affiliates for the years ended December 31, 1996, 1995, and 1994, were $-0-, $803,000, and $602,000, respectively.

     Notes receivable at December 31, 1996 includes $200,000 due from an officer and a shareholder of the Company, which accrues interest at 6% and is payable in full on December 30, 1999. Notes receivable at December 31, 1995 included $150,000 due from an officer and a shareholder of the Company, which was repaid on December 31, 1996.

(6)  OTHER ASSETS

     Other assets are comprised of the following at December 31 (in thousands):

                                                               1996     1995
                                                              ------   ------
Deferred financing costs, net...............................  $2,443   $  416
Organizational and other costs, net.........................   1,982       89
Deposits and other..........................................   4,942    1,224
                                                              ------   ------
Total other assets..........................................  $9,367   $1,729
                                                              ======   ======

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

(7)  LONG-TERM DEBT, CAPITAL LEASES, AND FINANCING OBLIGATIONS

     Long-term debt, capital leases, and financing obligations consist of the following at December 31 (in thousands):

                                                               1996       1995
                                                              -------    -------
6.75% Convertible subordinate debentures due June 30, 2006,
  callable by the Company anytime on or after July 15,
  1999......................................................  $35,000    $    --
Mortgages payable, due from 1999 through 2021; interest
  rates ranging from 8% to 10%..............................   18,571     14,160
Sale/leaseback financing obligation, due 2000, variable
  interest at the 11th District FHLB rate plus 2 3/4%,
  payable in monthly installments, due 2000.................    5,316          -
Serial and term revenue bonds maturing serially from 1995
  through 2013, interest ranging from 4.0% to 9.5%..........    4,710      6,718
Debt refinanced long-term through a sale/leaseback financing transaction:
  Mortgage notes payable, fixed interest rates of 8% to
     10.9%..................................................    3,290         --
  Equity participation notes, including contingent
     participation obligations..............................    2,127         --
Other.......................................................      209        122
Note payable, due November 20, 2020, first 12 monthly
  payments represent interest only, interest at the prime
  rate plus 1%..............................................       --      3,104
                                                              -------    -------
          Total long-term obligations.......................   69,223     24,104
Less current installments...................................      985        441
                                                              -------    -------
          Total long-term obligations, less current
            installments....................................  $68,238    $23,663
                                                              =======    =======

     The mortgages payable are secured by security agreements and guarantees by the Company. In addition, certain security agreements require the Company to maintain collateral and debt reserve funds. These funds, which are recorded as Long-term investments, consist of certificates of deposit required to be maintained from 1998 through 2002.

     Principal payments on long-term debt, capital leases, and financing obligations for the next five years and thereafter are as follows (in thousands):

1997........................................................  $   985
1998........................................................      992
1999........................................................   12,355
2000........................................................   14,137
2001........................................................      265
Thereafter..................................................   40,489
                                                              -------
          Total long-term debt, capital leases, and
           financing obligations............................  $69,223
                                                              =======

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

(8)  ACCRUED EXPENSES

     Accrued expenses are comprised of the following at December 31 (in thousands):

                                                               1996       1995
                                                              -------    ------
Accrued salaries and wages..................................  $ 2,995    $  587
Advance rents and deposits..................................    2,754       546
Other.......................................................    4,584       720
                                                              -------    ------
          Total accrued expenses............................  $10,333    $1,853
                                                              =======    ======

(9)  STOCKHOLDERS' EQUITY

     The Company completed a private placement equity offering on May 26, 1995, resulting in net proceeds of $19,029,080 for 4,302,994 shares of its common stock. Simultaneously, the Company issued 917,150 shares of its stock to Evergreen Healthcare, Inc. as consideration for $2,677,342 cash received during 1994, which is reflected as common stock and additional paid-in capital in the accompanying supplemental consolidated balance sheets. Subsequent to the issuance of stock in May 1995, the Company was no longer a majority-owned subsidiary of Evergreen.

     In August 1996, the Company completed a public offering of 6,000,000 shares of common stock, of which 3,443,206 shares were sold by the Company and 2,556,794 shares were sold by existing stockholders. Net proceeds to the Company were approximately $40 million.

     In October 1996, the Company (through Sterling House Corporation) completed a public offering of 2,404,000 shares of common stock. Net proceeds to the Company were approximately $22 million.

     The authorized capital stock of the Company consists of 30,000,000 shares of common stock, $.01 par value, and 5,000,000 shares of $.01 par value preferred stock. At December 31, 1996, there were 18,550,855 shares of common stock issued, of which 18,539,216 were outstanding. 11,639 shares were held in treasury. At December 31, 1995 there were 11,687,059 shares of common stock issued and outstanding. At December 31, 1996 and 1995, no shares of preferred stock were issued and outstanding.

(10)  STOCK OPTION PLAN

     In 1995, the Company adopted a stock option plan (the 1995 Plan), pursuant to which the Compensation Committee of the Company's Board of Directors may grant stock options to officers and key employees. The Plan authorizes grants of options to purchase up to 1,425,00 shares of authorized but unissued common stock. Generally, stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. Generally, stock options have 10-year terms, vest 25% per year, and become fully exercisable after 4 years from the date of grant.

     At December 31, 1996, 786,821 additional shares were available for grant under the 1995 Plan. The per share weighted-average fair value of stock options granted during 1996 and 1995 was $3.49 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:
1996 - expected dividend yield 0.0%, risk free interest rate of 6.5%, and an expected life of 7 years; 1995 - expected dividend yield 0.0%, risk-free interest rate of 6.5%, and an expected life of 7 years.

     In conjunction with the Merger, Sterling House Corporation common stock options that remained outstanding were exchanged for options to purchase Company common stock, adjusted for the Exchange Ratio. Under the terms of the Sterling House Corporation 1995 Incentive Stock

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

Option Plan, all options become vested and immediately exercisable as a result of the Merger. The weighted-average fair value of stock options granted during 1996 and 1995 was $9.11 and $8.00, respectively, on the date of grant using a Black Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995: risk-free interest rates of 5.1%, a dividend yield of 0%, volatility factors of the expected market price of the common stock of .541, and a weighted-average expected life of the option of five years.

     The Company applies APB Opinion No. 25 in accounting for stock options and, accordingly, compensation cost has been recognized for stock options granted below fair market value in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below (in thousands, except per share data):

                                    LOSS NET OF
                                EXTRAORDINARY ITEM        NET LOSS        NET LOSS PER SHARE
                                -------------------   -----------------   -------------------
                                  1996       1995      1996      1995       1996       1995
                                --------   --------   -------   -------   --------   --------
As reported...................   $(8,796)   $(1,835)  $(8,796)  $(3,011)    $(0.57)    $(0.34)
Pro forma.....................    (9,391)    (2,011)   (9,391)   (3,187)     (0.61)     (0.36)

     Stock option activity during the periods indicated is as follows:

                                                            NUMBER OF   WEIGHTED-AVERAGE
                                                             SHARES      EXERCISE PRICE
                                                            ---------   ----------------
Balance at December 31, 1994..............................        --        $    --
  Granted.................................................   550,783           5.13
  Exercised...............................................        --             --
  Forfeited...............................................        --             --
  Expired.................................................        --             --
                                                             -------        -------
Balance at December 31, 1995..............................   550,783           5.13
  Granted.................................................   444,194          11.29
  Exercised...............................................    (4,219)         (0.09)
  Forfeited...............................................    (9,545)        (13.88)
  Expired.................................................        --             --
                                                             -------        -------
          Balance at December 31, 1996....................   981,213        $  7.74
                                                             =======        =======

                   OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
----------------------------------------------------------   -----------------------
   RANGE OF       NUMBER          AVERAGE        WTD.-AVG.     NUMBER      WTD.-AVG.
   EXERCISE     OUTSTANDING      REMAINING       EXERCISE    EXERCISABLE   EXERCISE
    PRICES      AT 12/31/96   CONTRACTUAL LIFE     PRICE     AT 12/31/96     PRICE
--------------  -----------   ----------------   ---------   -----------   ---------
$2.92 - $13.00    708,508        8.0 years        $ 6.31       145,922      $ 4.22
          0.09     36,480        8.8 years          0.09        14,592        0.09
  7.50 - 17.50    236,225        9.3 years         13.23        23,857       11.31
                  -------        ---------        ------       -------      ------
         Total    981,213                                      184,371
                  =======                                      =======

(11)  SAVINGS PLAN

     In 1995, the Company initiated an employee savings plan under Section 401(k) of the Internal Revenue Code. The plan covers eligible full-time employees and allows employees to contribute up to 15% of their salary to the plan. The Company matched employee contributions up to a maximum

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES of 3% of the employee's salary. Amounts expensed for matching contributions during 1995 and 1996 were $40,000 and $43,000, respectively.

(12)  INCOME TAXES

     The components of the provision for income taxes for the years ended December 31 (in thousands):

                                                             YEARS ENDED DECEMBER 31,
                                                             -------------------------
                                                              1996      1995     1994
                                                             ------    ------    -----
Income tax expense (benefit):
  Current:
     Federal...............................................   $  --     $  --     $(6)
     State.................................................      --        --      (1)
                                                              -----     -----     ---
          Total current....................................      --        --      (7)
                                                              -----     -----     ---
  Deferred:
     Federal...............................................    (141)     (882)      6
     State.................................................     (18)     (109)      1
                                                              -----     -----     ---
          Total deferred...................................    (159)     (991)      7
                                                              -----     -----     ---
          Total............................................   $(159)    $(991)    $--
                                                              =====     =====     ===

     Deferred tax assets and liabilities consist of the following at December 31 (in thousands):

                                                               1996       1995
                                                              -------    ------
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 2,397    $1,248
  Investment in unconsolidated affiliates...................      104       105
  Deferred gain sale/leaseback..............................    2,887        --
  Accrued expenses..........................................      619       162
  Investment in consolidated affiliates.....................    1,566        --
  Other.....................................................      303       104
                                                              -------    ------
Total deferred tax assets...................................    7,876     1,619
  Less valuation allowance..................................   (4,879)       --
                                                              -------    ------
Deferred tax assets, net of valuation allowance.............  $ 2,997    $1,619
                                                              -------    ------
Deferred tax liabilities:
  Acquisition basis.........................................  $ 1,736    $   --
  Depreciation..............................................      789     1,754
  Deferred costs............................................      472        24
                                                              -------    ------
Deferred tax liabilities....................................  $ 2,997    $1,778
                                                              =======    ======

     The valuation allowance for deferred tax assets as of January 1, 1996 and 1995 was $0 and $917,000, respectively. During 1996, the valuation allowance was increased by $4,879,000 because the Company was uncertain that such deferred tax assets in excess of the applicable reversing deferred tax liabilities would be realized in future years. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities,

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES projected future taxable income, and tax planning strategies in making this assessment. As a result of acquisitions during 1996, subsequent recognition of $537,000 of tax benefits relating to the valuation allowance for deferred tax assets will be allocated to goodwill.

     The effective tax rate on income before income taxes varies from the statutory Federal income tax rate as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                             --------------------------
                                                              1996      1995      1994
                                                             ------    ------    ------
Statutory rate.............................................   (34.0)%   (34.0)%   (34.0)%
State taxes, net...........................................    (5.5)     (5.5)     (5.5)
Valuation allowance........................................    38.4       2.9      36.9
Other......................................................     2.8       1.6       2.6
                                                              -----     -----     -----
Effective tax rate.........................................    (1.7)%   (35.0)%      --%
                                                              =====     =====     =====

     The Company has approximately $6,081,000 of net operating loss carryforwards at December 31, 1996. Unused net operating loss carryforwards of approximately $4,223,000 will expire commencing in the year 2001 through 2011. The remaining $1,858,000 of net operating loss carryforwards will begin to expire, if unused, beginning in the year 2008 through 2010. The utilization of net operating loss carryforwards may be further limited as to future use due to the change in control provisions in the Internal Revenue Code which applies because of a purchase acquisition in May 1996. In addition, the Company has alternative minimum tax credit carryforwards of approximately $31,000 which are available to reduce future Federal regular income taxes, if any, over an indefinite period.

(13)  EXTRAORDINARY LOSS

     During 1995, upon the completion of a public offering, the Company terminated a certain loan commitment agreement with a REIT and paid an aggregate termination fee of $1,488,000, of which $500,000 was paid in cash and $988,000 by delivery of 87,823 shares of the Company's common stock. The Company incurred an extraordinary pretax loss of $1,923,000 ($1,176,000 net of income taxes), which represents the termination cost incurred by the Company related to the early extinguishment of the loan commitment and the write-off of all unamortized financing costs as of the public offering which were incurred by the Company pursuant to the terminated loan commitment.

(14)  COMMITMENTS AND CONTINGENCIES

     The Company has entered into sale/leaseback agreements with certain REITs as a primary source of financing the development, construction, and to a lesser extent, acquisitions of assisted living residences. Under such agreements, the Company may enter into a series of sale/leaseback transactions whereby each new residence is sold at its negotiated value and the Company will enter into a lease agreement for such residence. The initial terms of the leases vary from 10 to 15 years and include aggregate renewal options ranging from 15 to 40 years. The Company is responsible for all operating costs, including repairs, property taxes, and insurance. All of these lease arrangements provide the Company with a right of first refusal if the REIT were to seek to sell the property. The annual minimum lease payments are based upon a percentage of the negotiated sales value of each residence. Such percentages are generally equal to the yield for the ten-year United States Treasury Note plus rates ranging from 3.25% to 3.75%. The minimum lease payments are adjusted annually by a percentage multiplier that is contingent upon changes in the Consumer Price Index. The residences sold in the sale/leaseback transactions are sold for an amount equal to or less than their fair market value. The leases are accounted for as operating leases with any applicable gain or loss

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES realized in the initial sales transaction being deferred and amortized into income in proportion to rental expense over the initial term of the lease.

     In addition to leased residences, the Company leases certain office space and equipment under noncancelable operating and capital leases from nonaffiliates that expire at various times through 2014. Rental expense on all such operating leases, including residences, for the years ended December 31, 1996, 1995, and 1994 was $9,110,000, $983,000, and $710,000, respectively.

     Future minimum lease payments for the next five years and thereafter under noncancelable leases at December 31, 1996 are as follows (in thousands):

                                                              CAPITAL   OPERATING
                                                              -------   ---------
1997........................................................  $ 1,359   $ 18,456
1998........................................................    1,341     18,523
1999........................................................    6,118     18,575
2000........................................................    4,922     18,617
2001........................................................       --     18,415
Thereafter..................................................       --    158,785
                                                              -------   --------
Total minimum lease payments................................   13,740   $251,371
                                                                        ========
Less amount representing interest...........................    2,894
                                                              -------
Present value of net minimum capital lease payments.........   10,846
Less current portion........................................      345
                                                              -------
Long-term capital lease obligations.........................  $10,501
                                                              =======

     On January 22, 1996, the Company sold two assisted living residences for approximately $7 million, and leased them back under a ten-year sale and leaseback agreement. The transaction produced a gain of approximately $1 million, which was deferred and is being amortized over the lease period.

     On March 26, 1996, the Company entered into an agreement with a REIT to lease three assisted living residences, as well as to enter into a sale and leaseback for two Company-owned residences. The total aggregate amount financed with the REIT for the five residences was approximately $7.5 million. The transaction produced a loss of approximately $680,000.

     On December 31, 1996, the Company sold 12 assisted living residences for approximately $45.0 million and leased them back under a 12-year sale and leaseback agreement. The transaction produced a gain of approximately $5.7 million, which will be deferred and amortized over the lease period.

     The Company is required by certain REITs to obtain a letter of credit as collateral for leased residences. Outstanding letters of credit at December 31, 1996 and 1995 were $1,270,000 and $470,000, respectively.

(15)  SUBSEQUENT EVENTS

     On February 12, 1997, the Company entered into an agreement to acquire interests in three recently constructed assisted living residences in upstate New York with an aggregate capacity of 313 residents. The acquisition will represent an investment by the Company of approximately $21.5 million (cash and assumed debt).

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1997            1996
                                                              -------------   ------------
                                                               (UNAUDITED)
                                          ASSETS
Current Assets:
  Cash and cash equivalents.................................    $ 19,566        $ 39,455
  Residence receivables, net................................       5,562           2,032
  Advances to unconsolidated affiliates.....................      14,155              --
  Other current assets......................................      12,252          10,877
                                                                --------        --------
          Total current assets..............................      51,535          52,364
                                                                --------        --------
Land........................................................      43,343          11,389
Buildings & improvements....................................     157,996          64,574
Furniture, fixtures & equipment.............................      21,196           9,142
Construction in progress....................................      74,821          53,127
                                                                --------        --------
Total property, plant and equipment.........................     297,356         138,232
Less: accumulated depreciation..............................      (8,679)         (5,310)
                                                                --------        --------
Property, plant & equipment, net............................     288,677         132,922
                                                                --------        --------
Long-term investments.......................................       4,436           2,835
Investments in and advances to unconsolidated affiliates....       2,168           1,649
Goodwill, net...............................................       5,424           5,216
Other assets................................................      14,347           9,367
                                                                --------        --------
          Total assets......................................    $366,587        $204,353
                                                                ========        ========
                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt....................    $    916        $    985
  Short-term notes payable..................................      26,046           8,335
  Accounts payable..........................................      15,016          11,771
  Accrued expenses..........................................      17,788          10,741
                                                                --------        --------
          Total current liabilities.........................      59,766          31,832
                                                                --------        --------
Long-term obligations, less current installments............     110,478          33,238
Convertible debt............................................      85,000          35,000
Deferred gain on sale.......................................       7,466           7,331
Minority interest...........................................      12,614           5,888
Stockholders' equity:
  Common stock and additional paid-in capital...............     104,444         104,324
  Accumulated deficit.......................................     (13,181)        (13,260)
                                                                --------        --------
          Total stockholders' equity........................      91,263          91,064
                                                                --------        --------
          Total liabilities and stockholders' equity........    $366,587        $204,353
                                                                ========        ========

   See accompanying notes to supplemental consolidated financial statements.

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   THREE MONTHS ENDED    NINE MONTHS ENDED
                                                     SEPTEMBER 30,         SEPTEMBER 30,
                                                   ------------------    ------------------
                                                    1997       1996       1997       1996
                                                   -------    -------    -------    -------
Revenue:
  Resident service fees..........................  $35,528    $16,931    $87,783    $34,279
  Other..........................................      614        331      1,321      1,010
                                                   -------    -------    -------    -------
          Total operating revenue................   36,142     17,262     89,104     35,289
                                                   -------    -------    -------    -------
Operating expenses:
  Residence operations...........................   22,563     11,199     56,153     22,986
  Lease expense..................................    6,672      2,802     18,088      5,833
  General and administrative.....................    4,155      2,947     11,480      7,450
  Depreciation and amortization..................    3,023      1,170      6,828      2,580
  Non-recurring charge...........................       --         --         --        977
                                                   -------    -------    -------    -------
          Total operating expenses...............   36,413     18,118     92,549     39,826
                                                   -------    -------    -------    -------
Operating loss...................................     (271)      (856)    (3,445)    (4,537)
                                                   -------    -------    -------    -------
Other income (expense):
  Interest expense, net..........................   (1,617)    (1,326)    (2,236)    (2,448)
  Other, net.....................................      (43)       (28)       (67)       (35)
  Equity in losses of unconsolidated
     affiliates..................................      (58)        (9)      (195)       (56)
  Minority interest in losses of consolidated
     subsidiaries................................    3,190         12      6,022         24
                                                   -------    -------    -------    -------
          Total other income (expense) net.......    1,472     (1,351)     3,524     (2,515)
                                                   -------    -------    -------    -------
Net income (loss)................................  $ 1,201    $(2,207)   $    79    $(7,052)
                                                   =======    =======    =======    =======
Net Income Per Share Data:
  Primary:
     Net income (loss) per common and common
       equivalent share..........................  $  0.06    $ (0.13)   $  0.00    $ (0.49)
                                                   =======    =======    =======    =======
     Weighted average number of common and common
       equivalent shares outstanding.............   19,087     17,160     18,989     14,395
                                                   =======    =======    =======    =======

   See accompanying notes to supplemental consolidated financial statements.

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1997        1996
                                                              ---------   --------
Cash flows from operating activities:
  Net income (loss).........................................  $      79   $ (7,052)
  Adjustments to reconcile net income (loss) to net cash
     used in operating activities:
     Depreciation and amortization..........................      6,828      2,580
     Minority interest in losses of consolidated
      subsidiaries..........................................     (6,022)       (24)
     Equity in losses of unconsolidated affiliates..........        195         56
     Increase in net resident receivables...................     (3,775)      (448)
     Increase in other current assets.......................     (2,462)      (646)
     Increase (decrease) in accounts payable................      1,857       (211)
     Increase in accrued expenses...........................      5,900      4,594
     Changes in other assets and liabilities................     (5,310)      (203)
                                                              ---------   --------
Net cash used in operating activities.......................     (2,710)    (1,354)
                                                              ---------   --------
Cash flows from investing activities:
     Investment in property, plant and equipment and project
      development costs.....................................   (171,043)   (83,960)
     Net cash for acquisitions..............................    (22,914)    (1,565)
     Changes in advances to unconsolidated affiliates.......    (12,393)      (756)
                                                              ---------   --------
Net cash used in investing activities.......................   (206,350)   (86,281)
                                                              ---------   --------
Cash flows from financing activities:
     Repayments of short-term note payable..................     (8,304)   (13,844)
     Repayments of long-term debt...........................       (301)   (14,167)
     Net proceeds from issuance of debt.....................    121,568     66,378
     Contributions by minority partners.....................      3,726      1,764
     Issuance of common stock and other capital
      contributions.........................................         44     42,410
     Proceeds from sale/leaseback...........................     72,438     27,348
                                                              ---------   --------
Net cash provided by financing activities...................    189,171    109,889
                                                              ---------   --------
Net (decrease) increase in cash and cash equivalents........    (19,889)    22,254
Cash and cash equivalents:
     Beginning of period....................................     39,455     20,344
                                                              ---------   --------
     End of period..........................................  $  19,566   $ 42,598
                                                              =========   ========

   See accompanying notes to supplemental consolidated financial statements.

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

(1)  BASIS OF PRESENTATION

     The supplemental consolidated balance sheets as of September 30, 1997 and December 31, 1996, the supplemental consolidated statements of operations for the three and nine months ended September 30, 1997 and 1996 and the supplemental consolidated statements of cash flows for the nine months ended September 30, 1997 and 1996 contained herein include the accounts of the Company and Sterling (collectively, the "Combined Company") and its affiliates which are under the common financial control of the Combined Company. All significant intercompany accounts have been eliminated in consolidation. In the opinion of management, all adjustments (consisting only of normal recurring items) necessary for a fair presentation of such supplemental consolidated financial statements have been included. The results of operations for the nine months ended September 30, 1997, are not necessarily indicative of the results to be expected for the full fiscal year.

     The supplemental consolidated financial statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The accompanying supplemental consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company and Sterling included in their respective annual reports on Form 10-K for the year ended December 31, 1996.

(2)  ACQUISITIONS

     On May 1, 1997, the Company acquired an assisted living residence under construction in Mesa, Arizona which is expected to have an aggregate capacity of 61 residents. The acquisition represents an investment by the Company of approximately $2.7 million in cash. This acquisition was accounted for as a purchase.

     In May 1997, the Company completed a series of related transactions resulting in the Company acquiring the operations of three recently constructed, Wynwood-type assisted living residences located in upstate New York with an aggregate capacity of 313 residents (the "New York Transaction"). The Company assumed operations of these residences effective as of March 31, 1997. The Company is leasing one of these residences pursuant to an operating lease and acquired a 51% majority interest in the two other residences for an investment by the Company of $12.4 million, of which $3.1 million was paid in cash, $867,000 was paid in the form of an 11% promissory note payable over a two year term and the remainder was debt assumed. As a result of this transaction, the Company's consolidated long-term debt increased by $17.5 million. The acquisition of the majority interest in these two residences was accounted for as a purchase.

     On June 19, 1997, the Company acquired the remaining 81% partnership interests not already owned by it in four residences for an aggregate purchase price of $1.1 million. The four residences were simultaneously sold and leased back pursuant to a 13-year sale and leaseback arrangement accounted for as an operating lease.

     On June 25, 1997, the Company acquired two Crossings-type assisted living residences in Nevada for an aggregate purchase price of $13.2 million, $6.1 million of which was paid in cash and the remainder was debt assumed by the Company. This transaction has been accounted for as a purchase.

     On June 30, 1997, a wholly owned affiliate of the Company acquired two Crossings-type assisted living residences located in upstate New York for $7.2 million in cash. This transaction was accounted for as a purchase.

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

     On September 1, 1997, the Company acquired operations of three WovenHearts type assisted living residences in Minnesota with an aggregate capacity of 202 beds through a lease agreement. The Company also entered into agreements to manage one Wynwood and one WovenHearts type residences located in Massachusetts and Minnesota respectively with aggregate capacity of 144 beds. The Company anticipates acquiring ownership interests in both managed residences by the end of the year.

     In September 1997, Sterling purchased two assisted living residences in Colorado for an aggregate purchase price of $6.7 million from a franchisee of Sterling. These residences have an aggregate capacity of 74 units. Sterling also entered into an agreement to manage two assisted living residences with aggregate capacity of 99 units in Oklahoma and Texas, respectively. Sterling has the option to enter into lease agreements on these residences in the fourth quarter of 1997.

(3)  DEBT FINANCING

     On April 28, 1997, to partially fund its acquisition activity, the Company obtained a $15 million bridge loan from RDV Capital Management L.P., a limited partnership affiliated with Jerry L. Tubergen, one of the Company's directors. This loan is unsecured, bears interest at prime plus one percent and principal is repayable in April 1998 with accrued interest payable monthly.

     On May 21, 1997, the Company sold at par $50,000,000 of 7.0% convertible subordinated debentures due June 1, 2004. The debentures are convertible into shares of common stock of the Company at the conversion price of $20.25 per share, which equates in aggregate to 2,469,136 shares.

     In September 1997, the Company obtained $25.0 million in bridge loan financings from a health care REIT. These financings bear interest rates ranging from 9.63% to 10.25% and are secured by 12 existing WovenHearts residences and by eight residences currently under construction. These loans will be repaid out of the proceeds of sale/leaseback transactions of the secured properties. These borrowings have been classified as long-term debt on the September 30, 1997 balance sheet.

     Through September 30, 1997, the Combined Company completed 33 sale/leaseback transactions resulting in net proceeds totaling $72 million. The interest rate for the above transactions averaged 10%.

(4)  SUBSEQUENT EVENT

     On October 8, 1997, the Company obtained a non-binding commitment for a $100 million credit facility from Nomura Asset Capital Corp. to be used for long term financing of the Company's assisted living residences.

(5)  NEW ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings per Share" is effective for financial statements issued for periods ending after December 15, 1997. SFAS No. 128 replaces Accounting Principles Board Opinion ("APB") No. 15 and simplifies the computation of earnings per share ("EPS") by replacing the presentation of primary EPS with a presentation of basic EPS. Basic EPS includes no dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from securities that could share in the earnings of the company, similar to fully diluted EPS under APB No. 15. The Statement requires dual presentation of basic and diluted EPS by entities with complex capital structures. The Company will adopt SFAS No. 128 for the financial statements for the year ended December 31, 1997.

PROSPECTUS

                                   SECURITIES

                       ALTERNATIVE LIVING SERVICES, INC.

     Alternative Living Services, Inc., a Delaware corporation (the "Company"), may offer from time to time, in one or more series, its debt securities (the "Debt Securities"), shares of its preferred stock, $.01 par value per share (the "Preferred Stock"), and shares of its common stock, $.01 par value per share (the "Common Stock"). The Debt Securities, Preferred Stock and Common Stock are collectively referred to herein as the "Securities". The Securities will have an aggregate offering price of up to $325,000,000 and will be offered on terms to be determined at the time of the offering.

     In the case of Debt Securities, the specific title, the aggregate principal amount, the ranking, the purchase price, the maturity, the rate and time of payment of any interest, any redemption or sinking fund provisions, any conversion provisions and any other specific term of the Debt Securities will be set forth in an accompanying supplement to this Prospectus (the "Prospectus Supplement"). In the case of Preferred Stock, the specific number of shares, designation, stated value per share, liquidation preference per share, issuance price, dividend rate (or method of calculation), dividend payment dates, any redemption or sinking fund provisions, any conversion rights and other specific terms of the series of Preferred Stock will be set forth in an accompanying Prospectus Supplement. In the case of Common Stock, the specific number of shares and issuance price per share will be set forth in an accompanying Prospectus Supplement. The Prospectus Supplement will also disclose whether the Securities will be listed on a national securities exchange and, if they are not to be listed, the possible effects thereof on their marketability.

     The Securities may be sold: (i) directly by the Company; (ii) through underwriting syndicates represented by one or more managing underwriters, or through one or more underwriters without a syndicate; and (iii) through agents designated from time to time. The names of any underwriters or agents of the Company involved in the sale of the Securities in respect of which this Prospectus is being delivered and any applicable commissions or discounts will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution". The net proceeds to the Company from such sale will be set forth in the Prospectus Supplement.

     The Company's Common Stock is traded on the American Stock Exchange (the "AMEX") under the symbol "ALI". On November 26, 1997, the closing sale price of the Common Stock on the AMEX was $26 1/2 per share.

     SEE "RISK FACTORS" IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------
    THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES UNLESS
                    ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
               THE DATE OF THIS PROSPECTUS IS NOVEMBER 28, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at the New York Regional Office of the Commission, Seven World Trade Center, Suite 1300, New York, New York 10048, and at the Chicago Regional Office of the Commission, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports and other information may also be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006. The Commission also maintains a World Wide Web Site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission, at http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. The Prospectus and any accompanying Prospectus Supplement do not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is hereby made to the Registration Statement including the exhibits and schedules thereto. Statements contained in this Prospectus and any accompanying Prospectus Supplement concerning the provisions or contents of any contract, agreement or any other document referred to herein or therein are not necessarily complete. With respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference to the copy of the applicable document filed with the Commission. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. and copies of it or any part thereof may be obtained from such office, upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission, are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended by Amendment No. 1 on Form 10-K/A filed with the Commission on May 12, 1997; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997; (iv) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997; (v) the Company's Current Report on Form 8-K dated December 31, 1996, filed with the Commission on January 15, 1997, as amended by Amendment No. 1 on Form 8-K/A filed with the Commission on March 17, 1997; (vi) the Company's Current Report on Form 8-K dated May 14, 1997, filed with the Commission on May 27, 1997; (vii) the Company's Current Report on Form 8-K dated July 30, 1997, filed with the Commission on August 14, 1997; (viii) the Company's Current Report on Form 8-K dated September 23, 1997, filed with the Commission on October 10, 1997, as amended by Amendment No. 1 on Form 8-K/A filed with the Commission on November 6, 1997; and (ix) the description of the Company's Capital Stock contained in the Company's Registration Statement on Form 8-A, filed with the Commission on July 30, 1996. In addition, each document filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering of Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date such document is filed with the Commission.

     Any statement contained herein, or in any document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein, or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of the Registration Statement or this Prospectus. All information appearing in this Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference. This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents (other than exhibits to such documents which are not specifically incorporated by reference into such documents) are available without charge, upon written or oral request by any person to whom this Prospectus has been delivered, from Thomas E. Komula, Senior Vice President, 450
N. Sunnyslope Road, Suite 300, Brookfield, Wisconsin 53005, telephone (414) 789-9565.

                           FORWARD LOOKING STATEMENTS

     The matters discussed in this Prospectus under "Risk Factors," in addition to certain statements contained elsewhere in this Prospectus, in the accompanying Prospectus Supplement or in the Company's filings under the Exchange Act, are "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are thus prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual future results or trends to differ materially from future results or trends expressed or implied by such forward-looking statements. The most significant of such risks, uncertainties and other factors are discussed in the accompanying Prospectus Supplement under "Risk Factors" and prospective investors are urged to carefully consider such factors. Updated information will be periodically provided by the Company as required by the Securities Act and the Exchange Act. The Company, however, undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                  THE COMPANY

     Alternative Living Services, Inc. is a leading national assisted living company, operating 219 residences with an aggregate capacity of approximately 9,200 residents as of November 1, 1997. Of these residences, the Company owns 50, leases 101, holds majority interests in entities which own 20 and lease 12, holds minority interests in entities which own 11 and lease 9, and manages 16 for other owners. The Company and its predecessor have operated high-acuity assisted living residences since 1981, and specialty dementia care residences since 1985.

     The Company provides a broad continuum of personal care (such as assistance with bathing, toileting, dressing, eating and ambulation), support services (such as housekeeping, laundry and transportation) and health care (such as medication administration routine and skilled nursing care and health monitoring) to its residents. In addition, the Company offers a wide range of specialized services, including behavior management and environmental adaptation programs, to residents who suffer from Alzheimer's disease and other dementias. All of these services are provided on a 24-hour basis in "home-like" residential settings which emphasize privacy, individual choice and independence. The Company operates multiple residence models, each with a recognized brand name and each serving a particular segment of the private pay elderly population. Each residence model is designed to permit residents to age in place by meeting their personal and health care needs across a range of pricing options.

     Since 1993, the Company has experienced significant growth through its aggressive development program and several strategic acquisitions and mergers. In October 1997, the Company completed the merger with Sterling, which at the time operated 104 residences with an aggregate capacity of approximately 3,900 residents. As a result of the Sterling Merger, the Company added significant depth to its experienced management team, acquired an additional high-acuity residence model line in the Sterling House residence model and significantly expanded its presence in the Midwest and Southeast. In 1996, the Company acquired New Crossings International Corporation, an assisted living company which operated 15 residences with a capacity of approximately 1,420 residents throughout the Western United States, and Heartland Retirement Services, Inc., an assisted living company which operated 20 WovenHearts residences throughout Wisconsin. As a result of these transactions, the Company expanded into several new geographic markets and broadened its offering of assisted living residence models through the addition of the Crossings apartment style residence model and the WovenHearts residence model designed to serve frail elderly individuals in moderate income markets and smaller communities. The Company has also significantly expanded its operations through the development of free-standing residences. Through November 1, 1997, the Company (including Sterling Crossings and Heartland) has developed 203 residences with an aggregate capacity of approximately 8,700 residents. The Company intends to continue its development strategy and, at November 1, 1997, is constructing 99 residences with an aggregate capacity of approximately 4,200 residents and was developing an additional 74 residences with an aggregate capacity of approximately 3,200 residents. Of these residences, at least 110 are expected to open during 1998.

     The Company's executive offices are located at 450 North Sunnyslope Road, Suite 300, Brookfield, Wisconsin 53005, and its telephone number is (414) 789-9565.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                                 NINE MONTHS
                                                                                    ENDED
                                      YEARS ENDED DECEMBER 31,                  SEPTEMBER 30,
                           -----------------------------------------------    -----------------
                            1992      1993      1994      1995      1996       1996      1997
                           -------   -------   -------   -------   -------    -------   -------
Ratio of earnings to
  fixed charges(1).......       --        --        --        --        --         --        --

---------------

(1) No preferred stock was outstanding during the periods presented; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends has not been presented. Earnings consist of earnings from continuing operations excluding unusual charges or extraordinary items, plus fixed charges, reduced by the amount of unamortized interest capitalized. Fixed charges consist of interest on debt, including amortization of debt issuance costs, and a portion of rent expense estimated by management to be the interest component of such rentals. Without giving effect to the Sterling Merger, earnings of the Company were not sufficient to cover fixed charges as follows: for the years ended December 31, 1992, 1993, 1994, 1995 and 1996, $130,000, $180,000, $691,000, $1,482,000 and $8,326,000,
    respectively; and for the nine months ended September 30, 1996 and 1997, $6,547,000 and $7,485,000, respectively.

                                USE OF PROCEEDS

     Unless otherwise specified in the Prospectus Supplement which accompanies this Prospectus, the net proceeds from the sale of the Securities offered from time to time hereby will be used for the repayment of outstanding amounts under the Company's temporary construction financing arrangements, to fund the development of additional assisted living and dementia residences and for general corporate purposes.

                                    DILUTION

     To the extent the Company offers Common Stock, information with respect to dilution will be set forth in an accompanying Prospectus Supplement.

                   DESCRIPTION OF THE COMPANY'S CAPITAL STOCK

     The summary of the terms of the capital stock of the Company set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate, and the Company's Restated Bylaws, as amended (the "Bylaws"), copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. See "Available Information".

GENERAL

     The Certificate authorizes 30,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share. As of November 1, 1997, the Company had 18,575,524 shares of Common Stock issued and outstanding and no outstanding shares of Preferred Stock.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and a majority vote is required for all action to be taken by stockholders. Cumulative voting of shares is prohibited. Accordingly, the holders of a majority of the voting power of the shares voting for the election of directors can elect all of the directors if they choose to do so. The Common Stock bears no preemptive rights, and is not subject to redemption, sinking fund or conversion provisions. The shares of Common Stock offered hereby will be, when issued and paid for, fully paid and non-assessable.

     Holders of Common Stock are entitled to receive dividends if, as and when declared by the Company's Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any preferred stock that may be issued (and subject to any dividend restriction contained in any credit facility which the Company may enter into in the future) and distributed pro rata in accordance with the number of shares of Common Stock held by each stockholder.

     The Common Stock is listed on the American Stock Exchange. The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

PREFERRED STOCK

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in such Prospectus Supplement. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate and the Board of Directors' resolution relating to each series of the Preferred Stock which will be filed with the Commission and incorporated by reference to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Preferred Stock.

     Under the Certificate, the Board of Directors of the Company is authorized to establish and issue, from time to time, up to 5,000,000 shares of Preferred Stock, in one or more series, with such dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preference as shall be stated in the resolution providing for the issue of a series of such stock, adopted, at any time or from time to time, by the Board of Directors of the Company.

     The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation and stated value per share of such Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (v) any redemption or sinking fund provisions; (vi) any conversion rights; and (vii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

     The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. Unless otherwise stated in a Prospectus Supplement relating to a particular series of the Preferred Stock, each series of the Preferred Stock will rank on a parity as to dividends and distributions of assets with each other series of the Preferred Stock. The rights of the holders of each series of the Preferred Stock will be subordinate to those of the Company's general creditors.

     Dividend Rights. Unless otherwise stated in a Prospectus Supplement relating to a particular series of the Preferred Stock, holders of shares of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds of the Company legally available therefor, cash dividends on such dates and at such rates as will be set forth in, or as are determined by the method described in the Prospectus Supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates, fixed by the Board of Directors of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

     Such dividends may be cumulative or noncumulative, as provided in the Prospectus Supplement relating to such series of Preferred Stock. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the holders of such series of Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company shall have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which the Company initially issues shares of such series.

     Unless otherwise stated in a Prospectus Supplement relating to a particular series of the Preferred Stock, so long as the shares of any series of the Preferred Stock shall be outstanding, unless (i) full dividends (including if such Preferred Stock is cumulative, dividends for prior dividend periods) shall have been paid or declared and set apart for payment on all outstanding shares of the Preferred Stock of such series and all other classes and series of Preferred Stock (other than Junior Stock, as defined below) and (ii) the Company is not in default or in arrears with respect to the mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous fund for, any shares of Preferred Stock of such series or any shares of any other Preferred Stock of any class or series (other than Junior Stock), the Company may not declare any dividends on any shares of Common Stock or any other stock of the Company ranking as to dividends or distributions of assets junior to such series of Preferred Stock (the Common Stock and any such other stock being herein referred to as "Junior Stock"), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations or stock of the Company, other than Junior Stock which is neither convertible into, nor exchangeable or exercisable for, any securities of the Company other than Junior Stock.

     Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Company, voluntary or involuntary, the holders of each series of the Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution of assets or payment is made to the holders of Common Stock or any other shares of stock of the Company ranking junior as to such distribution or payment to such series of Preferred Stock, the amount set forth in the Prospectus Supplement relating to such series of the Preferred Stock. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the Preferred Stock of such series and such other shares of Preferred Stock will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the Preferred Stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, the holders of each such series of the Preferred Stock will be entitled to no further participation in any distribution of assets by the Company.

     If such payment shall have been made in full to all holders of shares of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes of stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

     Redemption. A series of the Preferred Stock may be redeemable, in whole or from time to time in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series. Shares of the Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued shares of Preferred Stock of the Company.

     In the event that fewer than all of the outstanding shares of a series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by the Company or by any other method as may be determined by the Company in its sole discretion to be equitable. From and after the redemption date (unless the Company defaults in the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends shall cease to accumulate on the shares of the Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) shall cease.

     So long as any dividends on shares of any series of the Preferred Stock or any other series of Preferred Stock of the Company ranking on a parity as to dividends and distributions of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock or such other series of Preferred Stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares of Preferred Stock of such series or of shares of such other series of Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series and, unless the full cumulative dividends on all outstanding shares of any cumulative Preferred Stock of such series and any other stock of the Company ranking on a parity with such series as to dividends and upon liquidation shall have been paid or contemporaneously are declared and paid for all past dividend periods, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of Preferred Stock to be redeemed at the address shown on the stock transfer books of the Company. After the redemption date, dividends will cease to accrue on the shares of Preferred Stock called for redemption and all rights of the holders of such shares will terminate, except the right to receive the redemption price without interest.

     Conversion Rights. The terms, if any, on which shares of Preferred Stock of any series may be exchanged for or converted (mandatorily or otherwise) into shares of Common Stock or another series of Preferred Stock will be set forth in the Prospectus Supplement relating thereto.

     Voting Rights. Except as indicated below or in a Prospectus Supplement relating to a particular series of the Preferred Stock, or except as required by applicable law, the holders of the Preferred Stock will not be entitled to vote for any purpose.

     Unless otherwise stated in a Prospectus Supplement relating to a particular series of the Preferred Stock, so long as any shares of Preferred Stock remain outstanding, the Company shall not, without the consent or the affirmative vote of the holders of a majority of the shares of each series of Preferred Stock outstanding at the time given in person or by proxy, either in writing or at a meeting (such series voting separately as a class) (i) authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking prior to such series of Preferred Stock with respect to payment of dividends, or the distribution of assets on liquidation, dissolution or winding up or reclassifying any authorized stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares and (ii) to repeal, amend or otherwise change any of the provisions applicable to the Preferred Stock of such series in any manner which materially and adversely affects the powers, preferences, voting power or other rights or privileges of such series of the Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Preferred Stock or the creation or issuance of other series of Preferred Stock, or any increase in the amount of authorized shares of such series or of any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of the Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

     Transfer Agent and Registrar. The transfer agent, dividend and redemption price disbursement agent and registrar for shares of each series of the Preferred Stock will be set forth in the Prospectus Supplement relating thereto.

RESTRICTIONS ON BUSINESS COMBINATIONS AND CORPORATE CONTROL

     Section 203 of the DGCL prohibits certain transactions between a publicly held Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15 percent or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value 10 percent or more of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock, unless
(i) the business combination or the transaction whereby the person became an interested stockholder is approved by the corporation's board of directors prior to the date of such transaction; (ii) the interested stockholder acquired at least 85 percent of the voting stock of the corporation in the transaction in which it became an interested stockholder; or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock owned by disinterested stockholders at an annual or special meeting.

     Limitations on Directors Liability. The Certificate limits the liability of directors and officers to the Company or its stockholders to the fullest extent permitted by the DGCL. The inclusion of this provision in the Certificate may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued under an indenture (the "Indenture") to be executed by the Company and the United States Trust Company of New York, as trustee (the "Trustee"), a form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture and the Debt Securities do not purport to be complete. These summaries are qualified in their entirety by reference to all of the provisions of the Indenture to which reference is hereby made for a full description of such provisions, including the definitions therein of certain terms and other information regarding the Debt Securities. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Indenture. Whenever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference. Copies of the form of the Indenture are available for inspection during normal business hours at the principal executive offices of the Company, 450 N. Sunnyslope Road, Suite 300, Brookfield, Wisconsin 53005.

GENERAL

     The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued from time to time in one or more series. The Prospectus Supplement will describe certain terms of any Debt Securities offered thereby, including
(i) the title of such Debt Securities; (ii) any limit on the aggregate principal amount of such Debt Securities and their purchase price; (iii) the date or dates on which such Debt Securities will mature; (iv) the rate or rates per annum (or manner in which interest is to be determined) at which such Debt Securities will bear interest, if any, and the date from which such interest, if any, will accrue; (v) the dates on which such interest, if any, on such Debt Securities will be payable and the regular record dates for such interest payment dates;
(vi) any mandatory or optional sinking fund or analogous provisions; (vii) additional provisions, if any, for the defeasance of such Debt Securities;
(viii) the date, if any, after which and the price or prices at which such Debt Securities may, pursuant to any optional or mandatory redemption or repayment provisions, be redeemed and the other detailed terms and provisions of any such optional or mandatory redemption or repayment provisions; (ix) whether such Debt Securities are to be issued in whole or in part in registered form represented by one or more registered global securities (a "Registered Global Security") and, if so, the identity of the depository for such Registered Global Security or Debt Securities; (x) certain applicable United States federal income tax consequences; (xi) any provisions relating to security for payments due under such Debt Securities; (xii) any provisions relating to the conversion or exchange of such Debt Securities into or for shares of Common Stock or Debt Securities of another series; (xiii) any provisions relating to the ranking of such Debt Securities in right of payment as compared to other obligations of the Company; (xiv) the denominations in which such Debt Securities are authorized to be issued; (xv) the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable; and (xvi) any other specific term of such Debt Securities, including any additional events of default or covenants provided for with respect to such Debt Securities, and any terms that may be required by or advisable under applicable laws or regulations.

CONVERSION RIGHTS

     The terms, if any, on which Debt Securities of any series may be exchanged for or converted into shares of Common Stock or Debt Securities of another series will be set forth in the Prospectus Supplement relating thereto.

     The conversion price will be subject to adjustment under certain conditions, including (i) the payment of dividends (and other distributions) in shares of Common Stock on any class of capital stock of the Company; (ii) subdivisions, combinations and reclassifications of the Common Stock; (iii) the issuance to all or substantially all holders of Common Stock of rights or warrants entitling them to subscribe for or purchase shares of Common Stock at a price per share (or having a conversion price per share) less than the then current market price; and (iv) distributions to all or substantially all holders of shares of Common Stock of evidences of indebtedness or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions not prohibited under the terms of the Indenture) of the Company, subject to the limitation that all adjustments by reason of any of the foregoing would not be made until they result in a cumulative change in the conversion price of at least 1%. No adjustments in the conversion price of the Debt Securities will be made for regular quarterly or other periodic or recurring cash dividends or distributions. In the event the Company shall effect any capital reorganization or reclassification of its shares of Common Stock or shall consolidate or merge with or into any trust or corporation (other than a consolidation or merger in which the Company is the surviving entity) or shall sell or transfer substantially all of its assets to any other trust or corporation, the holders of the Debt Securities of any series shall, if entitled to convert such Debt Securities at any time after such transaction, receive upon conversion thereof, in lieu of each share of Common Stock into which the Debt Securities of such series would have been convertible prior to such transaction, the same kind and amount of stock and other securities, cash or property as shall have been issuable or distributable in connection with such transaction wit respect to each share of Common Stock.

     A conversion price adjustment made according to the provisions of the Debt Securities of any series (or the absence of provisions for such an adjustment) might result in a constructive distribution to the holders of Debt Securities of such series or holders of shares of Common Stock that would be subject to taxation as a dividend. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors of the Company deems advisable to avoid or diminish any income tax to holders of shares of Common Stock resulting from any dividend or distribution of shares of Common Stock (or rights to acquire shares of Common Stock) or from any event treated as such for income tax purposes or for any other reason. The Board of Directors will also have the power to resolve any ambiguity or correct any error in the adjustments made pursuant to these provisions and its actions in so doing shall be final and conclusive.

     Fractional shares of Common Stock will not be issued upon conversion but, in lieu thereof, the Company will pay a cash adjustment based upon market price.

     The holders of Debt Securities of any series at the close of business on an interest payment record date shall be entitled to receive the interest payable on such Debt Securities on the corresponding interest payment date notwithstanding the conversion thereof. However, Debt Securities surrendered for conversion during the period from the close of business on any record date for the payment of interest to the opening of business on the corresponding interest payment date must be accompanied by payment of an amount equal to the interest payable on such interest payment date. Holders of Debt Securities of any series who convert Debt Securities of such series on an interest payment date will receive the interest payable by the Company on such date and need not include payment in the amount of such interest upon surrender of such Debt Securities for conversion. Except as aforesaid, no payment or adjustment is to be made on conversion for interest accrued on the Debt Securities of any series or for dividends on shares of Common Stock.

OPTIONAL REDEMPTION

     The Debt Securities of any series may be subject to redemption as permitted or required by the terms of such Debt Securities on at least 30 days' prior notice by mail. The Indenture does not contain any provision requiring the Company to repurchase the Debt Securities of any series at the option of the holders thereof in the event of a leveraged buyout, recapitalization or similar restructuring of the Company, even though the Company's creditworthiness and the market value of the Debt Securities may decline significantly as a result of such transaction. The Indenture does not protect holders of the Debt Securities of any series against any decline in credit quality, whether resulting from any such transaction or from any other cause. The Company may at any time buy Debt Securities of any series on the open market.

SUBORDINATION

     The indebtedness evidenced by the Debt Securities of any series may be subordinated and junior in right of payment to the extent set forth in the Indenture to the prior payment in full of amounts then due or thereafter created on all Senior Indebtedness (as defined). The terms, if any, on which the Debt Securities of any series may be subordinated and junior in right of payment to the prior payment in full of amounts then due or thereafter created on all Senior Indebtedness will be set forth in the Prospectus Supplement relating thereto. No payment shall be made by the Company on account of principal of (or premium, if any) or interest on the Debt Securities of any series or on account of the purchase or other acquisition of Debt Securities of any series, if there shall have occurred and be continuing a default with respect to any Senior Indebtedness permitting the holders to accelerate the maturity thereof or with respect to the payment of any Senior Indebtedness, and such default shall be the subject of a judicial proceeding or the Company shall have received notice of such default from any holder of Senior Indebtedness, unless and until such default or event of default shall have been cured or waived or shall have ceased to exist. By reason of these provisions, in the event of default on any Senior Indebtedness, whether now outstanding or hereafter issued, payment of principal of (and premium, if any) and interest on the Debt Securities of any series may not be permitted to be made until such Senior Indebtedness is paid in full, or the event of default on such Senior Indebtedness is cured or waived.

     Upon any acceleration of the principal of the Debt Securities or any distribution of assets of the Company upon any receivership, dissolution, winding-up, liquidation, reorganization, or similar proceedings of the Company, whether voluntary or involuntary, or in bankruptcy or insolvency, all amounts due or to become due upon all Senior Indebtedness must be paid in full before the holders of the Debt Securities of any series or the Trustee are entitled to receive or retain any assets so distributed in respect of the Debt Securities. By reason of this provision, in the event of insolvency, holders of the Debt Securities of any series may recover less, ratably, than holders of Senior Indebtedness.

     "Senior Indebtedness" is defined to mean the principal, premium, if any, unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement and indemnification obligations, and all other amounts payable under or in respect of Indebtedness (as defined) of the Company for money borrowed, whether any such Indebtedness exists as of the date of the Indenture or is created, incurred, assumed or guaranteed after such date (other than Indebtedness owed to a subsidiary of the Company, Indebtedness which is expressly pari passu to the Debt Securities, Indebtedness which is expressly subordinated to the Debt Securities, the Company's 7% Convertible Subordinated Debentures due 2004 or the Company's 6.75% Convertible Subordinated Debentures due 2006). There is no limit on the amount of Senior Indebtedness that the Company may incur.

     "Indebtedness" with respect to any Person is defined to mean:

          (i) all indebtedness for money borrowed whether or not evidenced by a promissory note, draft or similar instrument;

          (ii) that portion of obligations with respect to leases that is properly classified as a liability on a balance sheet in accordance with generally accepted accounting principles;

          (iii) notes payable and drafts accepted representing extensions of credit;

          (iv) any balance owed for all or any part of the deferred purchase price or services which purchase price is due more than six months from the date of incurrence of the obligation in respect thereof (except any such balance that constitutes (a) a trade payable or an accrued liability arising in the ordinary course of business or (b) a trade draft or note payable issued in the ordinary course of business in connection with the purchase of goods or services), if and to the extent such debt would appear as a liability upon a balance sheet of such person prepared in accordance with generally accepted accounting principles; and

          (v) any deferral, amendment, renewal, extension, supplement or refunding of any liability of the kind described in any of the preceding clauses (i) through (iv);

provided, however, that, in computing the "Indebtedness" of any Person, there shall be excluded any particular indebtedness if, upon or prior to the maturity thereof, there shall have been deposited with a depositary in trust money (or evidence of indebtedness if permitted by the instrument creating such indebtedness) in the necessary amount to pay, redeem or satisfy such indebtedness as it becomes due, and the amount so deposited shall not be included in any computation of the assets of such Person.

DIVIDENDS, DISTRIBUTIONS AND ACQUISITIONS OF COMMON STOCK

     The Company will not (i) declare or pay any dividend, or make any distribution on its Common Stock to its stockholders (other than dividends or distributions payable in Common Stock of the Company) or (ii) purchase, redeem, or otherwise acquire or retire for value any of its Common Stock, or any warrants, rights, or options to purchase or acquire any shares of its Common Stock (other than the Debt Securities of any series or any other convertible indebtedness of the Company that is neither secured nor subordinated to the Debt Securities of any series), if at the time of such action an Event of Default has occurred and is continuing or would exist immediately after such action. The foregoing, however, will not prevent (i) the payment of any dividend within 60 days after the date of declaration when the payment would have complied with the foregoing provision on the date of declaration; or (ii) the Company's retirement of any of its Common Stock by exchange for, or out of the proceeds of the substantially concurrent sale of, other Common Stock.

ADDITIONAL COVENANTS

     Any additional covenants of the Company with respect to a series of the Debt Securities will be set forth in the Prospectus Supplement relating thereto.

MODIFICATION OF THE INDENTURE

     Under the Indenture, with certain exceptions, the rights and obligations of the Company with respect to any series of Debt Securities and the rights of Holders of such series may only be modified by the Company and the Trustee with the consent of the Holders of at least a majority in principal amount of the outstanding Debt Securities of such series. However, without the consent of each Holder of any Debt Securities affected, an amendment, waiver or supplement may not (i) reduce the principal of, or rate of interest on, any Debt Securities;
(ii) change the stated maturity date of the principal of, or any installment of interest on, any Debt Securities; (iii) waive a default in the payment of the principal amount of, or the interest on, or any premium payable on redemption of, any Debt Securities; (iv) change the currency for payment of the principal of, or premium or interest on, any Debt Securities; (v) impair the right to institute suit for the enforcement of any such payment when due; (vi) adversely affect any right to convert any Debt Securities; (vii) reduce the amount of outstanding Debt Securities necessary to consent to an amendment, supplement or waiver provided for in the Indenture; or (viii) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or waivers of past defaults, except as otherwise specified.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Except as otherwise set forth in the accompanying Prospectus Supplement, the following is a summary of certain provisions of the Indenture relating to Events of Default, notice and waiver.

     The following are Events of Default under the Indenture with respect to any series of Debt Securities: (i) default in the payment of interest on the Debt Securities of such series when due and payable, which continues for 30 days;
(ii) default in the payment of principal of (and premium, if any) on the Debt Securities when due and payable, at maturity, upon redemption or otherwise, which continues for five Business Days; (iii) failure to perform any other covenant of the Company contained in the Indenture or the Debt Securities of such series which continues for 60 days after written notice as provided in the Indenture; (iv) default under any bond, debenture or other Indebtedness (as defined in the Indenture) of the Company or any subsidiary if (a) either (x) such Event of Default results from the failure to pay any such Indebtedness at maturity or (y) as a result of such Event of Default, the maturity of such Indebtedness has been accelerated prior to its expressed maturity and such acceleration shall not be rescinded or annulled or the accelerated amount paid within 10 days after notice to the Company of such acceleration, or such Indebtedness having been discharged, and (b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal or interest thereon, or the maturity of which has been so accelerated, aggregates $10 million or more; and (v) certain events of bankruptcy, insolvency or reorganization relating to the Company.

     If an Event of Default occurs and is continuing with respect to the Debt Securities of any series, either the Trustee or the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series may declare the Debt Securities due and payable immediately.

     The Indenture provides that the Trustee will, within 90 days after the occurrence of any Default or Event of Default with respect to the Debt Securities of any series, give to the Holders of Debt Securities notice of all uncured Defaults and Events of Default known to it, but the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of such Holders, except in the case of a default in the payment of the principal of (or premium, if any) or interest on any of the Debt Securities of such series.

     The Indenture provides that the Holders of a majority in aggregate principal amount of the Debt Securities of any series then outstanding may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series. The right of a Holder to institute a proceeding with respect to the Indenture is subject to certain conditions precedent including notice and indemnity to the Trustee, but the Holder has an absolute right to receipt of principal of (and premium, if any) and interest on such Holder's Debt Securities on or after the respective due dates expressed in the Debt Securities, and to institute suit for the enforcement of any such payments.

     The Holders of a majority in principal amount of the outstanding Debt Securities of any series then outstanding may on behalf of the Holders of all Debt Securities of such series waive certain past defaults, except a default in payment of the principal of (or premium, if any) or interest on any Debt Securities of such series or in respect of certain provisions of the Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Debt Security of such series affected thereby.

     The Company will be required to furnish to the Trustee annually a statement of certain officers of the Company stating whether or not they know of any Default or Events of Default and, if they have knowledge of a Default or Event of Default, a description of the efforts to remedy the same.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

     The Indenture provides that the Company may merge or consolidate with, or sell or convey all, or substantially all, of its assets to any other trust or corporation, provided that (i) either the Company shall be the continuing entity, or the successor entity (if other than the Company) shall be any entity organized and existing under the laws of the United States or a state thereof or the District of Columbia (although it may, in truth, be owned by a foreign entity) and such entity shall expressly assume by supplemental indenture all of the obligations of the Company under the Debt Securities of any series and the Indenture; (ii) immediately after giving effect to such transactions, no Default or Event of Default shall have occurred and be continuing; and (iii) the Company shall have delivered to the Trustee an Officers' Certificate and opinion of counsel, stating that the transaction and supplemental indenture comply with the Indenture.

GLOBAL SECURITIES

     The Debt Securities may be issued in whole or in part in global form (the "Global Securities"). The Global Securities will be deposited with a depository (the "Depository"), or with a nominee for a Depository, identified in the Prospectus Supplement. In such case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive form, a

Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor for such Depository or a nominee of such successor.

     The specific material terms of the depository arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement. The Company anticipates that the following provisions will apply to all depository arrangements.

     So long as the Depository for a Global Security, or its nominee, is the registered owner of such Global Security, such Depository or such nominee as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Security for all purposes under the Indenture; provided, however, that for purposes of obtaining any consents or directions required to be given by the Holders of the Debt Securities, the Company, the Trustee and its agents will treat a person as the holder of such principal amount of Debt Securities as specified in a written statement of the Depository.

     Principal, premium, if any, and interest payments, if any, on Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made directly to the owners of beneficial interests of such Global Security, except as may be limited by the terms of the resolution of the Board of Directors of the Company that authorizes such series of Debt Securities.

     The Company expects that the depository for any Debt Securities represented by a Global Security, upon receipt of any payment of principal, premium, if any, or interest will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depository. The Company also expects that payments by participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names," and will be the responsibility of such participants.

     If the Depository for any Debt Securities represented by a Global Security is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, the Company will issue each Debt Security in definitive form to the beneficial owners thereof in exchange for such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Global Security or Securities representing such Debt Securities.

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

                              PLAN OF DISTRIBUTION

     The Company may sell Securities in any of three ways; (i) directly to investors; (ii) through underwriting syndicates represented by one or more managing underwriters, or by one or more underwriters without a syndicate; or
(iii) through agents designated from time to time. The names of any underwriters or agents of the Company involved in the sale of the Securities in respect of which this Prospectus is being delivered and any applicable commissions or discounts will be set forth in the Prospectus Supplement. The net proceeds to the Company from each such sale will also be set forth in the Prospectus Supplement.

     Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with or perform services for the Company in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the Securities offered hereby will be passed upon for the Company by Rogers & Hardin LLP, Atlanta, Georgia.

                                    EXPERTS

     The (i) consolidated financial statements of Alternative Living Services, Inc. and subsidiaries as of December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995 and 1996 have been included in the Company's Form 10-K for the year ended December 31, 1996 and (ii) supplemental consolidated financial statements of Alternative Living Services, Inc. and subsidiaries as of December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995 and 1996 have been included in the Form 8-K/A filed by the Company on November 6, 1997; and each such financial statements have been incorporated by reference in the Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing therein upon the authority of said firm as experts in accounting and auditing.

======================================================

  No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained in this Prospectus Supplement and the Prospectus, in connection with the Offering covered by this Prospectus Supplement and the Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of any offer to buy, any of the Securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus Supplement or the Prospectus or in the affairs of the Company since the date hereof.

                             ---------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                         PAGE
                                         ----
Prospectus Summary.....................   S-3
Risk Factors...........................   S-7
Use of Proceeds........................  S-17
Price Range of Common Stock............  S-18
Capitalization.........................  S-19
Selected Supplemental Consolidated
  Financial Data.......................  S-20
Management's Discussion and Analysis of
  Combined Financial Condition and
  Results of Combined Operations.......  S-21
Business...............................  S-27
Management.............................  S-51
Description of Debentures..............  S-54
Certain Federal Income Tax
  Considerations.......................  S-57
Underwriting...........................  S-60
Legal Matters..........................  S-61
Experts................................  S-61
Index to Supplemental Consolidated
  Financial Statements.................   F-1

              PROSPECTUS

Available Information..................     2
Incorporation of Certain Documents by
  Reference............................     2
Forward Looking Statements.............     3
The Company............................     4
Ratio of Earnings to Fixed Charges.....     5
Use of Proceeds........................     5
Dilution...............................     5
Description of the Company's Capital
  Stock................................     5
Description of Debt Securities.........     9
Plan of Distribution...................    15
Legal Matters..........................    16
Experts................................    16

======================================================
======================================================

                                  $125,000,000

                           ALTERNATE LIVING SERVICES

                          % CONVERTIBLE SUBORDINATED
                              DEBENTURES DUE 2002

                   -----------------------------------------

                             PROSPECTUS SUPPLEMENT

                   -----------------------------------------

                              SCHRODER & CO. INC.

                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                              SALOMON SMITH BARNEY

                                COWEN & COMPANY

                               MCDONALD & COMPANY
                                SECURITIES, INC.

                               DECEMBER   , 1997

======================================================